

Received SEC

MAR 19 2008

Washington, DC 20549


HMN
FINANCIAL, INC.



2007
Annual Report





HMN Financial, Inc. and Home Federal Savings Bank are headquartered in Rochester, Minnesota. Home Federal operates ten full-service banking facilities in Minnesota and two in Iowa. Home Federal Private Banking operates two branches in Rochester and one in Edina, Minnesota.

FINANCIAL HIGHLIGHTS

Operating Results: *(Dollars in thousands, except per share data)*	At or For the Year Ended December 31, 2007	2006	Percentage Change
Total interest income	**$77,523**	67,527	14.8%
Total interest expense	**38,823**	28,841	34.6
Net interest income	**38,700**	38,686	0.0
Provision for loan losses	**3,898**	8,878	(56.1)
Net interest income after provision for loan losses	**34,802**	29,808	16.8
Fees and service charges	**3,139**	3,111	0.9
Loan servicing fees	**1,054**	1,172	(10.1)
Securities gains, net	**0**	48	(100.0)
Gain on sales of loans	**1,514**	1,255	20.6
Other non-interest income	**1,887**	856	120.4
Total non-interest income	**7,594**	6,442	17.9
Total non-interest expense	**23,822**	22,596	5.4
Income before income tax expense	**18,574**	13,654	36.0
Income tax expense	**7,300**	5,226	39.7
Net income	**$11,274**	8,428	33.8
Per Common Share Information:			
Earnings per common share and common share equivalents			
Basic	**$ 3.02**	2.20	
Diluted	**2.89**	2.10	
Stock price (for the year)			
High	**$ 35.55**	36.10	
Low	**22.55**	28.84	
Close	**24.55**	34.51	
Book value	**23.50**	21.58	
Price to book value	**104.47%**	159.92%	
Financial Ratios:			
Return on average assets	**1.03%**	0.86%	19.8%
Return on average equity	**11.53**	8.85	30.3
Dividend payout ratio	**34.72**	42.61	(18.5)
Net interest margin	**3.67**	4.13	(11.1)
Operating expense to average assets	**2.17**	2.30	(5.7)
Average equity to average assets	**8.89**	9.70	(8.4)
Equity to total assets at year end	**8.78**	9.53	(7.9)
Non-performing assets to total assets	**1.96**	1.07	83.2
Efficiency ratio	**51.46**	50.07	2.8

Balance Sheet Data: *(Dollars in thousands)*	December 31, 2007	2006	Percentage Change
Total assets	**$ 1,117,054**	977,789	14.2%
Securities available for sale	**186,188**	126,140	47.6
Loans held for sale	**3,261**	1,493	118.4
Loans receivable, net	**865,088**	768,232	12.6
Deposits	**888,118**	725,959	22.3
Federal Home Loan Bank advances	**112,500**	150,900	(25.4)
Stockholders' equity	**98,128**	93,142	5.4
Home Federal Savings Bank regulatory capital ratios:			
Tier I or core capital	**7.96%**	8.34%	(4.6)%
Tier I capital to risk weighted assets	**10.34**	10.19	(1.5)
Risk-based capital	**11.32**	11.33	(0.1)

TO OUR SHAREHOLDERS AND CUSTOMERS



Looking back at 2007, most investors will remember a year dominated by the subprime credit issues that resulted in large asset write downs at the big domestic and international banks and brokerages. Although HMN did not originate subprime mortgages, purchase investments backed by subprime mortgages, or incur any write downs directly related to subprime mortgages, we were still impacted indirectly by the credit crisis that occurred.

The market's reaction to the historic losses experienced by the large banks was a loss of confidence that resulted in a significant widespread devaluation of financial stocks, including HMN. Our stock began the year trading at $34.51 and ended the year at $24.55. This represents a 29% decline in our stock price despite the fact that our net income increased 34% from the prior year. In fact, the $11.3 million in net income reported for 2007 was the highest net income in the Company's fourteen year history. We can't control the value that the market places on our stock but we did take advantage of the decline in our share price by purchasing $4.9 million of HMN stock in the open market during the year. These shares were placed into treasury in order to reduce the number of outstanding shares and increase shareholder returns.

The credit crisis also impacted us by making it more difficult for some borrowers with marginal credit to qualify for a mortgage, since most non-traditional mortgage products were eliminated by the banks and mortgage companies that were previously offering them. This in turn reduced the demand for single family homes as there were less qualified buyers in the marketplace. The decrease in demand for housing and building lots affected the risk ratings on some of our residential development loans which was the primary reason our non-performing loans increased $11.3 million during the year. We believe we have adequately provided for any possible losses on these loans and will continue to work with the borrowers in order to get these assets performing in the most cost effective manner. Despite the decreased demand for single family homes in the last half of 2007, we were able to grow our asset size by 14% during the year and ended the year at $1.1 billion in assets. The growth was largely in the commercial loan area as total loans grew 13% to $865 million.

The opportunity for continued growth motivated our expansion into the southern Twin Cities metro market as we opened a new commercial/private banking branch in Eagan, Minnesota in August of 2007. This office complements our existing branch in Edina, Minnesota, that was opened in 2002, and will allow us to better serve an ever growing customer base in this market. After more than six months with the new office, we've seen great progress and will continue to focus our efforts on gaining market share to supplement the growth in our other more established markets.

Another exciting change for Home Federal is a unification of our brand names and the creation of a new logo. Since 2002, we have conducted our private banking business under the Eagle Crest Capital Bank brand and our traditional banking services under the Home Federal brand. In January 2008, we consolidated these into the Home Federal brand in order to increase customer awareness of our affiliation and reflect our unified approach to serving our customers. This process involved changing the Eagle Crest Capital Bank name to Home Federal Private Banking. Be assured that nothing else has changed as our employees remain committed to meeting the needs of our customers by providing the highest quality of service and the most innovative and relevant financial solutions.

In closing, I'd like to express my appreciation for the diligence and perseverance of the HMN outside directors and our internal staff for their continued successful compliance with all of the directives and requirements that go along with being a public company. I am honored to work with my 200 plus company colleagues who bring energy and dedication to their work every day and are most responsible for the financial results contained in this annual report. I am also extremely thankful for the many loyal customers throughout our system and for the communities that support us. Thanks for your continued relationship with Home Federal. We look forward to meeting your financial needs in 2008 and beyond.

Sincerely,



Michael McNeil
President and CEO

BOARD OF DIRECTORS



From left: Allan R. DeBoer, Michael McNeil, Mahlon C. Schneider, Duane D. Benson, Michael J. Fogarty.
Seated: Timothy R. Geisler, Susan K. Kolling, Karen L. Himle and Malcolm W. McDonald.

TIMOTHY R. GEISLER
Chairman of the Board
HMN and Home Federal Savings Bank
Unit Manager Financial Accounting & Controls
Mayo Clinic

MICHAEL MCNEIL
President and CEO
HMN and Home Federal Savings Bank

DUANE D. BENSON
Independent Business Consultant

ALLAN R. DEBOER
Independent Business Consultant

MAHLON C. SCHNEIDER
Retired Senior Vice President External Affairs and General Counsel
Hormel Foods Corporation

SUSAN K. KOLLING
Senior Vice President
HMN and Home Federal Savings Bank

MICHAEL J. FOGARTY
Chairman
C.O. Brown Agency, Inc.

MALCOLM W. MCDONALD
Retired Senior Vice President
Space Center, Inc.

KAREN L. HIMLE
Vice President University Relations
University of Minnesota

FIVE-YEAR CONSOLIDATED FINANCIAL HIGHLIGHTS

Selected Operations Data:

(Dollars in thousands, except per share data)	Year Ended December 31,				
	2007	2006	2005	2004	2003
Total interest income	**$77,523**	67,527	60,281	51,617	44,937
Total interest expense	**38,823**	28,841	24,511	20,993	20,289
Net interest income	**38,700**	38,686	35,770	30,624	24,648
Provision for loan losses	**3,898**	8,878	2,674	2,755	2,610
Net interest income after provision for loan losses	**34,802**	29,808	33,096	27,869	22,038
Fees and service charges	**3,139**	3,111	2,719	2,776	2,304
Loan servicing fees	**1,054**	1,172	1,210	1,169	998
Securities gains (losses), net	**0**	48	(21)	(535)	1,275
Gain on sales of loans	**1,514**	1,255	1,853	1,703	5,240
Other non-interest income	**1,887**	856	748	854	438
Total non-interest income	**7,594**	6,442	6,509	5,967	10,255
Total non-interest expense	**23,822**	22,596	21,801	20,162	19,653
Income tax expense	**7,300**	5,226	6,736	4,387	4,038
Income before minority interest	**11,274**	8,428	11,068	9,287	8,602
Minority interest	**0**	0	0	(3)	(3)
Net income	**$11,274**	8,428	11,068	9,290	8,605
Per common share and common share equivalents:					
Basic	**$ 3.02**	2.20	2.89	2.40	2.26
Diluted	**2.89**	2.10	2.77	2.31	2.16

Selected Financial Condition Data:

(Dollars in thousands, except per share data)	December 31,				
	2007	2006	2005	2004	2003
Total assets	**$1,117,054**	977,789	991,237	960,673	866,726
Securities available for sale	**186,188**	126,140	119,659	103,672	104,664
Loans held for sale	**3,261**	1,493	1,435	2,712	6,543
Loans receivable, net	**865,088**	768,232	785,678	783,213	688,951
Deposits	**888,118**	725,959	731,537	698,902	551,688
Federal Home Loan Bank advances	**112,500**	150,900	160,900	170,900	203,900
Stockholders' equity	**98,128**	93,142	90,728	83,771	80,931
Book value per share	**23.50**	21.58	20.59	18.95	17.93
Number of full service offices	**15**	14	13	13	12
Number of loan origination offices	**2**	2	3	2	6
Key Ratios[1]					
Stockholders' equity to total assets at year end	**8.78%**	9.53%	9.15%	8.72%	9.34%
Average stockholders' equity to average assets	**8.89**	9.70	9.05	9.17	10.15
Return on stockholders' equity (ratio of net income to average equity)	**11.53**	8.85	12.42	11.03	10.85
Return on assets (ratio of net income to average assets)	**1.03**	0.86	1.12	1.01	1.10
Dividend payout ratio (ratio of dividends paid to net income)	**34.72**	42.61	38.02	36.36	39.58

[1] Average balances were calculated based upon amortized cost without the market value impact of SFAS No. 115.

This Annual Report, other reports filed by the Company with the Securities and Exchange Commission, and the Company's proxy statement may contain "forward-looking" statements that deal with future results, plans or performance. In addition, the Company's management may make these statements orally to the media, or to securities analysts, investors or others. Forward-looking statements deal with matters that do not relate strictly to historical facts. Words such as "anticipate", "believe", "expect", "intend", "would", "could" and similar expressions, as they relate to us, are intended to identify such forward-looking statements. The Company's future results may differ materially from historical performance and forward-looking statements about the Company's expected financial results or other plans are subject to a number of risks and uncertainties. These include, but are not limited to possible legislative changes and adverse economic, business and competitive developments such as shrinking interest margins; deposit outflows; reduced demand for financial services and loan products; changes in accounting policies and guidelines, or monetary and fiscal policies of the federal government; changes in credit and other risks posed by the Company's loan and investment portfolios; changes in loan repayment and prepayment patterns; changes in loan terms and conditions; technological, computer-related or operational difficulties; adverse changes in securities markets; results of litigation or other significant uncertainties.

OVERVIEW

HMN Financial, Inc. (HMN or the Company) is the stock savings bank holding company for Home Federal Savings Bank (the Bank), which operates community retail, private banking and loan production offices in southern Minnesota and Iowa. The earnings of the Company are primarily dependent on the Bank's net interest income, which is the difference between interest earned on loans and investments, and the interest paid on interest-bearing liabilities such as deposits and Federal Home Loan Bank (FHLB) advances. The difference between the average rate of interest earned on assets and the average rate paid on liabilities is the "interest rate spread". Net interest income is produced when interest-earning assets equal or exceed interest-bearing liabilities and there is a positive interest rate spread. The Company's interest rate spread declined in the current year as a result of an increased amount of higher rate certificate of deposit accounts. Net interest income and net interest rate spread are affected by changes in interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of non-performing assets. The Company's net income is also affected by the generation of non-interest income, which consists primarily of gains or losses from the sale of securities, gains from the sale of loans, fees for servicing mortgage loans, and the generation of fees and service charges on deposit accounts. The Bank incurs expenses in addition to interest expense in the form of salaries and benefits, occupancy expenses, provisions for loan losses and amortization of mortgage servicing assets. Over the past several years, the Company has increased the emphasis on commercial loans, which has increased the credit risk inherent in the loan portfolio and the provision for loan losses has increased due to commercial loan charge offs and risk rating downgrades due to decreased demand for housing and building lots.

The earnings of financial institutions, such as the Bank, are significantly affected by prevailing economic and competitive conditions, particularly changes in interest rates, government monetary and fiscal policies, and regulations of various regulatory authorities. Lending activities are influenced by the demand for and supply of business credit, single family and commercial properties, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of deposits are influenced by prevailing market rates of interest on competing investments, account maturities and the levels of personal income and savings.

Critical Accounting Policies

Critical accounting policies are those policies that the Company's management believes are the most important to understanding the Company's financial condition and operating results. The Company has identified the following three critical accounting policies that management believes involve the most difficult, subjective, and/or complex judgments that are inherently uncertain. Therefore, actual financial results could differ significantly depending upon the assumptions, estimates and other factors used.

Allowance for Loan Losses and Related Provision

The allowance for loan losses is based on periodic analysis of the loan portfolio. In this analysis, management considers factors including, but not limited to, specific occurrences of loan impairment, changes in the size of the portfolios, national and regional economic conditions such as unemployment data, loan portfolio composition, loan delinquencies, local construction permits, development plans, local economic growth rates, historical experience and observations made by the Company's ongoing internal audit and regulatory exam processes. Loans are charged off to the extent they are deemed to be uncollectible. The Company has established separate processes to determine the adequacy of the loan loss allowance for its homogeneous single-family and consumer loan portfolios and its non-homogeneous loan portfolios. The determination of the allowance for the non-homogeneous commercial, commercial real estate, and multi-family loan portfolios involves assigning standardized risk ratings and loss factors that are periodically reviewed. The loss factors are estimated using a combination of the Company's own loss experience and external industry data and are assigned to all loans without identified credit weaknesses. For each non-performing loan, the Company also performs an individual analysis of impairment that is based on the expected cash flows or the value of the assets collateralizing the loans and establishes any necessary specific reserves. The determination of the allowance on the homogeneous single-family and consumer loan portfolios is calculated on a pooled basis with individual determination of the allowance for all non-performing loans. The Company's policies and procedures related to the allowance for loan losses are consistent with the Interagency Policy Statement on the Allowance for Loan and Lease Losses that was issued in December 2006.

The adequacy of the allowance for loan losses is dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers or properties. The estimates are reviewed periodically and adjustments, if any, are recorded in the provision for loan losses in the periods in which the adjustments become known. The allowance is allocated to individual loan categories based upon the relative risk characteristics of the loan portfolios and the actual loss experience. The Company increases its allowance for loan losses by charging the provision for loan losses against income. The methodology for establishing the allowance for loan losses takes into consideration probable losses that have been identified in connection with specific loans as well as losses in the loan portfolio for which specific reserves are not required. Although management believes that based on current conditions the allowance for loan losses is maintained at an adequate amount to provide for probable loan losses inherent in the portfolio as of the balance sheet dates, future conditions may differ substantially from those anticipated in determining the allowance for loan losses and adjustments may be required in the future.

Mortgage Servicing Rights

The Company recognizes as an asset the rights to service mortgage loans for others, which are referred to as mortgage servicing rights (MSRs). MSRs are capitalized at the fair value of the servicing rights on the date the mortgage loans are sold and are carried at the lower of the capitalized amount, net of accumulated amortization, or fair value. MSRs are capitalized and amortized in proportion to, and over the period of, estimated net servicing income. Each quarter the Company evaluates its MSRs for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* Loan type and interest rate are the predominant risk characteristics of the underlying loans used to stratify the MSRs for purposes of measuring impairment. If temporary impairment exists, a valuation allowance is established for any excess of amortized cost over the current fair value through a charge to income. If the Company later determines that all or a portion of the temporary impairment no longer exists, a reduction of the valuation allowance is recorded as an increase to income. The valuation is based on various assumptions, including the estimated prepayment speeds and default rates of the stratified portfolio. Changes in the mix of loans, interest rates, prepayment speeds, or default rates from the estimates used in the valuation of the MSR's may have a material effect on the amortization and valuation of MSRs. Management believes that the assumptions used and the values determined are reasonable based on current conditions. However, future economic conditions may differ substantially from those anticipated in determining the value of the MSRs and adjustments may be required in the future. The Company does not formally hedge its MSRs because they are hedged naturally by the Company's origination volume. Generally, as interest rates rise the origination volume declines and the value of MSRs increases and as interest rates decline the origination volume increases and the value of MSRs decreases. The amount of MSRs capitalized continues to decline as the Company now sells the servicing rights along with the loans for the majority of its single family loans that are sold.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. These calculations are based on many complex factors including estimates of the timing of reversals of temporary differences, the interpretation of federal and state income tax laws, and a determination of the differences between the tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities.

The Company adopted Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* (FIN 48) effective January 1, 2007. FIN 48 requires the use of estimates to determine the amounts and probabilities of all of the possible outcomes that could be realized upon the ultimate settlement of a tax position using the facts, circumstances, and information available. The application of FIN 48 requires significant judgment in arriving at the amount of tax benefits to be recognized in the financial statements for a given tax position. It is possible that the tax benefits realized upon the ultimate resolution of a tax position may result in tax benefits that are significantly different from those estimated.

Results of Operations

Net income was $11.3 million for the year ended December 31, 2007, compared to $8.4 million for the year ended December 31, 2006. Diluted earnings per common share for 2007 were $2.89, compared to $2.10 for 2006. Return on average assets was 1.03% and 0.86% and return on average equity was 11.53% and 8.85% for 2007 and 2006, respectively. Diluted earnings per share increased $0.08 as a result of the Company's treasury stock purchases of $4.9 million during 2007.

In comparing 2007 to 2006, net interest income was the same. The provision for loan losses decreased $5.0 million in 2007, primarily because of a decrease in commercial loan charge offs. Non-interest income increased $1.2 million primarily because of an increase in the gains recognized on the sale of real estate owned. Non-interest expense increased $1.2 million primarily because of increased compensation and benefits costs and increased legal fees related to foreclosed assets.

Net Interest Income

Net interest income was $38.7 million for 2007, the same as in 2006. Interest income was $77.5 million for 2007, an increase of $10.0 million from $67.5 million for 2006. Interest income increased because of a $117 million increase in average interest earning assets and also because the average yields earned on loans and investments increased between the periods. The increase in average interest earning assets was the result of a $66 million increase in the average outstanding loans and a $51 million increase in the average outstanding cash and investments between the periods. The increase in outstanding loans was primarily in commercial business and commercial construction loans. The increase in cash and investments was the result of obtaining collateralized deposit relationships that required the purchase of additional investments in order to collateralize the deposits and maintain adequate liquidity. Yields increased primarily because of the 100 basis point increase in the prime interest rate that occurred during the first six months of 2006 that remained in effect until September 2007. Increases in the prime rate, which is the rate that banks charge their prime business customers, generally increase the rates on adjustable rate consumer and commercial loans in the portfolio and on new loans and investments. The yield earned on interest-earning assets was 7.35% for 2007, an increase of 14 basis points from the 7.21% yield for 2006. Interest expense was $38.8 million for 2007, an increase of $10.0 million from $28.8 million for 2006. Interest expense increased primarily because of higher interest rates paid on commercial money market accounts and certificates of deposits. The increased rates were the result of the 100 basis point increase in federal funds rate that occurred throughout the first six months of 2006 that was not fully reflected in deposit rates until the second half of 2006. Increases in the federal funds rate generally have a lagging effect and increase the rates banks pay for deposits. The average interest rate paid on interest-bearing liabilities was 3.91% for 2007, an increase of 63 basis points from the 3.28% paid for 2006. Net interest margin for 2007 was 3.67%, a decrease of 46 basis points, compared to 4.13% for 2006.

The following table presents the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year Ended December 31,								
	2007			2006			2005		
(Dollars in thousands)	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
Interest-earning assets:									
Securities available for sale:									
Mortgage-backed and related securities	**$ 15,502**	**727**	**4.69%**	$ 7,045	271	3.85%	$ 8,509	326	3.83%
Other marketable securities	**177,256**	**9,153**	**5.16**	124,684	5,195	4.17	95,193	2,744	2.88
Loans held for sale	**2,391**	**148**	**6.19**	3,383	216	6.40	3,308	189	5.71
Loans receivable, net[1][2]	**827,597**	**65,967**	**7.97**	760,990	59,965	7.88	802,637	56,189	7.00
Federal Home Loan Bank stock	**6,627**	**341**	**5.15**	8,235	325	3.95	8,960	253	2.82
Other, including cash equivalents	**24,820**	**1,187**	**4.78**	32,867	1,555	4.73	21,714	580	2.67
Total interest-earning assets	**$1,054,193**	**77,523**	**7.35**	$937,204	67,527	7.21	$940,321	60,281	6.41
Interest-bearing liabilities:									
Noninterest checking	**$ 55,002**	**0**	**0.00%**	$ 51,017	0	0.00%	$ 45,263	0	0.00%
NOW accounts	**115,572**	**3,495**	**3.02**	97,753	2,635	2.70	104,271	1,770	1.70
Passbooks	**40,401**	**551**	**1.36**	60,577	1,084	1.79	48,297	435	0.90
Money market accounts	**216,175**	**8,045**	**3.72**	153,889	5,119	3.33	106,819	2,273	2.13
Certificate accounts	**236,415**	**10,577**	**4.47**	233,074	8,652	3.71	243,853	7,093	2.91
Brokered deposits	**210,164**	**10,734**	**5.11**	125,055	4,553	3.64	167,181	5,660	3.39
Federal Home Loan Bank advances	**116,721**	**5,420**	**4.64**	156,399	6,795	4.34	170,914	7,278	4.26
Other interest-bearing liabilities	**939**	**1**	**0.00**	834	3	0.00	866	2	0.00
Total interest-bearing liabilities	**$ 991,389**	**38,823**	**3.91**	$878,598	28,841	3.28	$887,464	24,511	2.76
Net interest income		**38,700**			38,686			35,770	
Net interest rate spread			**3.44%**			3.93%			3.65%
Net earning assets	**$ 62,804**			$ 58,606			$ 52,857		
Net interest margin			**3.67%**			4.13%			3.80%
Average interest-earning assets to average interest-bearing liabilities		**106.33%**			106.67%			105.96%	

(1) Tax exempt income was not significant; therefore, the yield was not presented on a tax equivalent basis for any of the years presented. The tax-exempt income was $789,000 for 2007 and $1.1 million for 2006 and 2005.

(2) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserve.

Net interest margin decreased to 3.67% in 2007 from 4.13% for 2006 primarily because the cost of interest bearing liabilities increased at a faster rate than the yield on interest bearing assets due to the lagging effect of deposit price changes in relation to loan price changes. Net interest margin was also negatively impacted by a change in the deposit mix as a larger percentage of deposits were in higher priced brokered certificates of deposits in 2007 when compared to 2006. The use of brokered deposits was increased in 2007 as they were used to fund commercial loan growth and replace maturing Federal Home Loan Bank advances in order to improve the Bank's liquidity position. Average net interest-earning assets were $62.8 million in 2007 compared to $58.6 million for 2006. Net interest-earning assets increased primarily because of an increase in cash from operations and were reduced by the purchase of premises and equipment, repurchase of HMN common stock and the payment of dividends. During 2007 and 2006 the Company purchased premises and equipment of $2.6 million and $1.4 million, paid $4.9 million and $4.0 million, respectively, to purchase its common stock in the open market and paid dividends to stockholders of $3.7 million in both years.

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It quantifies the changes in interest income and interest expense related to changes in the average outstanding balances (volume) and those changes caused by fluctuating interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume).

	Year Ended December 31,					
	2007 vs. 2006			2006 vs. 2005		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
(Dollars in thousands)	Volume[1]	Rate[1]	(Decrease)	Volume[1]	Rate[1]	(Decrease)
Interest-earning assets:						
Securities available for sale:						
Mortgage-backed and related securities	$ 325	131	456	$ (56)	1	(55)
Other marketable securities	2,190	1,768	3,958	850	1,601	2,451
Loans held for sale	(63)	(5)	(68)	4	23	27
Loans receivable, net	5,602	399	6,001	(2,832)	6,608	3,776
Cash equivalents	(381)	13	(368)	298	677	975
Other	(63)	80	17	(21)	92	71
Total interest-earning assets	$ 7,610	2,386	9,996	$(1,757)	9,002	7,245
Interest-bearing liabilities:						
NOW accounts	$ 864	(5)	859	$ (81)	947	866
Passbooks	(410)	(123)	(533)	111	538	649
Money market accounts	116	2,809	2,925	1,292	1,552	2,844
Certificates	125	1,801	1,926	(313)	1,873	1,560
Brokered deposits	3,883	2,298	6,181	(1,426)	319	(1,107)
Federal Home Loan Bank advances	(1,816)	441	(1,375)	(618)	135	(483)
Other interest-bearing liabilities	0	(1)	(1)	0	0	0
Total interest-bearing liabilities	$ 2,762	7,220	9,982	$(1,035)	5,364	4,329
Net interest income			$38,700			$38,686

[1] For purposes of this table, changes attributable to both rate and volume which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

The following table sets forth the weighted average yields on the Company's interest-earning assets, the weighted average interest rates on interest-bearing liabilities and the interest rate spread between the weighted average yields and rates as of the date indicated. Non-accruing loans have been included in the table as loans carrying a zero yield.

At December 31, 2007			
Weighted average yield on:		Weighted average rate on:	
Securities available for sale:			
Mortgage-backed and related securities	4.76%	NOW accounts	1.88%
Other marketable securities	5.07	Passbooks	1.40
Loans held for sale	5.90	Money market accounts	3.34
Loans receivable, net	7.57	Certificates	4.94
Federal Home Loan Bank stock	4.25	Federal Home Loan Bank advances	4.64
Other interest-earnings assets	2.65	Combined weighted average yield on interest-bearing liabilities	3.84
Combined weighted average rate on interest-earning assets	7.04	Interest rate spread	3.20

Provision for Loan Losses

The provision for loan losses is recorded to maintain the allowance for loan losses at a level deemed appropriate by management based on the factors disclosed in the critical accounting policy previously discussed. The provision for loan losses was $3.9 million for 2007, a decrease of $5.0 million from $8.9 million for 2006. The provision for loan losses decreased primarily because $7.4 million in related commercial real estate development loans were charged off in 2006 compared to loan charge offs of $1.7 million in 2007. The decrease in the provision related to loan charge offs was partially offset by an increase in the provision for the $77 million increase in the outstanding commercial loans between the periods and by the $1.7 million increase in the reserves established on non-accrual loans. Total non-performing assets were $21.9 million at December 31, 2007, an increase of $11.5 million, or 110.4%, from $10.4 million at December 31, 2006.

Non-Interest Income

Non-interest income was $7.6 million for the year ended December 31, 2007, an increase of $1.2 million from $6.4 million for 2006. The following table presents the components of non-interest income:

	Year Ended December 31,			Percentage Increase (Decrease)	
(Dollars in thousands)	**2007**	2006	2005	**2007/2006**	2006/2005
Fees and service charges	**$3,139**	3,111	2,719	**0.9%**	14.4%
Loan servicing fees	**1,054**	1,172	1,210	**(10.1)**	(3.1)
Securities gains (losses), net	**0**	48	(21)	**(100.0)**	328.6
Gain on sales of loans	**1,514**	1,255	1,853	**20.6**	(32.3)
Other non-interest income	**1,887**	856	748	**120.4**	14.4
Total non-interest income	**$7,594**	6,442	6,509	**17.9**	(1.0)

Fees and service charges earned in 2007 increased $28,000 from those earned in 2006 primarily because of an increase in retail deposit account activity and fees.

Mortgage servicing fees decreased $118,000 between the periods due primarily to a decrease in the single-family mortgage loans being serviced. Single-family loan servicing fees decreased $112,000 due to a decrease in the number of single-family loans that were serviced for others. The number of loans serviced decreased because most of the servicing rights on the loans originated in 2007 were sold along with the loans. Commercial loan servicing fees decreased $6,000 as a result of a small decrease in loans serviced for others. The Bank continues to sell off participations in, but retains the servicing responsibilities for, certain originated commercial loans in order to adhere to regulatory lending limits and manage credit risk within the portfolio.

Security gains decreased $48,000 for the year ended December 31, 2007 due to decreased security sales. The ability to realize gains on the sale of securities is dependent upon the type of securities in the portfolio and on changes in the general interest rate environment. No investments were sold in 2007 because the rising interest rate environment for most of the year limited the opportunity to sell securities at a gain.

Gain on sales of loans increased $259,000 in 2007. Gain on sales of single-family loans decreased $316,000 due to a decrease in the number of single-family loans sold and a decrease in the profit margins realized on the loans that were sold. Competition in the single-family loan origination market remained strong in 2007 as the overall market slowed and profit margins were lowered in order to remain competitive and maintain origination volume. Government guaranteed commercial loan sale gains increased $575,000 in 2007 due primarily to the gain recognized on the sale of an $8.7 million USDA guaranteed loan. The Company expects mortgage interest rates to trend lower in 2008, which may result in higher loan originations and more gain on sales of single-family loans than that experienced in 2007. Commercial government guaranteed loan volume is anticipated to decrease in 2008 as the gain recognized on the $8.7 million USDA loan sale is not anticipated to be repeated.

Other non-interest income consists primarily of fees and commissions earned on the sale of financial planning and insurance products and the gains and losses from the sale of assets. For 2007, other non-interest income increased $1.0 million primarily because of increased gains on the sale of real estate owned that was partially offset by decreased sales of financial planning and insurance products.

Non-Interest Expense

Non-interest expense for 2007 was $23.8 million, an increase of $1.2 million, compared to $22.6 million for 2006. The following table presents the components of non-interest expense:

(Dollars in thousands)	Year Ended December 31,			Percentage Increase (Decrease)	
	2007	2006	2005	**2007/2006**	2006/2005
Compensation and benefits	**$12,491**	11,869	11,140	**5.2%**	6.5%
Occupancy	**4,467**	4,435	4,081	**0.7**	8.7
Advertising	**542**	475	384	**14.1**	23.7
Data processing	**1,267**	1,183	1,032	**7.1**	14.6
Amortization of mortgage servicing rights, net	**706**	848	1,020	**(16.7)**	(16.9)
Other	**4,349**	3,786	4,144	**14.9**	(8.6)
Total non-interest expense	**$23,822**	22,596	21,801	**5.4**	3.6

Non-interest expense increased in 2007 primarily because of a $622,000 increase in compensation and benefits expense due to annual salary and incentive compensation increases. Occupancy expense increased $32,000 primarily because of the additional costs associated with the new Eagan branch that was opened in the third quarter of 2007. Data processing costs increased $84,000 primarily because of increased internet and other banking services provided by a third party processor. Amortization of mortgage servicing rights decreased $142,000 due to a decrease in single-family mortgage loans being serviced when compared to 2006. Other non-interest expense increased $563,000 primarily because of increased legal fees and other expenses relating to foreclosed assets.

Income Taxes

The Company considers the calculation of current and deferred income taxes to be a critical accounting policy that is subject to significant estimates. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax assets and liabilities. Income tax expense increased between the periods due to an increase in taxable income and an effective tax rate that increased from 38.3% for 2006 to 39.3% for 2007. The increase in the effective tax rate was primarily the result of increased taxable income and changes in state tax allocations.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.* FIN 48 requires companies to recognize in their financial statements the impact of a tax position, taken or expected to be taken, if it is more likely than not that the position will be sustained on audit based on the technical merits of the position. The Interpretation requires the use of a cumulative probability methodology to determine the amounts and probabilities of all of the possible outcomes that could be realized upon the ultimate settlement of a tax position using the facts, circumstances, and information available at the reporting date. It also requires that interest expense be accrued on the difference between the tax position recognized in accordance with the Interpretation and the amount previously taken or expected to be taken in a tax return. The provisions of FIN 48 were adopted by the Company on January 1, 2007 and as a result, the Company recognized a $250,000 increase in its liability recorded for tax exposure reserves for unrecognized tax benefits upon adoption. The adjustment was recorded as a reduction to the January 1, 2007 retained earnings balance and an increase in tax liability in accordance with the requirements of FIN 48.

The Company is located in Minnesota and files a state income tax return with the Minnesota Department of Revenue (MDR). In January 2007, the MDR proposed adjustments of $2.2 million to the Company's Minnesota state tax liability for the tax years 2002 through 2004 related to the tax treatment of the inter-company dividends paid to the Bank by Home Federal Holding. The Company is challenging the proposed adjustments and a Minnesota Tax Court hearing has been scheduled in the third quarter of 2008. A tax exposure reserve has been established based on a range of probable outcomes, however, the final liability will depend on the ultimate resolution of this issue. In 2005, Minnesota state tax laws were changed and the Company's Minnesota tax filings subsequent to 2004 do not have exposure relating to the treatment of the inter-company dividend payment.

COMPARISON OF 2006 WITH 2005

Net income was $8.4 million for 2006, compared to $11.1 million for 2005. Diluted earnings per common share for 2006 were $2.10, compared to $2.77 for 2005. Return on average assets was 0.86% and 1.12% and return on average equity was 8.85% and 12.42% for 2006 and 2005, respectively.

In comparing 2006 to 2005, net interest income increased $2.9 million primarily because of an increase in interest rates and because of a change in the mix of funding sources away from brokered deposits to less expensive checking, savings and money market deposits. The increased emphasis on commercial loans has increased the credit risk inherent in the loan portfolio and the provision for loan losses increased $6.2 million in 2006, primarily because of an increase in commercial loan charge offs. Non-interest income decreased $68,000 primarily because of a decrease in the gain recognized on the sale of single family mortgages, which was partially offset by an increase in fees and service charges on checking accounts. Non-interest expense increased $795,000 primarily because of increased compensation and benefits costs and increased occupancy costs due in part to additional branch facilities opened in the first quarter of 2006.

Net interest income was $38.7 million for 2006, an increase of $2.9 million from $35.8 million in 2005. Interest income was $67.5 million for 2006, an increase of $7.2 million from $60.3 million for 2005. Interest income increased primarily because of an increase in the average interest rates earned on loans and investments. Interest rates increased primarily because of the 100 basis point increase in the prime interest rate between the periods. Increases in the prime rate, which is the rate that banks charge their prime business customers, generally increase the rates on adjustable rate consumer and commercial loans in the portfolio, new loans originated and investments purchased. The increase in interest income due to increased rates was partially offset by a $42 million decrease in the average outstanding loan portfolio balance between the periods due to an increase in commercial loan prepayments and an increase in loan participations sold in order to comply with lending limit restrictions and reduce credit risk. The average yield earned on interest-earning assets was 7.21% for 2006, an increase of 80 basis points from the 6.41% yield for 2005. Interest expense was $28.8 million for 2006, an increase of $4.3 million from the $24.5 million for 2005. Interest expense increased primarily because of higher interest rates paid on deposits which were caused by the 100 basis point increase in the federal funds rate between the periods. Increases in the federal funds rate, which is the rate that banks charge other banks for short term loans, generally increase the rates banks pay for deposits. The increase in deposit rates was partially offset by a change in the mix of funding sources between the periods. The average outstanding balances of $57 million in brokered deposits and Federal Home Loan Bank advances were replaced with other less expensive deposits which lowered the Bank's overall cost of funds. The average interest rate paid on interest-bearing liabilities was 3.28% for 2006, an increase of 52 basis points from the 2.76% paid for 2005. Net interest margin for 2006 was 4.13%, an increase of 33 basis points, compared to 3.80% for 2005.

Net interest margin increased to 4.13% in 2006 from 3.80% for 2005 because of the increase in the prime rate, which generally increases the yield on the adjustable rate commercial and consumer loans in the portfolio and on new loans and investments. The change in the mix of liabilities from higher rate brokered deposits to lower rate checking, savings and money market deposit accounts also had a positive effect on the net interest margin. Net interest margin was enhanced 10 basis points in 2006 because of an increase in the amount of prepayment penalties received on commercial loans. Commercial loan refinance activity increased in 2006 due to the competitive rate environment that existed during the year. Average net interest-earning assets were $58.6 million in 2006 compared to $52.9 million for 2005. Net interest-earning assets increased primarily because of an increase in cash from operations and an increase of $3.0 million in interest earning cash balances between the periods due to a reduction in the compensating balance requirements at the Federal Reserve Bank. Net interest-earning assets were reduced by the repurchase of HMN common stock and the payment of dividends. During 2006 and 2005 the Company paid $4.0 million and $1.0 million to purchase its common stock in the open market and paid dividends to stockholders of $3.7 million and $3.5 million, respectively.

The provision for loan losses was $8.9 million for 2006 compared to $2.7 million in 2005. The provision for loan losses increased primarily because $7.4 million in commercial loans relating to a real estate and golf course development were charged off during the year. The increase in the provision related to loan charge offs was partially offset by a $12 million decrease in outstanding commercial loans between the periods. Loans charged off during 2006 included commercial loans of $7.4 million, consumer loans of $269,000 and mortgage loans of $150,000.

Non-interest income was $6.4 million for 2006, a decrease of $68,000, from $6.5 million for 2005. Fees and service charges earned in 2006 increased $392,000 from those earned in 2005 primarily because of an increase in overdraft fees and service charges on deposits accounts. Loan servicing fees decreased $38,000 for 2006. Single-family loan servicing fees decreased $102,000 due to a decrease in the number of single-family loans that were serviced for others. The number of loans serviced decreased because of a decrease in single-family loans sold and because the servicing rights on most of the loans originated in 2006 were sold along with the loans. Sold loans decreased because there were fewer single-family loans originated and more of the loans that were originated were placed into the loan portfolio to replace prepaying loans. The decrease in single-family loan servicing fees was partially offset by a $64,000 increase in commercial loan servicing fees. Commercial loan servicing fees increased as a result of an increase in loans serviced for others. The commercial loan servicing portfolio increased because the Bank continued to sell off participations in, but retain the servicing responsibilities for, certain originated commercial loans in order to adhere to regulatory lending limits and manage credit risk within the portfolio. Security gains increased $69,000 for 2006 due to the gain on the sale of a Federal Home Loan Mortgage Corporation (FHLMC) preferred stock investment that had previously been written down because its decline in value was determined to be other than temporary. The FHLMC preferred stock was the only investment sold in 2006 and no investments were sold in 2005 because the rising interest rate environment limited the opportunity to sell securities at a gain. Gain on sales of loans decreased $598,000 in 2006. Gain on sale of single-family loans decreased $491,000 due to a decrease in the number of single-family loans sold and a decrease in the profit margins realized on the loans that were sold. Competition in the single-family loan origination market remained strong in 2006 and profit margins were lowered in order to remain competitive. Government guaranteed commercial loan sale gains decreased $107,000 in 2006 due to fewer loan sales. Other non-interest income consisted primarily of fees and commissions earned on the sale of financial planning and insurance products and the gains and losses from the sale of assets. For 2006, other non-interest income increased $107,000, primarily because of decreased losses on the sale of repossessed and foreclosed assets that were partially offset by decreased sales of financial planning and insurance products.

Non-interest expense for 2006 was $22.6 million, compared to $21.8 million for 2005. Non-interest expense increased $795,000 in 2006 primarily because of a $729,000 increase in compensation and benefits expense due to increase in salaries and employee pension costs. Occupancy expense increased $355,000 primarily because of the additional costs associated with the new branch and loan origination offices opened in Rochester in the first quarter of 2006. Data processing costs increased $151,000 primarily because of increased internet and other banking services provided by a third party processor between the periods. Other non-interest expense decreased $358,000 primarily because of a decrease in mortgage loan expenses and professional fees. Mortgage servicing rights amortization decreased $171,000 between the periods because there were fewer mortgage loans being serviced.

Income tax expense was $5.2 million in 2006 compared to $6.7 million for 2005. Income tax expense decreased between the periods primarily because of a decrease in taxable income.

Financial Condition

Loans Receivable, Net

The following table sets forth the information on the Company's loan portfolio in dollar amounts and percentages (before deductions for loans in process, deferred fees and discounts and allowances for losses) as of the dates indicated:

	December 31,									
	2007		2006		2005		2004		2003	
(Dollars in thousands)	**Amount**	**Percent**	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real Estate Loans:										
One-to-four family	**$152,974**	**17.33%**	$134,269	17.10%	$127,075	15.82%	$139,008	17.34%	$144,315	20.37%
Multi-family	**29,073**	**3.29**	29,863	3.80	40,753	5.07	41,922	5.23	31,540	4.45
Commercial	**281,822**	**31.92**	294,490	37.49	260,268	32.40	224,945	28.06	199,124	28.10
Construction or development	**111,034**	**12.58**	60,178	7.66	80,342	10.00	98,397	12.28	95,346	13.45
Total real estate loans	**574,903**	**65.12**	518,800	66.05	508,438	63.29	504,272	62.91	470,325	66.37
Other Loans:										
Consumer Loans:										
Automobile	**1,730**	**0.20**	3,093	0.39	5,461	0.68	9,496	1.18	14,754	2.08
Home equity line	**51,317**	**5.81**	54,247	6.91	61,011	7.60	67,140	8.38	54,193	7.64
Home equity	**20,254**	**2.30**	21,263	2.71	19,076	2.37	20,033	2.50	18,974	2.68
Mobile home	**1,699**	**0.19**	2,052	0.26	2,299	0.29	2,896	0.36	3,665	0.52
Land/lot loans	**4,151**	**0.47**	5,501	0.70	9,487	1.18	11,572	1.44	10,486	1.48
Other	**5,758**	**0.65**	3,692	0.47	3,564	0.44	3,836	0.48	3,833	0.54
Total consumer loans	**84,909**	**9.62**	89,848	11.44	100,898	12.56	114,973	14.34	105,905	14.94
Commercial business loans	**222,959**	**25.26**	176,770	22.51	193,962	24.15	182,369	22.75	132,459	18.69
Total other loans	**307,868**	**34.88**	266,618	33.95	294,860	36.71	297,342	37.09	238,364	33.63
Total loans	**882,771**	**100.00%**	785,418	100.00%	803,298	100.00%	801,614	100.00%	708,689	100.00%
Less:										
Loans in process	**3,011**		5,252		7,008		7,561		11,298	
Unamortized (premiums) discounts	**(11)**		40		190		63		166	
Net deferred loan fees	**2,245**		2,021		1,644		1,781		1,334	
Allowance for losses	**12,438**		9,873		8,778		8,996		6,940	
Total loans receivable, net	**$865,088**		$768,232		$785,678		$783,213		$688,951	

The Company continues to manage interest rate risk and increase interest income by increasing its investment in shorter term and generally higher yielding commercial loans. The Company intends to continue to increase the size of its commercial real estate and commercial business portfolios while originating enough traditional conforming one-to-four family mortgage loans to maintain that portfolio at its current level. HMN did not originate or hold subprime mortgages in its loan portfolio, purchase investments backed by subprime mortgages, or incur any write downs directly related to subprime mortgages in 2007. However, subprime credit issues impacted the Company indirectly by making it more difficult for some borrowers with marginal credit to qualify for a mortgage, as most non-traditional mortgage products were eliminated by the banks and mortgage companies that were previously offering them. This decrease in available credit reduced the demand for single family homes as there were less qualified buyers in the marketplace. The decrease in demand for housing and building lots affected the risk ratings on some of our residential development loans which was the primary reason non-performing loans increased $11.3 million during the year. We believe we have adequately provided for any probable losses on these loans and will continue to work with the borrowers in order to get these assets performing in the most cost effective manner.

One-to-four family real estate loans were $153.0 million at December 31, 2007, an increase of $18.7 million, compared to $134.3 million at December 31, 2006. Loan originations decreased in 2007 but more of the loans that were originated were placed in portfolio. The increase in the amount of mortgage loans placed in portfolio was the primary reason for the growth in the one-to-four family loan portfolio during 2007.

Commercial real estate loans were $281.8 million at December 31, 2007, a decrease of $12.7 million, compared to $294.5 million at December 31, 2006. Commercial business loans were $223.0 million at December 31, 2007, an increase of $46.2 million, compared to $176.8 million at December 31, 2006. The Company's continued emphasis on commercial real estate and commercial business loans resulted in the origination or purchase of $543.7 million of these loans in 2007, compared to $437.6 million in 2006. The increase in production was the primary reason for the increase and was partially offset by participations that were sold in order to comply with lending limit restrictions and reduce credit risk concentrations.

Home equity line loans were $51.3 million at December 31, 2007, compared to $54.2 million at December 31, 2006. The open-end home equity lines are written with an adjustable rate and a 10 year draw period which requires "interest only" payments followed by a 10 year repayment period which fully amortizes the outstanding balance. Closed-end home equity loans are written with fixed or adjustable rates with terms up to 15 years. Home equity loans were $20.3 million at December 31, 2007, compared to $21.3 million at December 31, 2006.

Allowance for Loan Losses

The determination of the allowance for loan losses and the related provision is a critical accounting policy of the Company that is subject to significant estimates, as previously discussed. The current level of the allowance for loan losses is a result of management's assessment of the risks within the portfolio based on the information obtained through the credit evaluation process. The Company utilizes a risk-rating system on non-homogenous commercial real estate and commercial business loans that includes regular credit reviews to identify and quantify the risk in the commercial portfolio. Management conducts quarterly reviews of the entire loan portfolio and evaluates the need to establish general allowances and specific reserves on the basis of these reviews.

Management continues to actively monitor asset quality and to charge off loans against the allowance for loan losses when appropriate. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used to determine the size of the allowance for loan losses.

The allowance for loan losses was $12.4 million, or 1.41% of gross loans at December 31, 2007, compared to $9.9 million, or 1.26% of gross loans at December 31, 2006. The allowance for loan losses and the related ratios increased primarily because of an $11.3 million increase in nonperforming loans between the periods. The following table reflects the activity in the allowance for loan losses and selected statistics:

	December 31,				
(Dollars in thousands)	**2007**	2006	2005	2004	2003
Balance at beginning of year	**$ 9,873**	8,778	8,996	6,940	4,824
Provision for losses	**3,898**	8,878	2,674	2,755	2,610
Charge-offs:					
One-to-four family	**(42)**	(150)	(234)	(331)	(69)
Consumer	**(840)**	(269)	(228)	(407)	(226)
Commercial business and real estate	**(799)**	(7,430)	(2,615)	0	(255)
Recoveries	**348**	66	185	39	56
Net charge-offs	**(1,333)**	(7,783)	(2,892)	(699)	(494)
Balance at end of year	**$12,438**	9,873	8,778	8,996	6,940
Year end allowance for loan losses as a percent of year end gross loan balance	**1.41%**	1.26%	1.09%	1.12%	0.98%
Ratio of net loan charge-offs to average loans outstanding	**0.16**	0.98	0.36	0.09	0.08

The following table reflects the allocation of the allowance for loan losses:

	December 31,									
	2007		2006		2005		2004		2003	
	Allocated allowance as a % of loan category	**Percent of loans in each category to total loans**	Allocated allowance as a % of loan category	Percent of loans in each category to total loans	Allocated allowance as a % of loan category	Percent of loans in each category to total loans	Allocated allowance as a % of loan category	Percent of loans in each category to total loans	Allocated allowance as a % of loan category	Percent of loans in each category to total loans
Real estate loans:										
One-to-four family	**0.27%**	**17.33%**	0.22%	17.10%	0.21%	15.82%	0.17%	17.34%	0.12%	20.36%
Multi-family	**1.05**	**3.29**	1.49	3.80	1.56	5.07	1.67	5.23	1.34	4.45
Commercial real estate	**2.10**	**31.92**	1.67	37.49	1.32	32.40	1.60	28.06	1.42	28.10
Construction or development	**1.34**	**12.58**	1.16	7.66	1.14	10.00	1.07	12.28	0.92	13.45
Consumer loans	**1.70**	**9.62**	1.59	11.44	0.88	12.56	0.81	14.34	0.98	14.95
Commercial business loans	**1.28**	**25.26**	1.18	22.51	1.36	24.15	1.36	22.75	1.20	18.69
Total	**1.41**	**100.00%**	1.26	100.00%	1.09	100.00%	1.12	100.00%	0.98	100.00%

The allocation of the allowance for loan losses increased in 2007 for one-to-four family and consumer loans due to an increase in the reserve for unclassified loans based on management's assessment of the risk in these portfolios based on historical experience and the current economic environment. The allocated percentage for commercial real estate and construction or development loans increased in 2007 due to management's assessment of the risk and assignment of risk ratings of certain individual loans in this category. The allocated percentage for multi-family loans decreased between the years because some of the loans that were classified at the end of 2006 were paid off during 2007.

Allowance for Real Estate Losses

Real estate properties acquired or expected to be acquired through loan foreclosures are initially recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value less estimated selling costs. Management periodically performs valuations and an allowance for losses is established if the carrying value of a property exceeds its fair value less estimated selling costs. There was limited activity in the allowance for real estate losses and the balance was $0 and $125,000 at December 31, 2007 and 2006, respectively.

Non-performing Assets

Loans are reviewed at least quarterly and any loan whose collectibility is doubtful is placed on non-accrual status. Loans are placed on non-accrual status when either principal or interest is 90 days or more past due, unless, in the judgment of management, the loan is well collateralized and in the process of collection. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan. Restructured loans include the Bank's troubled debt restructurings that involved forgiving a portion of interest or principal or making loans at a rate materially less than the market rate. Foreclosed and repossessed assets include assets acquired in settlement of loans.

Non-performing assets are comprised of non-accrual loans, restructured loans, impaired securities, delinquent accounts receivable, real estate acquired through foreclosure, and repossessed assets and totaled $21.9 million at December 31, 2007, compared to $10.4 million at December 31, 2006. The $11.5 million increase in non-performing assets at December 31, 2007 relates primarily to an $11.3 million increase in non-performing loans and a $175,000 increase in foreclosed and repossessed assets. The increase in non-performing loans was primarily related to two residential development loan relationships totaling $8.9 million that became non-performing due to decreased demand for residential lots. The non-performing loan activity for the year included $25.0 million in additional non-performing loans, $1.7 million in loan charge offs, $2.8 million in loans that were reclassified to performing, $3.5 million in loans that were transferred into real estate owned, and $5.7 million in principal payments were received on non-performing loans.

The following table sets forth the amounts and categories of non-performing assets in the Company's portfolio:

	December 31,				
(Dollars in thousands)	**2007**	2006	2005	2004	2003
Non-accruing loans:					
Real estate:					
One-to-four family	**$ 1,196**	1,364	626	1,864	1,177
Commercial real estate	**15,641**	5,296	948	1,114	2,162
Consumer	**1,094**	1,254	496	472	1,050
Commercial business	**1,723**	394	259	261	186
Total	**19,654**	8,308	2,329	3,711	4,575
Accruing loans delinquent 90 days or more:					
One-to-four family	**0**	0	0	628	114
Other assets	**34**	44	178	201	211
Foreclosed and repossessed assets:					
Real estate:					
One-to-four family	**901**	1,422	565	141	73
Commercial real estate	**1,313**	650	750	0	0
Consumer	**33**	0	61	201	62
Total	**2,247**	2,072	1,376	342	135
Total non-performing assets	**$21,935**	$10,424	$ 3,883	$ 4,882	$ 5,035
Total as a percentage of total assets	**1.96%**	1.07%	0.39%	0.51%	0.58%
Total non-performing loans	**$19,654**	$ 8,308	$ 2,329	$ 4,339	$ 4,689
Total as a percentage of total loans receivable, net	**2.27%**	1.08%	0.30%	0.55%	0.68%
Allowance for loan losses to non-performing loans	**63.28%**	118.84%	376.88%	207.30%	147.99%

For 2007, 2006 and 2005, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $1.8 million, $803,000 and $327,000, respectively. The amounts that were included in interest income on a cash basis for these loans were $963,000, $572,000 and $273,000, respectively.

In addition to the non-performing assets set forth in the table above, as of December 31, 2007 there was one other potential problem loan. Potential problem loans are loans that are not in nonperforming status; however, there are circumstances present to create doubt as to the ability of the borrower to comply with present repayment terms. The decision of management to include performing loans in potential problem loans does not necessarily mean that the Company expects losses to occur but that management recognized a higher degree of risk associated with these loans. The level of potential problem loans is another predominant factor in determining the relative level of risk in the loan portfolio and in determining the level of the allowance for loan losses. The loan that has been reported as a potential problem loan is a residential development loan totaling $9.1 million. There were no potential problem loans at December 31, 2006.

Liquidity and Capital Resources

The Company manages its liquidity position to ensure that the funding needs of borrowers and depositors are met timely and in the most cost effective manner. Asset liquidity is the ability to convert assets to cash through the maturity or sale of the asset. Liability liquidity is the ability of the Bank to attract retail or brokered deposits or to borrow funds from third parties such as the Federal Home Loan Bank (FHLB).

The primary investing activities are the origination of loans and the purchase of securities. Principal and interest payments on loans and securities along with the proceeds from the sale of loans held for sale are the primary sources of cash for the Company. Additional cash can be obtained by selling securities from the available for sale portfolio or by selling loans or mortgage servicing rights. Unpledged securities could also be pledged and used as collateral for additional borrowings with the FHLB to generate additional cash.

The primary financing activity is the attraction of retail and brokered deposits. The Bank has the ability to borrow additional funds from the FHLB by pledging additional securities or loans. Refer to Note 12 of the Notes to Consolidated Financial Statements for more information on additional advances that could be drawn based upon existing collateral levels with the FHLB. Information on outstanding advance maturities and related early call features is also included in Note 12.

The Company's most liquid assets are cash and cash equivalents, which consist of short-term highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and interest-bearing deposits. The level of these assets is dependent on the operating, financing and investing activities during any given period.

Cash and cash equivalents at December 31, 2007 were $23.7 million, a decrease of $20.1 million, compared to $43.8 million at December 31, 2006. Net cash provided by operating activities during 2007 was $40.3 million. The Company conducted the following major investing activities during 2007: principal payments received and maturities of securities available for sale and FHLB stock were $171.3 million, purchases of securities available for sale and FHLB stock were $225.2 million and loans receivable increased $120.1 million. The Company spent $2.6 million for the purchase of land, equipment and updating its premises. Net cash used by investing activities during 2007 was $176.6 million. The Company conducted the following major financing activities during 2007: purchased treasury stock of $4.9 million, paid $3.7 million in dividends to HMN stockholders, received proceeds from advances totaling $160.0 million, repaid advances totaling $198.4 million, and deposits increased $162.8 million. Net cash provided by financing activities was $116.2 million.

The Company has certificates of deposit with outstanding balances of $440.7 million that mature during 2008, of which $224.2 million were obtained from brokers. Based upon past experience management anticipates that the majority of the deposits will renew for another term. The Company believes that deposits that do not renew will be replaced with deposits from a combination of other customers or brokers. FHLB advances or the sale of securities could also be used to replace unanticipated outflows of deposits.

The Company has deposits of $166.2 million in checking and money market accounts with customers that have individual balances greater than $5 million. These funds may be withdrawn at any time, and management anticipates that $65.0 million of these deposits will be withdrawn from the Bank over the next twelve months as they relate to escrow deposits that are scheduled for disbursement in 2008. These withdrawals will be funded primarily with proceeds from maturing investments. Management anticipates that the majority of the remaining large checking and money market deposits will remain on deposit with the Bank. If these deposits are withdrawn, they will be replaced with FHLB advances or deposits from other customers or brokers.

The Company has $25.0 million in FHLB advances that mature in 2008 and it has $87.5 million of FHLB advances with maturities beyond 2008 that have call features that may be exercised by the FHLB during 2008. If the call features are exercised, the Company has the option of requesting any advance otherwise available to it pursuant to the credit policy of the FHLB.

The credit policy of the FHLB may change such that the current collateral pledged to secure the advances is no longer acceptable or the formulas for determining the excess pledged collateral may change. If this were to happen, the Bank may not have additional collateral to pledge to secure the existing advances which could cause the FHLB advances to become a liquidity problem during 2008.

The Company anticipates that its liquidity requirements for 2008 will be similar to the cash flows it experienced in 2007.

As of December 31, 2007, there were 136,000 shares authorized for repurchase under the existing stock repurchase program that is set to expire on July 23, 2008.

Contractual Obligations and Commercial Commitments
The Company has certain obligations and commitments to make future payments under existing contracts. At December 31, 2007, the aggregate contractual obligations (excluding bank deposits) and commercial commitments were as follows:

	Payments Due by Period				
(Dollars in thousands)	Total	Less than 1 year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations:					
Total borrowings	$112,500	25,000	10,000	7,500	70,000
Annual rental commitments under non-cancelable operating leases	2,856	876	1,508	472	0
	$115,356	25,876	11,508	7,972	70,000
	Amount of Commitments - Expiring by Period				
Other Commercial Commitments:					
Commercial lines of credit	$ 76,059	52,533	12,222	615	10,689
Commitments to lend	189,463	25,999	33,189	458	129,817
Standby letters of credit	8,728	8,116	612	0	0
	$274,250	86,648	46,023	1,073	140,506

Regulatory Capital Requirements
As a result of the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), banking and thrift regulators are required to take prompt regulatory action against institutions which are undercapitalized. FDICIA requires banking and thrift regulators to categorize institutions as "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", or "critically undercapitalized". A savings institution will be deemed to be well capitalized if it: (i) has a total risk-based capital ratio of 10% or greater, (ii) has a Tier 1 (core) risk-based capital ratio of 6% or greater, (iii) has a leverage ratio of 5% or greater, and (iv) is not subject to any order or written directive by the Office of Thrift Supervision (OTS) to meet and maintain a specific capital level for any capital measure. Management believes that, as of December 31, 2007, the Bank met all of the capital requirements to which it was subject and is well capitalized based on the regulatory definition described above. Refer to Note 18 of the Notes to Consolidated Financial Statements for a table which reflects the Bank's capital compared to its capital requirements.

Dividends
The declaration of dividends is subject to, among other things, the Company's financial condition and results of operations, the Bank's compliance with its regulatory capital requirements, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. Refer to Note 17 of the Notes to Consolidated Financial Statements for information on regulatory limitations on dividends from the Bank to the Company and additional information on dividends. The payment of dividends is dependent upon the Company having adequate cash or other assets that can be converted to cash to pay dividends to its stockholders. The Company does not anticipate a liquidity problem in 2008 relating to the payment of dividends.

Impact of Inflation and Changing Prices
The impact of inflation is reflected in the increased cost of operations. Unlike most industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

New Accounting Pronouncements
In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* (FIN 48). FIN 48 requires companies to recognize in their financial statements the impact of a tax position, taken or expected to be taken, if it is more likely than not that the position will be sustained on audit based on the technical merits of the position. The Interpretation requires the use of

a cumulative probability methodology to determine the amounts and probabilities of all of the possible outcomes that could be realized upon the ultimate settlement of a tax position using the facts, circumstances, and information available at the reporting date. It also requires that interest expense be accrued on the difference between the tax position recognized in accordance with the Interpretation and the amount previously taken or expected to be taken in a tax return. The provisions of FIN 48 were adopted by the Company on January 1, 2007 and as a result, the Company recognized a $250,000 increase in its liability recorded for tax exposure reserves. See Note 14 Income Taxes for additional FIN 48 disclosures.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about the use of fair value to measure assets and liabilities. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The impact of adopting SFAS No. 157 on January 1, 2008 was not material to the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115.* This Statement permits entities to measure many financial instruments and other items at fair value and most of the provisions of the Statement apply only to entities that elect the fair value option. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The impact of adopting SFAS No. 159 on January 1, 2008 was not material to the Company's financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51.* This Statement amends *ARB No. 51* to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and is reported as equity in the consolidated financial statements. This Statement applies to all for profit entities that prepare consolidated financial statements, except not-for-profit organization, but affects only those entities that have an outstanding noncontrolling interest in subsidiaries or that deconsolidate a subsidiary. Since the Company has no noncontrolling interests in subsidiaries, the impact of adopting SFAS No. 160 on January 1, 2009 is not anticipated to have a material impact on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations.* This Statement replaces SFAS No. 141, *Business Combinations* and retains the fundamental requirements in SFAS No. 141 that the purchase method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This Statement establishes principles and requirements for how the acquirer recognizes and measures the assets acquired (including goodwill), the liabilities assumed, and any controlling interest in the acquiree. It also determines what information is to be disclosed to enable users of the financial statement to evaluate the nature and financial effect of the business combination. The impact of adopting SFAS No. 141 on January 1, 2009 is not anticipated to have a material impact on the Company's financial statements.

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its investing, lending and deposit taking activities. Management actively monitors and manages its interest rate risk exposure.

The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact the Company's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. The Company monitors the projected changes in net interest income that occur if interest rates were to suddenly change up or down. The *Rate Shock* Table located in the Asset/ Liability Management section of this Management's Discussion and Analysis section discloses the Company's projected changes in net interest income based upon immediate interest rate changes called rate shocks.

The Company utilizes a model that uses the discounted cash flows from its interest-earning assets and its interest-bearing liabilities to calculate the current market value of those assets and liabilities. The model also calculates the changes in market value of the interest-earning assets and interest-bearing liabilities under different interest rate changes.

The following table discloses the projected changes in market value to the Company's interest-earning assets and interest-bearing liabilities based upon incremental 100 basis point changes in interest rates from interest rates in effect on December 31, 2007.

(Dollars in thousands)	Market Value				
Basis point change in interest rates	-200	-100	0	+100	+200
Total market risk sensitive assets	$1,131,779	1,121,448	1,108,743	1,093,485	1,077,476
Total market risk sensitive liabilities	1,010,653	999,327	988,572	979,235	971,447
Off-balance sheet financial instruments	(133)	(62)	0	204	394
Net market risk	$ 121,259	122,183	120,171	114,046	105,635
Percentage change from current market value	0.91%	1.67%	0.00%	(5.10)%	(12.10)%

The preceding table was prepared utilizing the following assumptions (the Model Assumptions) regarding prepayment and decay ratios that were determined by management based upon their review of historical prepayment speeds and future prepayment projections. Fixed rate loans were assumed to prepay at annual rates of between 7% and 76%, depending on the note rate and the period to maturity. Adjustable rate mortgages (ARMs) were assumed to prepay at annual rates of between 11% and 31%, depending on the note rate and the period to maturity. Growing Equity Mortgage (GEM) loans were assumed to prepay at annual rates of between 6% and 48% depending on the note rate and the period to maturity. Mortgage-backed securities and Collateralized Mortgage Obligations (CMOs) were projected to have prepayments based upon the underlying collateral securing the instrument and the related cash flow priority of the CMO tranche owned. Certificate accounts were assumed not to be withdrawn until maturity. Passbook and money market accounts were assumed to decay at annual rates of 22% and 31%, respectively. Non-interest checking and NOW accounts were assumed to decay at annual rates of 33% and 17%, respectively. Commercial NOW and MMDA accounts were assumed to decay at an annual rate of 31%. FHLB advances were projected to be called at the first call date where the projected interest rate on similar remaining term advances exceeded the interest rate on the callable advance. Refer to Note 12 of the Notes to Consolidated Financial Statements for more information on call provisions of the FHLB advances.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. The model assumes that the difference between the current interest rate being earned or paid compared to a treasury instrument or other interest index with a similar term to maturity (the Interest Spread) will remain constant over the interest changes disclosed in the table. Changes in Interest Spread could impact projected market value changes. Certain assets, such as ARMs, have features that restrict changes in interest rates on a short-term basis and over the life of the assets. The market value of the interest-bearing assets that are approaching their lifetime interest rate caps or floors could be different from the values calculated in the table. In the event of a change in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the foregoing table. The ability of many borrowers to service their debt may decrease in the event of a substantial sustained increase in interest rates.

Asset/Liability Management

The Company's management reviews the impact that changing interest rates will have on the net interest income projected for the twelve months following December 31, 2007 to determine if its current level of interest rate risk is acceptable. The following table projects the estimated impact on net interest income during the next 12 months of immediate interest rate changes called rate shocks:

Rate Shock Table

(Dollars in thousands)

Rate Shock in Basis Points	Net Interest Change	Percent Change
+200	$(1,755)	(4.84)%
+100	(333)	(0.92)
0	0	0.00
-100	373	1.03
-200	377	1.04

The preceding table was prepared utilizing the Model Assumptions. Certain shortcomings are inherent in the method of analysis presented in the foregoing table. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the foregoing table. The ability of many borrowers to service their debt may decrease in the event of a substantial increase in interest rates and could impact net interest income. The decrease in interest income in a rising rate environment is because there are more certificates of deposits that would reprice to higher interest rates in the next twelve months than there are adjustable rate loans that would reprice. In addition, the model assumes that outstanding callable advances would be called in an up 200 basis point rate shock scenario, which would also increase the Bank's cost of funds and reduce net interest income.

In an attempt to manage its exposure to changes in interest rates, management closely monitors interest rate risk. The Company has an Asset/Liability Committee that meets frequently to discuss changes made to the interest rate risk position and projected profitability. The Committee makes adjustments to the asset-liability position of the Bank that are reviewed by the Board of Directors of the Bank. This Committee also reviews the Bank's portfolio, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Bank's objectives in the most effective manner. In addition, the Board reviews on a quarterly basis the Bank's asset/liability position, including simulations of the effect on the Bank's capital of various interest rate scenarios.

In managing its asset/liability mix, the Bank may, at times, depending on the relationship between long and short-term interest rates, market conditions and consumer preference, place more emphasis on managing net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can, in certain situations, provide high enough returns to justify the increased exposure to sudden and unexpected changes in interest rates.

To the extent consistent with its interest rate spread objectives, the Bank attempts to manage its interest rate risk and has taken a number of steps to restructure its balance sheet in order to better match the maturities of its assets and liabilities. In the past, the Bank has primarily focused its fixed rate one-to-four family residential lending program on loans that are saleable to third parties and generally placed only those fixed rate loans that met certain risk characteristics into its loan portfolio. In 2007, more fixed rate loans were placed into the single family loan portfolio. The Bank's commercial loan production continued to be primarily in adjustable rate loans, however, more of these loans were structured to reprice every one, two, or three years. In addition, the duration of the banks certificates of deposits that were issued in 2007 were shortened in order to manage the Company's interest rate risk exposure.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than commitments to originate and sell loans in the ordinary course of business which are more fully discussed in Note 19.

CONSOLIDATED BALANCE SHEETS

December 31 *(Dollars in thousands)*	2007	2006
ASSETS		
Cash and cash equivalents	$ **23,718**	43,776
Securities available for sale:		
Mortgage-backed and related securities (amortized cost $18,786 and $6,671)	**18,468**	6,178
Other marketable securities (amortized cost $165,430 and $119,940)	**167,720**	119,962
	186,188	126,140
Loans held for sale	**3,261**	1,493
Loans receivable, net	**865,088**	768,232
Accrued interest receivable	**6,893**	5,061
Real estate, net	**2,214**	2,072
Federal Home Loan Bank stock, at cost	**6,198**	7,956
Mortgage servicing rights, net	**1,270**	1,958
Premises and equipment, net	**12,024**	11,372
Goodwill	**3,801**	3,801
Core deposit intangible, net	**0**	106
Prepaid expenses and other assets	**1,680**	2,943
Deferred tax assets, net	**4,719**	2,879
Total assets	**$1,117,054**	977,789
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ **888,118**	725,959
Federal Home Loan Bank advances	**112,500**	150,900
Accrued interest payable	**9,515**	1,176
Customer escrows	**866**	721
Accrued expenses and other liabilities	**7,927**	5,891
Total liabilities	**1,018,926**	884,647
Commitments and contingencies		
Stockholders' equity:		
Serial preferred stock: ($.01 par value) Authorized 500,000 shares; none issued or outstanding	**0**	0
Common stock ($.01 par value): Authorized 11,000,000; issued shares 9,128,662	**91**	91
Additional paid-in capital	**58,049**	57,914
Retained earnings, subject to certain restrictions	**110,943**	103,643
Accumulated other comprehensive income (loss)	**1,167**	(284)
Unearned employee stock ownership plan shares	**(3,965)**	(4,158)
Treasury stock, at cost 4,953,045 and 4,813,232 shares	**(68,157)**	(64,064)
Total stockholders' equity	**98,128**	93,142
Total liabilities and stockholders' equity	**$1,117,054**	977,789

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31 *(Dollars in thousands)*	2007	2006	2005
Interest income:			
Loans receivable	**$66,115**	60,181	56,377
Securities available for sale:			
Mortgage-backed and related	**727**	271	326
Other marketable	**9,153**	5,195	2,744
Cash equivalents	**1,187**	1,555	580
Other	**341**	325	254
Total interest income	**77,523**	67,527	60,281
Interest expense:			
Deposits	**33,403**	22,046	17,233
Federal Home Loan Bank advances	**5,420**	6,795	7,278
Total interest expense	**38,823**	28,841	24,511
Net interest income	**38,700**	38,686	35,770
Provision for loan losses	**3,898**	8,878	2,674
Net interest income after provision for loan losses	**34,802**	29,808	33,096
Non-interest income:			
Fees and service charges	**3,139**	3,111	2,719
Loan servicing fees	**1,054**	1,172	1,210
Securities gains (losses), net	**0**	48	(21)
Gain on sales of loans	**1,514**	1,255	1,853
Other	**1,887**	856	748
Total non-interest income	**7,594**	6,442	6,509
Non-interest expense:			
Compensation and benefits	**12,491**	11,869	11,140
Occupancy	**4,467**	4,435	4,081
Advertising	**542**	475	384
Data processing	**1,267**	1,183	1,032
Amortization of mortgage servicing rights	**706**	848	1,020
Other	**4,349**	3,786	4,144
Total noninterest expense	**23,822**	22,596	21,801
Income before income tax expense	**18,574**	13,654	17,804
Income tax expense	**7,300**	5,226	6,736
Net income	**$11,274**	8,428	11,068
Basic earnings per share	**$ 3.02**	2.20	2.89
Diluted earnings per share	**$ 2.89**	2.10	2.77

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(Dollars in thousands)	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Employee Stock Ownership Plan	Unearned Compensation Restricted Stock	Treasury Stock	Total Stockholders' Equity
Balance, December 31, 2004	$91	57,876	91,408	(605)	(4,544)	0	(60,455)	83,771
Net income			11,068					11,068
Other comprehensive loss, net of tax:								
Net unrealized losses on securities available for sale				(313)				(313)
Total comprehensive income								10,755
Treasury stock purchases							(972)	(972)
Employee stock options exercised		(248)					285	37
Tax benefits of exercised stock options		30						30
Unearned compensation restricted stock awards		15				(326)	311	0
Restricted stock awards forfeited		(2)				46	(44)	0
Amortization of restricted stock awards						98		98
Earned employee stock ownership plan shares		340			193			533
Dividends paid			(3,524)					(3,524)
Balance, December 31, 2005	$91	58,011	98,952	(918)	(4,351)	(182)	(60,875)	90,728
Net income			8,428					8,428
Other comprehensive gain, net of tax:								
Net unrealized gains on securities available for sale				634				634
Total comprehensive income								9,062
Treasury stock purchases							(3,960)	(3,960)
Employee stock options exercised		(268)					434	166
Tax benefits of exercised stock options		56						56
Unearned compensation restricted stock awards		(337)					337	0
Stock compensation expense		64						64
Reclassification for FAS 123R adoption		(182)				182		0
Amortization of restricted stock awards		190						190
Earned employee stock ownership plan shares		380			193			573
Dividends paid			(3,737)					(3,737)
Balance, December 31, 2006	$91	57,914	103,643	(284)	(4,158)	0	(64,064)	93,142
Net income			**11,274**					**11,274**
Other comprehensive gain, net of tax:								
Net unrealized gains on securities available for sale				**1,451**				**1,451**
Total comprehensive income								**12,725**
Treasury stock purchases							**(4,913)**	**(4,913)**
FIN 48 — cumulative effect adjustment			**(250)**					**(250)**
Employee stock options exercised		**(246)**					**385**	**139**
Tax benefits of exercised stock options		**99**						**99**
Unearned compensation restricted stock awards		**(469)**					**469**	**0**
Restricted stock awards forfeited		**34**					**(34)**	**0**
Stock compensation expense		**44**						**44**
Amortization of restricted stock awards		**334**						**334**
Earned employee stock ownership plan shares		**339**			**193**			**532**
Dividends paid			**(3,724)**					**(3,724)**
Balance, December 31, 2007	**$91**	**58,049**	**110,943**	**1,167**	**(3,965)**	**0**	**(68,157)**	**98,128**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 *(Dollars in thousands)*	2007	2006	2005
Cash flows from operating activities:			
Net income	**$ 11,274**	8,428	11,068
Adjustments to reconcile net income to cash provided by operating activities:			
Provision for loan losses	**3,898**	8,878	2,674
Depreciation	**1,903**	1,919	1,751
Accretion of discounts, net	**(2,558)**	(1,658)	(850)
Amortization of deferred loan fees	**(1,182)**	(1,587)	(1,071)
Amortization of core deposit intangible	**106**	114	114
Amortization of mortgage servicing rights	**706**	848	1,020
Capitalized mortgage servicing rights	**(18)**	(152)	(442)
Deferred income tax benefit	**(2,622)**	(750)	(1,259)
Securities (gains) losses, net	**0**	(48)	21
Loss (gain) on sales of real estate	**(682)**	25	18
Proceeds from sales of real estate	**7,021**	357	605
Gain on sales of loans	**(1,514)**	(1,255)	(1,853)
Proceeds from sales of loans held for sale	**70,407**	71,982	97,015
Disbursements on loans held for sale	**(56,697)**	(66,819)	(85,200)
Amortization of restricted stock awards	**334**	191	98
Amortization of unearned ESOP shares	**193**	193	193
Earned ESOP shares priced above original cost	**339**	380	340
Stock option compensation expense	**44**	64	0
Increase in accrued interest receivable	**(1,832)**	(601)	(766)
Increase (decrease) in accrued interest payable	**8,339**	(910)	771
Decrease (increase) in other assets	**834**	(979)	776
Increase (decrease) in other liabilities	**2,034**	948	(91)
Other, net	**12**	136	109
Net cash provided by operating activities	**40,339**	19,704	25,041
Cash flows from investing activities:			
Proceeds from sales of securities available for sale	**0**	2,988	0
Principal collected on securities available for sale	**2,437**	752	2,139
Proceeds collected on maturity of securities available for sale	**165,000**	150,500	21,000
Purchases of securities available for sale	**(223,146)**	(157,528)	(39,464)
Purchase of Federal Home Loan Bank stock	**(2,095)**	(902)	(2,427)
Redemption of Federal Home Loan Bank stock	**3,854**	1,311	3,356
Net (increase) decrease in loans receivable	**(120,063)**	4,853	(14,532)
Purchases of premises and equipment	**(2,552)**	(1,370)	(1,209)
Net cash (used) provided by investing activities	**(176,565)**	604	(31,137)
Cash flows from financing activities:			
Increase (decrease) in deposits	**162,822**	(6,008)	33,219
Purchase of treasury stock	**(4,913)**	(3,960)	(972)
Stock options exercised	**139**	166	38
Excess tax benefit from options exercised	**99**	56	30
Dividends paid to stockholders	**(3,724)**	(3,737)	(3,524)
Proceeds from borrowings	**160,000**	34,500	78,000
Repayment of borrowings	**(198,400)**	(44,500)	(88,000)
Increase (decrease) in customer escrows	**145**	(318)	276
Net cash provided (used) by financing activities	**116,168**	(23,801)	19,067
Increase (decrease) in cash and cash equivalents	**(20,058)**	(3,493)	12,971
Cash and cash equivalents, beginning of year	**43,776**	47,269	34,298
Cash and cash equivalents, end of year	**$ 23,718**	43,776	47,269
Supplemental cash flow disclosures:			
Cash paid for interest	**$ 30,484**	29,750	23,740
Cash paid for income taxes	**8,696**	6,972	6,601
Supplemental noncash flow disclosures:			
Loans transferred to loans held for sale	**13,991**	3,968	8,662
Transfer of loans to real estate	**6,499**	1,325	15,995
Transfer of real estate to loans	**0**	0	14,195

See accompanying notes to consolidated financial statements.

December 31, 2007, 2006 and 2005

NOTE 1 Description of the Business and Summary of Significant Accounting Policies

HMN Financial, Inc. (HMN or the Company) is a stock savings bank holding company that owns 100 percent of Home Federal Savings Bank (the Bank). The Bank has a community banking philosophy and operates retail banking and loan production facilities in Minnesota and Iowa. The Bank has one wholly owned subsidiary, Osterud Insurance Agency, Inc. (OIA), which offers financial planning products and services. HMN has another wholly owned subsidiary, Security Finance Corporation (SFC), which acts as an intermediary for the Bank in transacting like-kind property exchanges for Bank customers. The Bank had two other subsidiaries during the years presented that are no longer operating. Home Federal Holding, Inc. (HFH), a wholly owned subsidiary, was the holding company for Home Federal REIT, Inc. (HFREIT) which invested in real estate loans acquired from the Bank. HFH and HFREIT were both dissolved in 2005.

The consolidated financial statements included herein are for HMN, SFC, the Bank and the Bank's consolidated entities as described above. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

Estimates that are particularly susceptible to change relate to the determination of the allowance for loan losses and the valuation of mortgage servicing rights.

Management believes that the allowance for loan losses is adequate to cover probable losses inherent in the portfolio at the date of the balance sheet. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgment about information available to them at the time of their examination.

Mortgage servicing rights are stratified by loan type and note rate and are valued quarterly by a third party using prepayment and default rate assumptions. While management believes that the assumptions used and the values determined are reasonable, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used to determine the value of the mortgage servicing rights.

Cash and Cash Equivalents The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Securities Securities are accounted for according to their purpose and holding period. The Company classifies its debt and equity securities in one of three categories:

Trading Securities Securities held principally for resale in the near term are classified as trading securities and are recorded at their fair values. Unrealized gains and losses on trading securities are included in other income.

Securities Held to Maturity Securities that the Company has the positive intent and ability to hold to maturity are reported at cost and adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Unrealized losses on securities held to maturity reflecting a decline in value judged to be other than temporary are charged to income and a new cost basis is established.

Securities Available for Sale Securities available for sale consist of securities not classified as trading securities or as securities held to maturity. They include securities that management intends to use as part of its asset/liability strategy or that may be sold in response to changes in interest rate, changes in prepayment risk, or similar factors. Unrealized gains and losses, net of income taxes, are reported as a separate component of stockholders' equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific identification method and recognized on the trade date. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Unrealized losses on securities available for sale reflecting a decline in value judged to be other than temporary are charged to income and a new cost basis is established.

Loans Held for Sale Mortgage loans originated or purchased which are intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net fees and costs associated with acquiring or originating loans held for sale are deferred and included in the basis of the loan in determining the gain or loss on the sale of the loans. Gains are recognized on the settlement date. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans Receivable, net Loans receivable, net are carried at amortized cost. Loan origination fees received, net of certain loan origination costs, are deferred as an adjustment to the carrying value of the related loans, and are amortized into income using the interest method over the estimated life of the loans.

Premiums and discounts on purchased loans are amortized into interest income using the interest method over the period to contractual maturity, adjusted for estimated prepayments.

The allowance for loan losses is maintained at an amount considered adequate by management to provide for probable losses inherent in the loan portfolio as of the balance sheet dates. The allowance for loan losses is based on a quarterly analysis of the loan portfolio. In this analysis, management considers factors including, but not limited to, specific occurrences which include loan impairment, changes in the size of the portfolios, general economic conditions, demand for single family homes and building lots, loan portfolio composition and historical experience. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties or other collateral securing delinquent loans. The allowance for loan losses is established for known problem loans, as well as for loans which are not currently known to require specific allowances. Loans are charged off to the extent they are deemed to be uncollectible. The adequacy of the allowance for loan losses is dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers or properties. The estimates are reviewed periodically and adjustments, if any, are recorded in the provision for loan losses in the periods in which the adjustments become known.

Interest income is recognized on an accrual basis except when collectibility is in doubt. When loans are placed on a non-accrual basis, generally when the loan is 90 days past due, previously accrued but unpaid interest is reversed from income. Interest is subsequently recognized as income to the extent cash is received when, in management's judgment, principal is collectible.

All impaired loans are valued at the present value of expected future cash flows discounted at the loan's initial effective interest rate. The fair value of the collateral of an impaired collateral-dependent loan or an observable market price, if one exists, may be used as an alternative to discounting. If the value of the impaired loan is less than the recorded investment in the loan, impairment will be recognized through the allowance for loan losses. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans include all loans which are on non-accrual, delinquent as to principal and interest for 90 days or greater or restructured in a troubled debt restructuring involving a modification of terms. All non-accruing loans are reviewed for impairment on an individual basis.

Mortgage Servicing Rights Mortgage servicing rights are capitalized at fair value and amortized in proportion to, and over the period of, estimated net servicing income. The Company evaluates its capitalized mortgage servicing rights for impairment each quarter. Loan type and note rate are the predominant risk characteristics of the underlying loans used to stratify capitalized mortgage servicing rights for purposes of measuring impairment. Any impairment is recognized through a valuation allowance.

Real Estate, net Real estate acquired through loan foreclosures is initially recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value less estimated selling costs. Valuations are reviewed quarterly by management and an allowance for losses is established if the carrying value of a property exceeds its fair value less estimated selling costs.

Premises and Equipment Land is carried at cost. Office buildings, improvements, furniture and equipment are carried at cost less accumulated depreciation.

Depreciation is computed on a straight-line basis over estimated useful lives of 5 to 40 years for office buildings and improvements and 3 to 10 years for furniture and equipment.

Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Investment in Limited Partnerships The Company has investments in limited partnerships that invest in low to moderate income housing projects that generate tax credits for the Company. The Company accounts for the earnings or losses from the limited partnerships on the equity method.

Intangible Assets Goodwill resulting from acquisitions is not amortized but is tested for impairment annually in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. Deposit base intangibles are amortized on an accelerated basis as the deposits run off. The Company reviews the recoverability of the carrying value of these assets annually or whenever an event occurs indicating that they may be impaired.

Stock Based Compensation On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), *Share-Based Payment* (FAS 123R), which requires companies to recognize as compensation expense the grant-date fair value of stock awards issued. The Company adopted FAS 123R using the modified prospective transition method. In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for the periods prior to adoption have not been restated to reflect the impact of FAS 123R. Had compensation cost for the Company's stock based plan been determined in accordance with SFAS No. 123R in prior years, the Company's net income and earnings per share would have been adjusted to the following pro forma amounts:

(Dollars in thousands)	Year ended December 31, 2005
Net income:	
As reported	$11,068
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	55
Pro forma	$11,013
Earnings per common share:	
As reported:	
Basic	$ 2.89
Diluted	2.77
Pro forma:	
Basic	2.88
Diluted	2.77

Income Taxes Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per Share Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity.

Comprehensive Income Comprehensive income is defined as the change in equity during a period from transactions and other events from nonowner sources. Comprehensive income is the total of net income and other comprehensive income, which for the Company is comprised of unrealized gains and losses on securities available for sale.

Segment Information The amount of each segment item reported is the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing an enterprise's general-purpose financial statements and allocations of revenues, expenses and gains or losses are included in determining reported segment profit or loss if they are included in the measure of the segment's profit or loss that is used by the chief operating decision maker. Similarly, only those assets that are included in the measure of the segment's assets that are used by the chief operating decision maker are reported for that segment.

New Accounting Pronouncements In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* (FIN 48). FIN 48 requires companies to recognize in their financial statements the impact of a tax position, taken or expected to be taken, if it is more likely than not that the position will be sustained on audit based on the technical merits of the position. The Interpretation requires the use of a cumulative probability methodology to determine the amounts and probabilities of all of the possible outcomes that could be realized upon the ultimate settlement of a tax position using the facts, circumstances, and information available at the reporting date. It also requires that interest expense be accrued on the difference between the tax position recognized in accordance with the Interpretation and the amount previously taken or expected to be taken in a tax return. The provisions of FIN 48 were adopted by the Company on January 1, 2007 and as a result, the Company recognized an immaterial increase in its liability recorded for tax exposure reserves. See Note 14 Income Taxes for additional FIN 48 disclosures.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about the use of fair value to measure assets and liabilities. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The impact of adopting SFAS No. 157 on January 1, 2008 was not material to the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115.* This Statement permits entities to measure many financial instruments and other items at fair value and most of the provisions of the Statement apply only to entities that elect the fair value option. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The impact of adopting SFAS No. 159 on January 1, 2008 was not material to the Company's financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51.* This Statement amends *ARB No. 51* to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and is reported as equity in the consolidated financial statements. This Statement applies to all for profit entities that prepare consolidated financial statements, but affects only those entities that have an outstanding noncontrolling interest in subsidiaries or that deconsolidate a subsidiary. Since the Company has no noncontrolling interests in subsidiaries, the impact of adopting SFAS No. 160 on January 1, 2009 is not anticipated to have a material impact on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations.* This Statement replaces SFAS No. 141, *Business Combinations* and retains the fundamental requirements in SFAS No. 141 that the purchase method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This Statement establishes principles and requirements for how the acquirer recognizes and measures the assets acquired (including goodwill), the liabilities assumed, and any controlling interest in the acquiree. It also determines what information is to be disclosed to enable users of the financial statement to evaluate the nature and financial effect of the business combination. The impact of adopting SFAS No. 141 on January 1, 2009 is not anticipated to have a material impact on the Company's financial statements.

Derivative Financial Instruments The Company uses derivative financial instruments in order to manage the interest rate risk on residential loans held for sale and its commitments to extend credit for residential loans. The Company may also from time to time use interest rate swaps to manage interest rate risk. Derivative financial instruments include commitments to extend credit and forward mortgage loan sales commitments.

Reclassifications Certain amounts in the consolidated financial statements for prior years have been reclassified to conform with the current year presentation.

NOTE 2 Other Comprehensive Income

The components of other comprehensive income and the related tax effects were as follows:

	For the years ended December 31,								
	2007			2006			2005		
(Dollars in thousands) Securities available for sale:	**Before tax**	**Tax effect**	**Net of tax**	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax
Gross unrealized gains (losses) arising during the period	**$2,443**	**992**	**1,451**	1,098	433	665	(607)	(279)	(328)
Less reclassification of net gains (losses) included in net income	**0**	**0**	**0**	48	17	31	(21)	(6)	(15)
Net unrealized gains (losses) arising during the period	**2,443**	**992**	**1,451**	1,050	416	634	(586)	(273)	(313)
Other comprehensive income (loss)	**$2,443**	**992**	**1,451**	1,050	416	634	(586)	(273)	(313)

NOTE 3 Securities Available for Sale

A summary of securities available for sale at December 31, 2007 and 2006 is as follows:

(Dollars in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
December 31, 2007:				
Mortgage-backed securities:				
FHLMC	**$ 129**	**4**	**0**	**133**
FNMA	**3,833**	**74**	**0**	**3,907**
GNMA	**6**	**0**	**0**	**6**
Collateralized mortgage obligations:				
FHLMC	**11,792**	**149**	**(350)**	**11,591**
FNMA	**3,026**	**0**	**(195)**	**2,831**
	18,786	**227**	**(545)**	**18,468**
Other marketable securities:				
U.S. Government agency obligations	**164,730**	**2,290**	**0**	**167,020**
Corporate and agency preferred stock	**700**	**0**	**0**	**700**
	165,430	**2,290**	**0**	**167,720**
	$184,216	**2,517**	**(545)**	**186,188**
December 31, 2006:				
Mortgage-backed securities:				
FHLMC	$ 163	3	0	166
GNMA	10	0	0	10
Collateralized mortgage obligations:				
FHLMC	2,932	0	(263)	2,669
FNMA	3,566	1	(234)	3,333
	6,671	4	(497)	6,178
Other marketable securities:				
U.S. Government agency obligations	119,240	119	(97)	119,262
Corporate and agency preferred stock	700	0	0	700
	119,940	119	(97)	119,962
	$126,611	123	(594)	126,140

The Company did not sell any available for sale securities during 2007 and did not recognize any gains or losses on investments. Proceeds from the sale of securities available for sale in 2006 were $2.9 million resulting in gross gains of $48,000. The Company did not sell any securities available for sale during 2005, but did recognize a loss of $21,000 on a FHLMC preferred stock investment due to an other than temporary impairment. The fair market value of the FHLMC preferred stock was $2.9 million at December 31, 2005.

The following table indicates amortized cost and estimated fair value of securities available for sale at December 31, 2007 based upon contractual maturity adjusted for scheduled repayments of principal and projected prepayments of principal based upon current economic conditions and interest rates. Actual maturities may differ from the maturities in the following table because obligors may have the right to call or prepay obligations with or without call or prepayment penalties:

(Dollars in thousands)	Amortized cost	Fair value
Due less than one year	$103,141	103,508
Due after one year through five years	73,508	75,376
Due after five years through ten years	3,372	3,275
Due after ten years	3,495	3,329
No stated maturity	700	700
Total	$184,216	186,188

The allocation of mortgage-backed securities and collateralized mortgage obligations in the table above is based upon the anticipated future cash flow of the securities using estimated mortgage prepayment speeds.

The following table shows the gross unrealized losses and fair values for the securities available for sale portfolio aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007 and 2006:

(Dollars in thousands)	Less than twelve months			Twelve months or more			Total	
December 31, 2007	**# of Investments**	**Fair Value**	**Unrealized Losses**	**# of Investments**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Mortgage backed securities:								
FHLMC	**0**	**$ 0**	**0**	**1**	**$2,513**	**(350)**	**$2,513**	**(350)**
FNMA	**0**	**0**	**0**	**3**	**2,806**	**(195)**	**2,806**	**(195)**
Total temporarily impaired securities	**0**	**$ 0**	**0**	**4**	**$5,319**	**(545)**	**$5,319**	**(545)**

(Dollars in thousands)	Less than twelve months			Twelve months or more			Total	
December 31, 2006	# of Investments	Fair Value	Unrealized Losses	# of Investments	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage backed securities:								
FHLMC	0	$ 0	0	2	$ 2,670	(263)	$ 2,670	(263)
FNMA	0	0	0	3	3,177	(234)	3,177	(234)
Other marketable debt securities:								
FNMA	3	14,925	(3)	0	0	0	14,925	(3)
FHLMC	2	9,792	(2)	0	0	0	9,792	(2)
FFCB	1	4,878	(3)	0	0	0	4,878	(3)
FHLB	4	19,878	(69)	2	9,980	(20)	29,858	(89)
Total temporarily impaired securities	10	$49,473	(77)	7	$15,827	(517)	$65,300	(594)

These fixed rate investments are temporarily impaired due to changes in interest rates and the Company has the ability and intent to hold to maturity or until the temporary loss is recovered. Mortgage backed securities in the table above had an average life of less than eight years and the other marketable securities had an average life of less than three years at December 31, 2007.

NOTE 4 Loans Receivable, Net

A summary of loans receivable at December 31 is as follows:

(Dollars in thousands)	2007	2006
Residential real estate loans:		
1-4 family conventional	**$152,672**	133,960
1-4 family conventional - construction	**42,958**	36,113
1-4 family FHA	**84**	88
1-4 family VA	**218**	221
	195,932	170,382
Multi family	**29,073**	29,863
Multi family – construction	**14,207**	4,474
	239,212	204,719
Commercial real estate:		
Lodging	**49,590**	46,953
Retail/office	**67,830**	63,538
Nursing home/health care	**10,952**	14,827
Land developments	**109,021**	108,749
Golf courses	**18,869**	19,109
Restaurant/bar/café	**4,972**	3,310
Ethanol plants	**27,657**	8,122
Warehouse	**9,512**	7,843
Manufacturing	**5,761**	15,581
Churches/community service	**4,757**	3,976
Other	**26,770**	22,073
	335,691	314,081
Other loans:		
Autos	**1,730**	3,093
Home equity line	**51,317**	54,247
Home equity	**20,254**	21,263
Consumer – secured	**643**	659
Commercial business	**222,959**	176,770
Land/lot loans	**4,151**	5,501
Savings	**358**	814
Mobile home	**1,699**	2,052
Consumer – unsecured	**4,757**	2,219
	307,868	266,618
Total loans	**882,771**	785,418
Less:		
Unamortized (premiums) discounts	**(11)**	40
Net deferred loan fees	**2,245**	2,021
Allowance for losses	**12,438**	9,873
Loans in process	**3,011**	5,252
Total loans receivable, net	**$865,088**	768,232
Commitments to originate or purchase loans	**$ 64,700**	42,507
Commitments to deliver loans to secondary market	**$ 5,599**	2,285
Weighted average contractual rate of loans in portfolio	**7.57%**	7.69%

Included in total commitments to originate or purchase loans are fixed rate loans aggregating $21.9 million and $14.1 million as of December 31, 2007 and 2006, respectively. The interest rates on these loan commitments ranged from 5.125% to 8.0% at December 31, 2007 and from 5.625% to 8.95% at December 31, 2006.

At December 31, 2007, 2006 and 2005, loans on nonaccrual status totaled $19.6 million, $8.3 million and $2.3 million, for which the related allowance for credit losses was $3.4 million, $1.7 million and $384,000, respectively. Had the loans performed in accordance with their original terms, the Company would have recorded gross interest income on the loans of $1.8 million, $803,000 and $327,000 in 2007, 2006 and 2005, respectively. For the years ended December 31, 2007, 2006 and 2005, the Company recognized interest income of $963,000, $572,000 and $273,000, respectively. All of the interest income that was recognized for impaired loans was recognized using the cash basis method of income recognition.

At December 31, 2007, there were loans included in loans receivable, net, with terms that had been modified in a troubled debt restructuring totaling $172,000. Had the loans performed in accordance with their original terms throughout 2007, the Company would have recorded gross interest income of $16,000. At December 31, 2006 and 2005, there were no loans included in loans receivable, net, with terms that had been modified in a troubled debt restructuring.

There were no material commitments to lend additional funds to customers whose loans were classified as restructured or nonaccrual at December 31, 2007 or December 31, 2006.

The aggregate amounts of loans to executive officers and directors of the Company was $4.1 million, $518,000, and $595,000 at December 31, 2007, 2006 and 2005, respectively. During 2007 repayments on loans to executive officers and directors were $16,000 and new loans to executive officers and directors totaled $3.6 million. During 2006 repayments on loans to executive officers and directors were $59,000 and loans originated aggregated $48,000. All loans were made in the ordinary course of business on normal credit terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties.

At December 31, 2007, 2006 and 2005, the Company was servicing real estate loans for others with aggregate unpaid principal balances of approximately $516.1 million, $480.6 million and $541.6 million, respectively.

The Company originates residential, commercial real estate and other loans primarily in Minnesota and Iowa. At December 31, 2007 and 2006, the Company had in its portfolio single-family and multi-family residential loans located in the following states:

	2007		2006	
(Dollars in thousands)	**Amount**	**Percent of Total**	Amount	Percent of Total
Arizona	**$ 1,765**	**0.7%**	$ 2,736	1.3%
California	**4,498**	**1.9**	0	0
Florida	**2,654**	**1.1**	0	0
Georgia	**1,662**	**0.7**	2,564	1.3
Iowa	**10,283**	**4.3**	11,793	5.8
Minnesota	**211,825**	**88.6**	178,121	87.0
Wisconsin	**3,947**	**1.6**	4,317	2.1
Other states	**2,578**	**1.1**	5,188	2.5
Total	**$239,212**	**100.0%**	$204,719	100.0%

Amounts under one million dollars in both years are included in "Other states".

At December 31, 2007 and 2006, the Company had in its portfolio commercial real estate loans located in the following states:

	2007		2006	
(Dollars in thousands)	**Amount**	**Percent of Total**	Amount	Percent of Total
Arizona	**$ 3,640**	**1.1%**	$ 2,885	0.9%
California	**6,662**	**2.0**	1,185	0.4
Florida	**2,135**	**0.6**	0	0.0
Idaho	**7,861**	**2.3**	5,389	1.7
Iowa	**19,402**	**5.8**	13,399	4.3
Kansas	**2,686**	**0.8**	3,520	1.1
Minnesota	**277,525**	**82.7**	280,371	89.3
Missouri	**0**	**0.0**	4,226	1.3
Nebraska	**5,811**	**1.7**	948	0.3
North Carolina	**1,400**	**0.4**	0	0.0
Utah	**1,976**	**0.6**	2,030	0.6
Wisconsin	**5,444**	**1.6**	128	0.1
Other states	**1,149**	**0.4**	0	0.0
Total	**$335,691**	**100.0%**	$314,081	100.0%

Amounts under one million dollars in both years are included in "Other states".

NOTE 5 Allowance for Loan Losses

The allowance for loan losses is summarized as follows:

(Dollars in thousands)	
Balance, December 31, 2004	$ 8,996
Provision for losses	2,674
Charge-offs	(3,077)
Recoveries	185
Balance, December 31, 2005	8,778
Provision for losses	8,878
Charge-offs	(7,849)
Recoveries	66
Balance, December 31, 2006	9,873
Provision for losses	**3,898**
Charge-offs	**(1,681)**
Recoveries	**348**
Balance, December 31, 2007	**$12,438**

NOTE 6 Accrued Interest Receivable

Accrued interest receivable at December 31 is summarized as follows:

(Dollars in thousands)	**2007**	2006
Securities available for sale	**$2,299**	931
Loans receivable	**4,594**	4,130
	$6,893	5,061

NOTE 7 Mortgage Servicing Rights, Net

A summary of mortgage servicing activity is as follows:

(Dollars in thousands)	**2007**	2006
Mortgage servicing rights		
Balance, beginning of year	**$1,958**	2,654
Originations	**18**	152
Amortization	**(706)**	(848)
Balance, end of year	**1,270**	1,958
Valuation reserve	**0**	0
Mortgage servicing rights, net	**$1,270**	1,958

All of the loans being serviced were single family loans serviced for FNMA under the mortgage-backed security program or the individual loan sale program. The following is a summary of the risk characteristics of the loans being serviced at December 31, 2007:

(Dollars in thousands)	Loan Principal Balance	Weighted Average Interest Rate	Weighted Average Remaining Term (months)	Number of Loans
Original term 30 year fixed rate	$215,707	5.88%	293	1,996
Original term 15 year fixed rate	119,819	5.18	115	1,841
Adjustable rate	3,166	6.04	302	28

NOTE 8 Real Estate

A summary of real estate at December 31 is as follows:

(Dollars in thousands)	**2007**	2006
Real estate in judgment subject to redemption	**$1,952**	943
Real estate acquired through foreclosure	**73**	504
Real estate acquired through deed in lieu of foreclosure	**65**	750
Real estate acquired in satisfaction of debt	**124**	0
	2,214	2,197
Allowance for losses	**0**	(125)
	$2,214	2,072

NOTE 9 Intangible Assets

The gross carrying amount of intangible assets and the associated accumulated amortization at December 31, 2007 and 2006 are presented in the following table. Amortization expense for intangible assets was $812,000 and $962,000 for the years ended December 31, 2007 and 2006.

(Dollars in thousands) *December 31, 2007*	Gross Carrying Amount	Accumulated Amortization	Unamortized Intangible Assets
Amortized intangible assets:			
Mortgage servicing rights	**$3,851**	**(2,581)**	**1,270**
Core deposit intangible	**1,567**	**(1,567)**	**0**
Total	**$5,418**	**(4,148)**	**1,270**
December 31, 2006			
Amortized intangible assets:			
Mortgage servicing rights	$4,148	(2,190)	1,958
Core deposit intangible	1,567	(1,461)	106
Total	$5,715	(3,651)	2,064

The following table indicates the estimated future amortization expense over the next five years for amortized intangible assets:

(Dollars in thousands) Year ended December 31,	Mortgage Servicing Rights
2008	$523
2009	385
2010	211
2011	102
2012	40

Projections of amortization are based on existing asset balances and the existing interest rate environment as of December 31, 2007. The Company's actual experiences may be significantly different depending upon changes in mortgage interest rates and other market conditions.

NOTE 10 Premises and Equipment

A summary of premises and equipment at December 31 is as follows:

(Dollars in thousands)	**2007**	**2006**
Land	**$ 2,364**	1,301
Office buildings and improvements	**10,207**	9,795
Furniture and equipment	**10,813**	11,957
	23,384	23,053
Less accumulated depreciation	**(11,360)**	(11,681)
	$ 12,024	11,372

NOTE 11 Deposits

Deposits and their weighted average interest rates at December 31 are summarized as follows:

	2007			2006		
(Dollars in thousands)	**Weighted average rate**	**Amount**	**Percent of total**	Weighted average rate	Amount	Percent of total
Noninterest checking	**0.00%**	**$ 54,998**	**6.2%**	0.00%	$ 68,991	9.5%
NOW accounts	**1.88**	**118,652**	**13.4**	2.54	87,074	12.0
Savings accounts	**1.40**	**39,671**	**4.5**	1.37	40,445	5.6
Money market accounts	**3.34**	**182,413**	**20.5**	3.31	178,694	24.6
		395,734	**44.6**		375,204	51.7
Certificates:						
0-0.99%		**555**	**0.1**		532	0.1
1-1.99%		**2**	**0.0**		157	0.0
2-2.99%		**6,168**	**0.7**		25,700	3.5
3-3.99%		**38,388**	**4.3**		126,408	17.4
4-4.99%		**203,720**	**22.9**		119,376	16.5
5-5.99%		**243,551**	**27.4**		78,582	10.8
Total certificates	**4.94**	**492,384**	**55.4**	4.23	350,755	48.3
Total deposits	**3.74**	**$888,118**	**100.0%**	3.24	$725,959	100.0%

At December 31, 2007 and 2006, the Company had $338.8 million and $313.4 million, respectively, of deposit accounts with balances of $100,000 or more. At December 31, 2007 and 2006, the Company had $246.8 million and $115.5 million of certificate accounts, respectively, that had been acquired through a broker.

Certificates had the following maturities at December 31:

Remaining term to maturity	2007 Amount (in thousands)	2007 Weighted average rate	2006 Amount (in thousands)	2006 Weighted average rate
1-6 months	**$286,259**	**5.10%**	$132,231	3.92%
7-12 months	**154,431**	**4.78**	151,962	4.56
13-36 months	**46,839**	**4.44**	57,106	4.08
Over 36 months	**4,855**	**4.00**	9,456	4.08
	$492,384	**4.94**	$350,755	4.23

At December 31, 2007, mortgage loans and mortgage-backed and related securities with an amortized cost of approximately $123.2 million and $4.1 million of letters of credit from the Federal Home Loan Bank (FHLB) were pledged as collateral on Bank deposits.

Interest expense on deposits is summarized as follows for the years ended December 31:

(Dollars in thousands)	2007	2006	2005
NOW accounts	**$ 3,509**	2,636	1,770
Savings accounts	**551**	1,084	435
Money market accounts	**8,031**	5,119	1,328
Certificates	**21,312**	13,207	13,700
	$33,403	22,046	17,233

NOTE 12 Federal Home Loan Bank Advances

Fixed rate Federal Home Loan Bank advances consisted of the following at December 31:

(Dollars in thousands) *Year of Maturity*	2007 Amount	2007 Rate	2006 Amount	2006 Rate
2007			$ 40,000	2.91%
2008	**$ 10,000**	**2.67%**	20,000	3.83
2010	**10,000**	**6.48**	10,000	6.48
2011	**7,500**	**4.84**	10,900	4.81
2013	**70,000**	**4.77**	70,000	4.77
	97,500	**4.74**	150,900	4.27
Lines of Credit	**15,000**	**4.04**	0	
	$112,500	**4.64**	$150,900	4.27

Many of the advances listed above have call provisions which allow the FHLB to request that the advance be paid back or refinanced at the rates then being offered by the FHLB. As of December 31, 2007, the Company had advances from the FHLB with the following call features:

Year of Maturity	Callable Quarterly in 2008
2010	$10,000
2011	7,500
2013	70,000
	$87,500

At December 31, 2007, the advances from the FHLB were collateralized by the Bank's FHLB stock and mortgage loans with unamortized principal balances of $178.3 million. The Bank has the ability to draw additional borrowings of $61.7 million based upon the mortgage loans that are currently pledged, subject to a requirement to purchase additional FHLB stock.

NOTE 13 Other Borrowed Money

The Company had available a $5.0 million revolving line of credit that was not drawn upon at December 31, 2007 or December 31, 2006. The current outstanding line of credit expires on October 24, 2008.

NOTE 14 Income Taxes

Income tax expense (benefit) for the years ended December 31 is as follows:

(Dollars in thousands)	2007	2006	2005
Current:			
Federal	**$ 7,702**	4,547	6,251
State	**2,220**	1,429	1,744
Total current	**9,922**	5,976	7,995
Deferred:			
Federal	**(2,044)**	(612)	(843)
State	**(578)**	(138)	(416)
Total deferred	**(2,622)**	(750)	(1,259)
	$ 7,300	5,226	6,736

The reasons for the difference between "expected" income tax expense utilizing the federal corporate tax rate of 35% for 2007 and 34% for 2006 and 2005 and the actual income tax expense are as follows:

(Dollars in thousands)	2007	2006	2005
Expected federal income tax expense	**$6,501**	4,642	6,053
Items affecting federal income tax:			
Dividend received deduction	**0**	(23)	(26)
State income taxes, net of federal income tax benefit	**1,094**	881	975
Low income housing credits	**0**	(10)	(42)
Tax exempt interest	**(276)**	(377)	(378)
Other, net	**(19)**	113	154
	$7,300	5,226	6,736

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows at December 31:

(Dollars in thousands)	2007	2006
Deferred tax assets:		
Allowances for loan and real estate losses	**$5,153**	3,906
Deferred compensation costs	**235**	172
Net unrealized loss on market value adjustments to securities available for sale	**0**	187
Deferred ESOP loan asset	**597**	545
Restricted stock expense	**132**	77
FIN 48 - cumulative effect adjustment	**210**	0
Nonaccruing loan interest	**847**	0
Other	**83**	64
Total gross deferred tax assets	**7,257**	4,951
Deferred tax liabilities:		
Net unrealized gain on securities available for sale	**806**	0
Deferred loan fees and costs	**541**	494
Premises and equipment basis difference	**525**	647
Originated mortgage servicing rights	**519**	776
Other	**147**	155
Total gross deferred tax liabilities	**2,538**	2,072
Net deferred tax assets	**$4,719**	2,879

Retained earnings at December 31, 2007 included approximately $8.8 million for which no provision for income taxes was made. This amount represents allocations of income to bad debt deductions for tax purposes. Reduction of amounts so allocated for purposes other than absorbing losses will create income for tax purposes, which will be subject to the then-current corporate income tax rate. The Company has, in its judgment, made reasonable assumptions relating to the realization of deferred tax assets. Based upon these assumptions, the Company has determined that no valuation allowance is required with respect to the deferred tax assets.

The Company is located in Minnesota and files a state income tax return with the Minnesota Department of Revenue (MDR). In January 2007, the MDR proposed adjustments of $2.2 million to the Company's state tax liability for the years 2002 through 2004 related to the tax treatment of the inter-company dividends paid to the Bank by Home Federal Holding. The Company is challenging the proposed adjustments and the case is scheduled to go to the Minnesota state tax court in the third quarter of 2008. In 2005, Minnesota state tax laws were changed and the Company's Minnesota tax filings subsequent to 2004 do not have exposure relating to the treatment of the inter-company dividend payments.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes (FIN 48)*. Implementation of FIN 48 resulted in a $250,000 cumulative effect adjustment to retained earnings as of the date of adoption. At January 1, 2007, the total amount of unrecognized tax benefits under FIN 48 was estimated to be $600,000, of which $390,000 related to tax benefits that if recognized, would impact the annual effective tax rate. The estimated unrecognized tax benefit excluding interest has not been adjusted since the initial assessment. The Company recognizes both interest and penalties as a component of other operating expense and $48,000 and $60,000 in interest expense was recorded in other operating expense during 2007 and 2006, respectively. The liability for unrecognized tax benefits at December 31, 2007 includes $108,000 of interest and no penalties. It is reasonably possible that the total unrecognized tax benefit could increase by $1.6 million or be reduced to zero within the next 12 month period. It is also reasonably possible that any benefit may be substantially offset by new matters arising during this same period. The Company files consolidated federal and state income tax returns and is not subject to federal income tax examinations for taxable years prior to 2003, or state examinations prior to 2002.

NOTE 15 Employee Benefits

All eligible full-time employees of the Bank that were hired prior to 2002 were included in a noncontributory multiemployer retirement plan sponsored by the Financial Institutions Retirement Fund (FIRF). Effective September 1, 2002 the accrual of benefits for existing participants was frozen and no new enrollments were permitted into the plan. The actuarial present value of accumulated plan benefits and net assets available for benefits relating to the Bank's employees was not available at December 31, 2007 because such information is not accumulated for each participating institution. As of June 30, 2007, the FIRF valuation report reflected that the Bank was obligated to make a contribution totaling $159,000. The required contribution was $218,000 in 2006 and $235,000 in 2005.

The Company has a qualified, tax-exempt savings plan with a deferred feature qualifying under Section 401(k) of the Internal Revenue Code (the 401(k) Plan). All employees who have attained 18 years of age are eligible to participate in the Plan. Participants are permitted to make contributions to the 401(k) Plan equal to the lesser of 50% of the participant's annual salary or the maximum allowed by law, which was $15,500 for 2007. The Company matches 25% of each participant's contributions up to a maximum of 8% of the participant's annual salary. Participant contributions and earnings are fully and immediately vested. The Company's contributions are vested on a three year cliff basis, are expensed when made, and were $164,000, $141,000 and $122,000, in 2007, 2006 and 2005, respectively.

The Company has adopted an Employee Stock Ownership Plan (the ESOP) that meets the requirements of Section 4975(e)(7) of the Internal Revenue Code and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and, as such the ESOP is empowered to borrow in order to finance purchases of the common stock of HMN. The ESOP borrowed $6.1 million from the Company to purchase 912,866 shares of common stock in the initial public offering of HMN. As a result of a merger with Marshalltown Financial Corporation (MFC), the ESOP borrowed $1.5 million to purchase an additional 76,933 shares of HMN common stock to account for the additional employees and avoid dilution of the benefit provided by the plan. The ESOP debt requires quarterly payments of principal plus interest at 7.52%. The Company has committed to make quarterly contributions to the ESOP necessary to repay the loan including interest. The Company contributed $525,000 for each of 2007, 2006 and 2005.

As the debt is repaid, ESOP shares that were pledged as collateral for the debt are released from collateral and allocated to eligible employees based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6, *Employers' Accounting for Employee Stock Ownership Plans*. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in stockholders' equity. As shares are determined to be ratably released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. ESOP compensation benefit expense was $765,000, $822,000 and $756,000, respectively, for 2007, 2006 and 2005.

All employees of the Bank are eligible to participate in the ESOP after they attain age 21 and complete one year of service during which they worked at least 1,000 hours. A summary of the ESOP share allocation is as follows for the years ended:

	2007	2006	2005
Shares allocated to participants beginning of the year	**294,631**	286,018	270,884
Shares allocated to participants	**24,317**	24,317	24,317
Shares purchased with dividends from allocated shares	**8,843**	9,223	8,311
Shares distributed to participants	**(31,705)**	(24,927)	(17,494)
Shares allocated to participants end of year	**296,086**	294,631	286,018
Unreleased shares beginning of the year	**523,099**	547,416	571,733
Shares released during year	**(24,317)**	(24,317)	(24,317)
Unreleased shares end of year	**498,782**	523,099	547,416
Total ESOP shares end of year	**794,868**	817,730	833,434
Fair value of unreleased shares at December 31	**$12,245,098**	18,052,146	16,148,772

In June 1995, the Company adopted the 1995 Stock Option and Incentive Plan (1995 Plan). The provisions of the 1995 Plan expired on April 25, 2005 and options may no longer be granted from the plan. At December 31, 2007, there were 105,500 vested options under the 1995 Plan that remained unexercised. These options expire 10 years from the date of grant and have an average exercise price of $12.12.

In March 2001, the Company adopted the HMN Financial, Inc. 2001 Omnibus Stock Plan (2001 Plan). The purpose of the 2001 Plan is to promote the interests of the Company and its stockholders by providing key personnel with an opportunity to acquire a proprietary interest in the Company and reward them for achieving a high level of corporate performance and thereby develop a stronger incentive to put forth maximum effort for the success and growth of the Company. 400,000 shares of HMN common stock are available for distribution under the 2001 Plan in either restricted stock or stock options, which is subject to adjustment for future stock splits, stock dividends and similar changes to the capitalization of the Company. No more than 100,000 shares from the 2001 Plan may be issued as restricted stock.

The fair value of options granted under the 2001 Plan was $3.59 for May 2005. A summary of activities under both plans for the past three years is as follows:

1995 Stock Option and Incentive Plan	Shares available for grant	Restricted shares outstanding	Options outstanding	Award value/ weighted average exercise price	Unvested options Number	Unvested options Weighted average grant date fair value	Vesting period
December 31, 2004	9,397		134,941	$11.97	15,000	$2.15	
Options exercised			(10,941)	9.56			
Expired	(9,397)			N/A			
Vested					(9,000)	2.34	
December 31, 2005	0		124,000	12.18	6,000	1.85	
Options exercised			(7,226)	13.00			
Vested					(3,000)	1.85	
December 31, 2006	**0**		**116,774**	**12.13**	**3,000**	1.85	
Options exercised			**(11,274)**	**12.30**			
Vested					**(3,000)**	1.85	
December 31, 2007	**0**		**105,500**	**12.12**	**0**	0.00	
2001 Omnibus Stock Plan							
December 31, 2004	181,655		218,345	$17.96	218,345	$1.57	
Granted January 25, 2005	(10,047)	10,047	0	N/A	N/A	N/A	3 years
Granted May 24, 2005	(15,000)		15,000	30.00	15,000	3.59	5 years
Forfeited	7,997	(1,418)	(6,579)	16.13	(6,579)	1.43	
Vested					(15,895)	1.93	
December 31, 2005	164,605	8,629	226,766	18.81	210,871	1.70	
Granted January 24, 2006	(7,895)	7,895	0	N/A			3 years
Granted January 26, 2006	(2,583)	2,583	0	N/A			3 years
Options exercised			(6,466)	16.13			
Vested		(2,900)			(12,429)	2.59	
December 31, 2006	154,127	16,207	220,300	18.89	198,442	1.64	
Granted January 25, 2007	**(13,967)**	**13,967**	**0**	**N/A**			**3 years**
Forfeited	**31,459**	**(1,054)**	**(30,405)**	**16.13**	(30,405)	1.43	
Vested		**(6,348)**			**(12,432)**	2.59	
December 31, 2007	**171,619**	**22,772**	**189,895**	**19.33**	**155,605**	1.61	
Total both plans	**171,619**	**22,772**	**295,395**	**16.75**	**155,605**	1.61	

The following table summarizes information about stock options outstanding at December 31, 2007:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Number Exercisable	Number Unexercisable	Unrecognized Compensation Expense	Weighted Average Years Over Which Unrecognized Compensation will be Recognized
11.50	65,000	1.3	65,000	0	0	N/A
11.25	25,500	2.4	25,500	0	0	N/A
16.13	139,355	4.4	0	139,355	82,377	4.0
16.25	15,000	4.4	15,000	0	0	N/A
27.64	5,000	6.2	3,750	1,250	87	0.2
27.66	15,540	6.2	15,540	0	0	N/A
26.98	15,000	6.6	9,000	6,000	5,282	1.6
30.00	15,000	7.4	6,000	9,000	10,327	2.4
	295,395		139,790	155,605	$98,073	

The Company will issue shares from treasury upon the exercise of outstanding options.

Prior to January 1, 2006 the Company used the intrinsic value method as described in APB Opinion No. 25 and related interpretations to account for its stock incentive plans. Accordingly, there were no charges or credits to expense with respect to the granting or exercise of options since the options were issued at fair value on the respective grant dates. On January 1, 2006 the Company adopted FAS No. 123(R), which replaced FAS No. 123 and supercedes APB Opinion No. 25. In accordance with this standard, the Company recognized compensation expense in 2006 and 2007 relating to stock options that vested during those years. The amount of the expense was determined under the fair value method. Pro forma disclosure for 2005 is included in Note 1.

The fair value for each option grant is estimated on the date of the grant using a Black Scholes option valuation model. There were no options granted in 2006 or 2007. The following table shows the assumptions that were used in determining the fair value of options granted during 2005:

	2005
Risk-free interest rate	4.03%
Expected life	9 years
Expected volatility	8.75%
Expected dividends	2.9%

NOTE 16 Earnings per Share

The following table reconciles the weighted average shares outstanding and net income for basic and diluted EPS:

(Dollars in thousands, except per share data)	Year ended December 31,		
	2007	2006	2005
Weighted average number of common shares outstanding used in basic earnings per common share calculation	**3,738,457**	3,822,189	3,824,555
Net dilutive effect of:			
Options	**145,503**	174,883	166,207
Restricted stock awards	**17,828**	12,770	7,683
Weighted average number of shares outstanding adjusted for effect of dilutive securities	**3,901,788**	4,009,842	3,998,445
Net income available to common shareholders	**$ 11,274**	8,428	11,068
Basic earnings per common share	**$ 3.02**	2.20	2.89
Diluted earnings per common share	**$ 2.89**	2.10	2.77

NOTE 17 Stockholders' Equity

The Company repurchased in the open market and placed in treasury 164,000 shares of its common stock in 2007, 115,000 shares in 2006 and 30,000 shares in 2005, for $4.9 million, $4.0 million and $1.0 million, respectively.

HMN declared and paid dividends as follows:

Record date	Payable date	Dividend per share	Quarterly Dividend Payout Ratio
February 18, 2005	March 7, 2005	$0.22	41.51%
May 20, 2005	June 8, 2005	$0.22	31.43%
August 26, 2005	September 9, 2005	$0.24	38.71%
November 25, 2005	December 14, 2005	$0.24	42.11%
February 17, 2006	March 7, 2006	$0.24	27.59%
May 19, 2006	June 7, 2006	$0.24	35.29%
August 25, 2006	September 8, 2006	$0.25	34.25%
November 24, 2006	December 13, 2006	$0.25	1,250.00%
February 16, 2007	March 7, 2007	$0.25	37.31%
May 18, 2007	June 7, 2007	$0.25	30.49%
August 24, 2007	September 7, 2007	$0.25	36.76%
November 23, 2007	December 12, 2007	$0.25	35.21%

On January 22, 2008 the Company declared a cash dividend of $0.25 per share payable on March 7, 2008, to stockholders of record on February 15, 2008. The annualized dividend payout ratios for 2007, 2006 and 2005 were 34.72%, 42.61% and 38.02%, respectively.

The Company's certificate of incorporation authorizes the issuance of up to 500,000 shares of preferred stock, but to date no shares have been issued.

In order to grant a priority to eligible accountholders in the event of future liquidation, the Bank, at the time of conversion to a stock savings bank, established a liquidation account equal to its regulatory capital as of September 30, 1993. In the event of future liquidation of the Bank, an eligible accountholder who continues to maintain their deposit account shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will decrease as the balance of eligible accountholders are reduced subsequent to the conversion, based on an annual determination of such balance.

The Bank may not declare or pay a cash dividend to the Company without filing a capital distribution application with the OTS if the total amount of the dividends for the year exceeds the Bank's net income for the year plus the Bank's retained net income for the preceding two years. Additional limitations on dividends declared or paid on, or repurchases of, the Bank's capital stock are tied to the Bank's level of compliance with its regulatory capital requirements.

NOTE 18 Federal Home Loan Bank Investment and Regulatory Capital Requirements

The Bank, as a member of the Federal Home Loan Bank System, is required to hold a specified number of shares of capital stock, which are carried at cost, in the Federal Home Loan Bank of Des Moines. The Bank met this requirement at December 31, 2007.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of Tier I or Core capital, and Risk-based capital (as defined in the regulations) to total assets (as defined). Management believes, as of December 31, 2007 and 2006, that the Bank met all capital adequacy requirements to which it was subject.

Management believes that based upon the Bank's capital calculations at December 31, 2007 and 2006 and other conditions consistent with the Prompt Corrective Actions provisions of the OTS regulations, the Bank would be categorized as well capitalized.

At December 31, 2007 and 2006 the Bank's capital amounts and ratios are presented for actual capital, required capital and excess capital including amounts and ratios in order to qualify as being well capitalized under the Prompt Corrective Actions regulations:

	Actual		Required to be Adequately Capitalized		Excess Capital		To be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Percent of Assets[1]	Amount	Percent of Assets[1]	Amount	Percent of Assets[1]	Amount	Percent of Assets[1]
December 31, 2007								
Tier I or core capital	**$88,366**	**7.96%**	**$44,427**	**4.00%**	**$43,939**	**3.96%**	**$55,534**	**5.00%**
Tier I risk-based capital	**88,366**	**10.34**	**34,195**	**4.00**	**54,171**	**6.34**	**51,292**	**6.00**
Risk-based capital to risk-weighted assets	**96,796**	**11.32**	**68,390**	**8.00**	**28,406**	**3.32**	**85,487**	**10.00**
December 31, 2006								
Tier I or core capital	$80,586	8.34%	$38,650	4.00%	$41,936	4.34%	$48,312	5.00%
Tier I risk-based capital	80,586	10.19	31,630	4.00	48,956	6.19	47,445	6.00
Risk-based capital to risk-weighted assets	89,611	11.33	63,261	8.00	26,350	3.33	79,076	10.00

[1] Based upon the Bank's adjusted total assets for the purpose of the Tier I or core capital ratios and risk-weighted assets for the purpose of the risk-based capital ratio.

Note 19 Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement by the Company.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contract amount of these commitments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

	December 31, Contract amount	
(Dollars in thousands)	**2007**	2006
Financial instruments whose contract amount represents credit risk:		
Commitments to originate, fund or purchase loans:		
1-4 family mortgages	**$ 4,034**	786
Multi- family mortgages	**10,116**	0
Commercial real estate mortgages	**29,370**	38,996
Non-mortgage loans	**21,180**	2,725
Undisbursed balance of loans closed	**84,512**	96,843
Unused lines of credit	**131,276**	129,728
Letters of credit	**8,016**	13,263
Total commitments to extend credit	**$288,504**	282,341
Forward commitments	**$ 5,599**	2,285

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on the loan type and on management's credit evaluation of the borrower. Collateral consists primarily of residential and commercial real estate and personal property.

Forward commitments represent commitments to sell loans to a third party and are entered into in the normal course of business by the Bank.

The Bank issued standby letters of credit which guarantee the performance of customers to third parties. The standby letters of credit outstanding at December 31, 2007 expire over the next 15 months and totaled $8.7 million at December 31, 2007 and $14.5 million at December 31, 2006. The letters of credit are collateralized primarily with commercial real estate mortgages. Since the conditions under which the Bank is required to fund the standby letters of credit may not materialize, the cash requirements are expected to be less than the total outstanding commitments.

NOTE 20 Derivative Instruments and Hedging Activities

The Company originates and purchases single-family residential loans for sale into the secondary market and enters into commitments to sell those loans in order to mitigate the interest rate risk associated with holding the loans until they are sold. The Company accounts for these commitments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*.

The Company had commitments outstanding to extend credit to future borrowers that had not closed prior to the end of the year, which is referred to as its mortgage pipeline. As commitments to originate loans enter the mortgage pipeline, the Company generally enters into commitments to sell the loans into the secondary market. The commitments to originate and sell loans are derivatives that are recorded at market value. As a result of marking these derivatives to market for the period ended December 31, 2007, the Company recorded an increase in other liabilities of $3,000 and a net loss on the sale of loans of $3,000.

As of December 31, 2007 the current commitments to sell loans held for sale are derivatives that do not qualify for hedge accounting. As a result, these derivatives are marked to market. The loans held for sale that are not hedged are recorded at the lower of cost or market. As a result of marking these loans, the Company recorded a decrease in loans held for sale of $30,000 and an increase in other assets of $30,000.

NOTE 21 Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Values of Financial Instruments*, requires disclosure of estimated fair values of the Company's financial instruments, including assets, liabilities and off-balance sheet items for which it is practicable to estimate fair value. The fair value estimates are made as of December 31, 2007 and 2006 based upon relevant market information, if available, and upon the characteristics of the financial instruments themselves. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based upon judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based only on existing financial instruments without attempting to estimate the value of anticipated future business or the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

The estimated fair value of the Company's financial instruments are shown below. Following the table, there is an explanation of the methods and assumptions used to estimate the fair value of each class of financial instruments.

	December 31,					
	2007			2006		
(Dollars in thousands)	Carrying amount	Estimated fair value	Contract amount	Carrying amount	Estimated fair value	Contract amount
Financial assets:						
Cash and cash equivalents	$ 23,718	23,718		43,776	43,776	
Securities available for sale	186,188	186,188		126,140	126,140	
Loans held for sale	3,261	3,261		1,493	1,493	
Loans receivable, net	865,088	874,062		768,232	776,895	
Federal Home Loan Bank stock	6,198	6,198		7,956	7,956	
Accrued interest receivable	6,893	6,893		5,061	5,061	
Financial liabilities:						
Deposits	888,118	888,118		725,959	725,959	
Federal Home Loan Bank advances	112,500	116,574		150,900	151,200	
Accrued interest payable	9,515	9,515		1,176	1,176	
Off-balance sheet financial instruments:						
Commitments to extend credit	32	32	288,504	2	2	282,341
Commitments to sell loans	(17)	(17)	5,599	(14)	(14)	2,285

Cash and Cash Equivalents The carrying amount of cash and cash equivalents approximates their fair value.

Securities Available for Sale The fair values of securities were based upon quoted market prices.

Loans Held for Sale The fair values of loans held for sale were based upon quoted market prices for loans with similar interest rates and terms to maturity.

Loans Receivable The fair values of loans receivable were estimated for groups of loans with similar characteristics. The fair value of the loan portfolio, with the exception of the adjustable rate portfolio, was calculated by discounting the scheduled cash flows through the estimated maturity using anticipated prepayment speeds and using discount rates that reflect the credit and interest rate risk inherent in each loan portfolio. The fair value of the adjustable loan portfolio was estimated by grouping the loans with similar characteristics and comparing the characteristics of each group to the prices quoted for similar types of loans in the secondary market.

Federal Home Loan Bank Stock The carrying amount of FHLB stock approximates its fair value.

Accrued Interest Receivable The carrying amount of accrued interest receivable approximates its fair value since it is short-term in nature and does not present unanticipated credit concerns.

Deposits The fair value of demand deposits, savings accounts and certain money market account deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. If the fair value of the fixed maturity certificates of deposits is calculated at less than the carrying amount, the carrying value of these deposits is reported as the fair value.

The fair value estimate for deposits does not include the benefit that results from the low cost funding provided by the Company's existing deposits and long-term customer relationships compared to the cost of obtaining different sources of funding. This benefit is commonly referred to as the core deposit intangible.

Federal Home Loan Bank Advances The fair values of advances with fixed maturities are estimated based on discounted cash flow analysis using as discount rates the interest rates charged by the FHLB for borrowings of similar remaining maturities.

Accrued Interest Payable The carrying amount of accrued interest payable approximates its fair value since it is short-term in nature.

Commitments to Extend Credit The fair values of commitments to extend credit are estimated using the fees normally charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties.

Commitments to Sell Loans The fair values of commitments to sell loans are estimated using the quoted market prices for loans with similar interest rates and terms to maturity.

NOTE 22 HMN Financial, Inc. Financial Information (Parent Company Only)

The following are the condensed financial statements for the parent company only as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005.

(Dollars in thousands)	2007	2006	2005
Condensed Balance Sheets			
Assets:			
Cash and cash equivalents	$ 1,022	5,742	
Investment in subsidiaries	93,372	86,770	
Loans receivable, net	4,000	0	
Accrued interest receivable	20	0	
Real estate, net	0	650	
Prepaid expenses and other assets	3	451	
Deferred tax asset	408	173	
Total assets	$ 98,825	93,786	
Liabilities and Stockholders' Equity:			
Accrued expenses and other liabilities	$ 697	644	
Total liabilities	697	644	
Common stock	91	91	
Additional paid-in capital	58,049	57,914	
Retained earnings	110,943	103,643	
Net unrealized gain (loss) on securities available for sale	1,167	(284)	
Unearned employee stock ownership plan shares	(3,965)	(4,158)	
Treasury stock, at cost, 4,953,045 and 4,813,232 shares	(68,157)	(64,064)	
Total stockholders' equity	98,128	93,142	
Total liabilities and stockholders' equity	$ 98,825	93,786	
Condensed Statements of Income			
Interest income	$ 171	121	108
Interest expense	0	(3)	0
Equity earnings of subsidiaries	11,151	8,838	11,375
Other income	739	1	0
Compensation and benefits	(233)	(236)	(247)
Occupancy	(24)	(21)	(20)
Data processing	(6)	(4)	(4)
Other	(459)	(503)	(376)
Income before income tax benefit	11,339	8,193	10,836
Income tax expense (benefit)	65	(235)	(232)
Net income	$ 11,274	8,428	11,068

(Dollars in thousands)	2007	2006	2005
Condensed Statements of Cash Flows			
Cash flows from operating activities:			
Net income	**$ 11,274**	8,428	11,068
Adjustments to reconcile net income to cash provided by operating activities:			
Equity earnings of subsidiaries	**(11,151)**	(8,838)	(11,375)
Provision for loan losses	**0**	100	0
Deferred income taxes	**(25)**	22	(33)
Gain on sales of real estate	**(639)**	0	0
Proceeds from sales of real estate	**1,389**	0	0
Earned employee stock ownership shares priced above original cost	**339**	380	340
Stock option compensation	**44**	64	0
Amortization of restricted stock awards	**334**	191	98
Decrease in unearned ESOP shares	**193**	193	193
Decrease (increase) in accrued interest receivable	**(20)**	0	8
Increase in accrued expenses and other liabilities	**53**	11	67
Decrease (increase) in other assets	**(13)**	(220)	89
Other, net	**(99)**	0	0
Net cash provided by operating activities	**1,679**	331	455
Cash flows from investing activities:			
Purchase of real estate owned from subsidiary	**0**	0	(750)
Increase in loans receivable, net	**(4,000)**	0	0
Net cash used by investing activities	**(4,000)**	0	(750)
Cash flows from financing activities:			
Purchase of treasury stock	**(4,913)**	(3,960)	(972)
Stock options exercised	**139**	166	38
Excess tax benefit from options exercised	**99**	56	30
Dividends paid to stockholders	**(3,724)**	(3,737)	(3,524)
Proceeds from dividends on Bank stock	**6,000**	8,000	4,000
Net cash provided (used) by financing activities	**(2,399)**	525	(428)
Increase (decrease) in cash and cash equivalents	**(4,720)**	856	(723)
Cash and cash equivalents, beginning of year	**5,742**	4,886	5,609
Cash and cash equivalents, end of year	**$ 1,022**	5,742	4,886

NOTE 23 Business Segments

The Bank has been identified as a reportable operating segment in accordance with the provisions of SFAS No. 131. SFC and HMN, the holding company, did not meet the quantitative thresholds for a reportable segment and therefore are included in the "Other" category.

The Company evaluates performance and allocates resources based on the segment's net income, return on average assets and return on average equity. Each corporation is managed separately with its own officers and board of directors.

The following table sets forth certain information about the reconciliations of reported net income and assets for each of the Company's reportable segments.

(Dollars in thousands)	Home Federal Savings Bank	Other	Eliminations	Consolidated Total
At or for the year ended December 31, 2007:				
Interest income - external customers	**$ 77,457**	**66**	**0**	**77,523**
Non-interest income - external customers	**6,855**	**739**	**0**	**7,594**
Intersegment interest income	**0**	**105**	**(105)**	**0**
Intersegment non-interest income	**174**	**11,151**	**(11,325)**	**0**
Interest expense	**38,928**	**0**	**(105)**	**38,823**
Amortization of mortgage servicing rights, net	**706**	**0**	**0**	**706**
Other non-interest expense	**22,560**	**730**	**(174)**	**23,116**
Income tax expense	**7,238**	**62**	**0**	**7,300**
Net income	**11,156**	**11,269**	**(11,151)**	**11,274**
Goodwill	**3,801**	**0**	**0**	**3,801**
Total assets	**1,115,857**	**98,865**	**(97,668)**	**1,117,054**
At or for the year ended December 31, 2006:				
Interest income - external customers	$ 67,418	109	0	67,527
Non-interest income - external customers	6,441	1	0	6,442
Intersegment interest income	4	12	(16)	0
Intersegment non-interest income	144	8,838	(8,982)	0
Interest expense	28,853	4	(16)	28,841
Amortization of mortgage servicing rights, net	848	0	0	848
Other non-interest expense	21,120	772	(144)	21,748
Income tax expense (benefit)	5,463	(237)	0	5,226
Net income	8,844	8,422	(8,838)	8,428
Goodwill	3,801	0	0	3,801
Total assets	970,941	93,831	(86,983)	977,789
At or for the year ended December 31, 2005:				
Interest income - external customers	$ 60,201	80	0	60,281
Non-interest income - external customers	6,509	0	0	6,509
Intersegment interest income	0	28	(28)	0
Intersegment non-interest income	134	11,375	(11,509)	0
Interest expense	24,539	0	(28)	24,511
Amortization of mortgage servicing rights, net	1,020	0	0	1,020
Other non-interest expense	20,260	655	(134)	20,781
Income tax expense (benefit)	6,971	(235)	0	6,736
Net income	11,380	11,063	(11,375)	11,068
Goodwill	3,801	0	0	3,801
Total assets	985,456	91,410	(85,629)	991,237

Report of Independent Registered Public Accounting Firm



The Board of Directors and Stockholders
HMN Financial, Inc.:

We have audited the accompanying consolidated balance sheets of HMN Financial, Inc. and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HMN Financial, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), HMN Financial, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 4, 2008, not included herein, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

KPMG LLP

Minneapolis, Minnesota
March 4, 2008

SELECTED QUARTERLY FINANCIAL DATA

(Dollars in thousands, except per share data)	December 31, 2007	September 30, 2007	June 30, 2007
Selected Operations Data *(3 months ended):*			
Interest income	$ 19,338	20,278	19,628
Interest expense	10,090	10,465	9,773
Net interest income	9,248	9,813	9,855
Provision for loan losses	1,494	921	1,028
Net interest income after provision for loan losses	7,754	8,892	8,827
Noninterest income:			
Fees and service charges	833	829	781
Loan servicing fees	265	253	265
Securities gains, net	0	0	0
Gain on sales of loans	325	204	189
Other noninterest income	1,163	362	57
Total noninterest income	2,586	1,648	1,292
Noninterest expense:			
Compensation and benefits	2,721	3,147	3,262
Occupancy	1,144	1,127	1,112
Advertising	118	123	195
Data processing	326	325	321
Amortization of mortgage servicing rights, net	166	169	189
Other noninterest expense	1,295	1,062	1,070
Total noninterest expense	5,770	5,953	6,149
Income (loss) before income tax expense	4,570	4,587	3,970
Income tax expense (benefit)	1,795	1,806	1,520
Net income	$ 2,775	2,781	2,450
Basic earnings per share	$ 0.75	0.74	0.65
Diluted earnings per share	$ 0.73	0.71	0.62
Financial Ratios:			
Return on average assets(1)	0.98%	0.97	0.89
Return on average equity(1)	11.11	11.19	10.09
Average equity to average assets	8.89	8.92	9.05
Dividend payout ratio	35.21	36.76	30.49
Net interest margin(1)(2)	3.39	3.58	3.75

(Dollars in thousands)			
Selected Financial Condition Data:			
Total assets	$1,117,054	1,147,413	1,127,426
Securities available for sale:			
Mortgage-backed and related securities	18,468	18,927	14,417
Other marketable securities	167,720	191,251	189,511
Loans held for sale	3,261	2,153	4,454
Loans receivable, net	865,088	846,201	843,221
Deposits	888,118	936,419	925,511
Federal Home Loan Bank advances	112,500	97,500	97,500
Stockholders' equity	98,128	97,300	94,716

(1) Annualized
(2) Net interest income divided by average interest-earning assets.

March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
18,279	17,358	17,175	17,011	15,983
8,495	7,513	7,473	7,261	6,594
9,784	9,845	9,702	9,750	9,389
455	1,357	6,026	980	515
9,329	8,488	3,676	8,770	8,874
696	780	820	796	715
271	276	291	301	304
0	0	0	48	0
796	225	481	303	246
305	173	143	318	221
2,068	1,454	1,735	1,766	1,486
3,361	2,786	2,706	3,118	3,259
1,084	1,101	1,131	1,103	1,100
106	129	108	107	131
295	300	307	287	289
182	187	208	237	216
922	951	980	911	944
5,950	5,454	5,440	5,763	5,939
5,447	4,488	(29)	4,773	4,421
2,179	1,818	(102)	1,829	1,680
3,268	2,670	73	2,944	2,741
0.87	0.71	0.02	0.77	0.71
0.82	0.67	0.02	0.73	0.68
1.28	1.11	0.03	1.18	1.14
13.79	11.18	0.30	12.34	11.82
9.26	9.70	9.64	9.60	9.67
37.31	1,250.00	34.25	35.29	27.59
4.01	4.28	4.06	4.08	4.10
1,117,043	977,789	991,258	1,009,935	989,984
11,110	6,178	6,221	6,267	6,698
179,931	119,962	139,787	138,953	117,384
1,412	1,493	4,217	7,129	5,011
798,502	768,232	729,381	757,621	767,881
871,929	725,959	741,618	748,355	727,466
140,900	150,900	150,900	160,900	160,900
94,813	93,142	92,064	93,624	92,646

OTHER FINANCIAL DATA

(Dollars in thousands)	Year Ended December 31, 2007	2006	2005
Maximum Balance:			
Federal Home Loan Bank advances	**$168,200**	162,900	193,900
Federal Home Loan Bank short-term borrowings	**57,300**	52,000	33,000
Average Balance:			
Federal Home Loan Bank advances	**116,406**	155,972	170,919
Federal Home Loan Bank short-term borrowings	**18,993**	28,513	10,047

The following table sets forth certain information as to the Bank's Federal Home Loan Bank (FHLB) advances.

	December 31, 2007		2006		2005	
(Dollars in thousands)	**Amount**	**Weighted Average Rate**	Amount	Weighted Average Rate	Amount	Weighted Average Rate
FHLB short-term borrowings	**$ 25,000**	**3.49%**	$ 40,000	2.91%	$ 0	0.00%
FHLB long-term advances	**87,500**	**4.97**	110,900	4.76	160,900	4.29
Total	**$112,500**	**4.64**	$150,900	4.27	$160,900	4.29

COMMON STOCK INFORMATION

The common stock of HMN Financial, Inc. is listed on the Nasdaq Stock Market under the symbol: HMNF. As of December 31, 2007, the Company had 9,128,662 shares of common stock issued and 4,953,045 shares in treasury stock. As of December 31, 2007 there were 695 stockholders of record and 1,013 estimated beneficial stockholders. The following table represents the stock price information for HMN Financial, Inc. as furnished by Nasdaq for each quarter starting with the quarter ended December 31, 2007 and regressing back to March 31, 2006.

	December 31, 2007	**September 28, 2007**	**June 29, 2007**	**March 30, 2007**	December 29, 2006	September 29, 2006	June 30, 2006	March 31, 2006
HIGH	**$29.89**	**35.25**	**35.55**	**34.95**	35.10	36.10	35.02	34.79
LOW	**22.55**	**28.54**	**32.25**	**32.77**	32.75	33.75	33.14	28.84
CLOSE	**24.55**	**29.63**	**35.15**	**33.84**	34.51	34.76	34.80	34.79

CORPORATE AND SHAREHOLDER INFORMATION

HMN Financial, Inc.
1016 Civic Center Drive NW
Rochester, MN 55901
(507) 535-1200

Annual Meeting
The annual meeting of shareholders will be held on Tuesday, April 22, 2008 at 10:00 a.m. (Central Time) at the HMN Corporate Office located at 1016 Civic Center Drive NW, Rochester, Minnesota.

Legal Counsel
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3901

Independent Auditors
KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3900

Investor Information and Form 10-K
Additional information and HMN's Form 10-K, filed with the Securities and Exchange Commission, is available without charge upon request from:

HMN Financial, Inc.
Attn: Investor Relations
1016 Civic Center Drive NW
Rochester, MN 55901
or at www.hmnf.com

Transfer Agent and Registrar
Inquiries regarding change of address, transfer requirements, and lost certificates should be directed to HMN's transfer agent:

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075
www.wellsfargo.com/shareownerservices
(800) 468-9716

Directors

Timothy R. Geisler
Chairman of the Board
HMN and Home Federal Savings Bank
Unit Manager Financial Accounting & Controls
Mayo Clinic

Michael McNeil
President and CEO
HMN and Home Federal Savings Bank

Duane D. Benson
Independent Business Consultant

Allan R. DeBoer
Independent Business Consultant

Mahlon C. Schneider
Retired Senior Vice President
External Affairs and General Counsel
Hormel Foods Corporation

Susan K. Kolling
Senior Vice President
HMN and Home Federal Savings Bank

Michael J. Fogarty
Chairman
C.O. Brown Agency, Inc.

Malcolm W. McDonald
Retired Senior Vice President
Space Center, Inc.

Karen L. Himle
Vice President University Relations
University of Minnesota

Executive Officers Who Are Not Directors

Jon J. Eberle
Senior Vice President,
Chief Financial Officer
and Treasurer

Dwain C. Jorgensen
Senior Vice President

Bradley C. Krehbiel
Executive Vice President

Branch Offices of Bank

Albert Lea
143 West Clark Street
Albert Lea, MN 56007
(507) 379-2551

Austin
201 Oakland Avenue West
Austin, MN 55912
(507) 434-2500

Eagan
2805 Dodd Road, Suite 160
Eagan, MN 55121
(651) 405-2000

LaCrescent
208 South Walnut
LaCrescent, MN 55947
(507) 895-9200

Marshalltown
303 West Main Street
Marshalltown, IA 50158
(641) 754-6198

Rochester
1201 South Broadway
Rochester, MN 55901
(507) 536-2416

1016 Civic Center Drive NW
Rochester, MN 55901
(507) 535-1309

3900 55th Street NW
Rochester, MN 55901
(507) 535-3460

7389 Airport View Drive SW
Rochester, MN 55901
(507) 536-6200

Spring Valley
715 North Broadway
Spring Valley, MN 55975
(507) 346-9709

Toledo
1301 South County Road
Toledo, IA 52342
(641) 484-7303

Winona
175 Center Street
Winona, MN 55987
(507) 453-6460

Home Federal Private Banking
5201 Eden Avenue, Suite 170
Edina, MN 55436
(952) 848-5360

1016 Civic Center Drive NW
Rochester, MN 55901
(507) 280-7200

100 1st Avenue Bldg., Suite 200
Rochester, MN 55902
(507) 280-7256


HMN
FINANCIAL, INC.

1016 Civic Center Drive NW
Rochester, Minnesota 55901
507.535.1200
www.hmnf.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to ______.

Commission file number: 0-24100.

HMN FINANCIAL, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**41-1777397**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1016 Civic Center Drive Northwest, PO Box 6057 **Rochester, Minnesota** (Address of Principal Executive Offices)	**55901** (Zip Code)

(507) 535-1200
Registrant's Telephone Number, Including Area Code

Securities Registered Pursuant to Section 12(b) of the Act: Common Stock, par value $.01 per share (Title of each class)
Securities Registered Pursuant to Section 12(g) of the Act: None
Name of each exchange on which registered: Nasdaq Global Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES [ ] NO [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
YES [ ] NO [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such requirements for the past 90 days.
YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best or registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[X]
Non-accelerated filer	[ ]	Smaller reporting company	[ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES [ ] NO [X]

As of June 29, 2007, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $121.9 million based on the closing stock price of $35.15 on such date as reported on the Nasdaq Global Market.

As of February 13, 2008 the number of outstanding shares of common stock of the registrant was 4,177,799.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's annual report to stockholders for the year ended December 31, 2007, are incorporated by reference in Parts I, II and IV of this Form 10-K. Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the close of the registrant's fiscal year ended December 31, 2007 are incorporated by reference in Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

Forward-Looking Statements

The information presented or incorporated by reference in this Annual Report on Form 10-K under the headings "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Words such as "anticipate", "believe", "expect", "intend", "would", "could" and similar expressions, as they relate to us, are intended to identify these forward-looking statements. These statements are subject to risks and uncertainties, including those discussed under "Risk Factors" in this Form 10-K, that could cause actual results to differ materially from those projected. Because actual results may differ, we caution you not to place undue reliance on these forward-looking statements.

PART I

ITEM 1. BUSINESS

General

HMN Financial, Inc. (HMN or the Company) is a stock savings bank holding company that owns 100% of Home Federal Savings Bank (the Bank). The Bank has a community banking philosophy and operates retail banking and loan production facilities in Minnesota and Iowa. The Bank has one wholly owned subsidiary, Osterud Insurance Agency, Inc. (OIA) which offers financial planning products and services. HMN has another wholly owned subsidiary, Security Finance Corporation (SFC) which acts as an intermediary for the Bank in transacting like-kind property exchanges for Bank customers. During the period for which financial information is presented in this Form 10-K, the Bank had two other subsidiaries that are no longer operating. Home Federal Holding, Inc. (HFH), a wholly owned subsidiary, was the holding company for Home Federal REIT, Inc. (HFREIT), which invested in real estate loans acquired from the Bank. HFH and HFREIT were both dissolved in 2005.

As a community-oriented financial institution, the Company seeks to serve the financial needs of communities in its market area. The Company's business involves attracting deposits from the general public and businesses and using such deposits to originate or purchase one-to-four family residential, commercial real estate, and multi-family mortgage loans as well as consumer, construction, and commercial business loans. The Company also invests in mortgage-backed and related securities, U.S. government agency obligations and other permissible investments. The executive offices of the Company are located at 1016 Civic Center Drive Northwest, Rochester, Minnesota 55901. Its telephone number at that address is (507) 535-1200. The Company's website is located at www.hmnf.com. Information contained on the Company's website is expressly not incorporated by reference into this Form 10-K.

Market Area

The Company serves the southern Minnesota counties of Fillmore, Freeborn, Houston, Mower, Olmsted and Winona and portions of Steele, Dodge, Goodhue and Wabasha through its corporate office located in Rochester, Minnesota and its nine branch offices located in Albert Lea, Austin, LaCrescent, Rochester, Spring Valley and Winona, Minnesota. The portion of the Company's southern Minnesota market area consisting of Rochester and the contiguous communities is composed of primarily urban and suburban communities, while the balance of the Company's southern Minnesota market area consists primarily of rural areas and small towns. Primary industries in the Company's southern Minnesota market area include manufacturing, agriculture, health care, wholesale and retail trade, service industries and education. Major employers include IBM, Mayo Clinic and Hormel (a food processing company). The Company's market area is also the home of Winona State University, Rochester Community and Technical College, University of Minnesota - Rochester Center, Winona State University - Rochester Center and Austin's Riverland Community College.

The Company serves the southern Twin Cities metro county of Dakota from its office located in Eagan, Minnesota. Primary industries in this market area include Northwest Airlines, Cenex Harvest States (cooperative), Flint Hills Resources LP (oil refinery), Unisys Corp (Computer Software) and West Group (legal research).

The Company serves the Iowa counties of Marshall and Tama through its branch offices located in Marshalltown and Toledo. Major industries in the area are Swift & Company (pork processors), Fisher Controls International (valve and regulator manufacturing), Lennox Industries (furnace and air conditioner manufacturing), Iowa Veterans Home (hospital care), Marshall Community School District (education), Marshall Medical & Surgical Center (hospital care) and Meskwaki Casino (gaming operations).

Based upon information obtained from the U.S. Census Bureau for 2006 (the last year for which information is available), the population of the six primary counties in the Bank's southern Minnesota market area was estimated as follows: Fillmore – 21,151; Freeborn - 31,636; Houston - 19,832; Mower - 38,666; Olmsted – 137,521; and Winona - 49,288. The median household income for these six counties ranged from $39,865 to $58,044. The population of Dakota county was 388,001 and the median household income was $67,175. With respect to Iowa, the population of Marshall County was 39,555 and the population of Tama County was 17,890. The median household income of these two counties ranged from $41,344 to $42,580.

The Company also serves a diverse high net worth customer base primarily in the seven county metropolitan area of Minneapolis and St. Paul from its private banking office, located in Edina, Minnesota. The Company serves a similar group of individuals and businesses in Olmsted County from its two private banking offices located in Rochester, Minnesota.

Lending Activities

General. Historically, the Company has originated 15 and 30 year, fixed rate mortgage loans secured by one-to-four family residences for its loan portfolio. Over the past 10 years, the Company has focused on managing interest rate risk and increasing interest income by increasing its investment in shorter term and generally higher yielding commercial real estate, commercial business and construction loans while reducing its investment in longer term one-to-four family real estate loans. The Company continues to originate 15 and 30 year fixed rate mortgage loans, including growing equity mortgage (GEM) loans that have a fixed rate, but payments that increase after the first year, and adjustable rate mortgage loans that are fixed for an initial period of one, three or five years and some shorter term fixed rate loans that have certain characteristics. The shorter term fixed and adjustable rate loans are placed into portfolio while the majority of the 15 and 30 year fixed rate mortgage loans are sold in the secondary mortgage market. In 2007 a larger percentage of 15 and 30 year loans were placed into portfolio in order to maintain the single family portfolio and manage interest rate risk. The Company also offers an array of consumer loan products that include both open lines and closed end home equity loans. The home equity line of credit has an adjustable interest rate based upon the prime rate as published in the Wall Street Journal plus a margin. Refer to Note 4 of the Notes to Consolidated Financial Statements in the Annual Report for more information on the loan portfolio (incorporated by reference in Item 8. of Part II of this Form 10-K).

The following table shows the composition of the Company's loan portfolio by fixed and adjustable rate loans as of December 31:

(Dollars in thousands)	2007 Amount	2007 Percent	2006 Amount	2006 Percent	2005 Amount	2005 Percent	2004 Amount	2004 Percent	2003 Amount	2003 Percent
Fixed rate Loans										
Real Estate:										
One-to-four family										
GEM	$ 11,854	1.34 %	$ 13,335	1.70 %	$ 14,812	1.84 %	$ 16,133	2.01 %	$ 13,387	1.89 %
Other	80,663	9.14	62,184	7.92	55,700	6.94	59,937	7.48	65,004	9.17
Total one-to-four family	92,517	10.48	75,519	9.62	70,512	8.78	76,070	9.49	78,391	11.06
Multi-family	5,914	0.67	6,193	0.79	5,956	0.74	6,387	0.79	6,471	0.91
GEM - multi-family	38	0.01	45	0.01	51	0.01	57	0.01	61	0.01
Commercial	69,276	7.84	100,562	12.80	89,905	11.19	51,390	6.41	52,563	7.42
Construction or development	16,519	1.87	6,640	0.84	12,919	1.61	27,557	3.44	17,215	2.43
Total fixed rate real estate loans	184,264	20.87	188,959	24.06	179,343	22.33	161,461	20.14	154,701	21.83
Consumer loans:										
Savings	358	0.04	814	0.10	605	0.07	454	0.06	494	0.07
Automobile	1,730	0.20	3,093	0.39	5,462	0.68	9,496	1.18	14,754	2.08
Home equity	20,249	2.29	21,181	2.70	19,289	2.40	20,019	2.50	18,742	2.65
Mobile home	1,699	0.19	2,052	0.26	2,299	0.29	2,896	0.36	3,665	0.52
Land/Lot Loans	2,616	0.30	1,426	0.18	1,234	0.15	818	0.10	754	0.11
Other	2,007	0.23	2,192	0.28	2,569	0.32	3,134	0.39	3,105	0.43
Total consumer loans	28,659	3.25	30,758	3.91	31,458	3.91	36,817	4.59	41,514	5.86
Commercial business loans	90,688	10.27	65,347	8.32	49,297	6.14	69,671	8.69	51,609	7.28
Total other loans	119,347	13.52	96,105	12.23	80,755	10.05	106,488	13.28	93,123	13.14
Total fixed rate loans	303,611	34.39	285,064	36.29	260,098	32.38	267,949	33.42	247,824	34.97
Adjustable rate Loans										
Real estate:										
One-to-four family	60,456	6.85	58,751	7.48	56,563	7.04	62,938	7.85	65,924	9.30
Multi-family	23,120	2.62	23,624	3.01	34,745	4.33	35,478	4.43	25,008	3.53
Commercial	212,547	24.08	193,928	24.69	170,363	21.21	173,554	21.65	146,603	20.69
Construction or development	94,516	10.70	53,538	6.82	67,424	8.39	70,841	8.84	78,131	11.02
Total adjustable rate real estate loans	390,639	44.25	329,841	42.00	329,095	40.97	342,811	42.77	315,666	44.54
Consumer (home equity and other)	51,322	5.81	54,328	6.91	60,853	7.57	67,154	8.38	54,425	7.68
Land/Lot loans	1,535	0.17	4,076	0.52	8,197	1.02	10,754	1.34	9,732	1.38
Other	3,393	0.39	686	0.09	390	0.05	248	0.03	234	0.03
Total consumer loans	56,250	6.37	59,090	7.52	69,440	8.64	78,156	9.75	64,391	9.09
Commercial business loans	132,271	14.99	111,423	14.19	144,665	18.01	112,698	14.06	80,808	11.40
Total other loans	188,521	21.36	170,513	21.71	214,105	26.65	190,854	23.81	145,199	20.49
Total adjustable rate loans	579,160	65.61	500,354	63.71	543,200	67.62	533,665	66.58	460,865	65.03
Total loans	882,771	100.00 %	785,418	100.00 %	803,298	100.00 %	801,614	100.00 %	708,689	100.00 %
Less										
Loans in process	3,011		5,252		7,008		7,561		11,298	
Unamortized (premiums) discounts	(11)		40		190		63		166	
Net deferred loan fees	2,245		2,021		1,644		1,781		1,334	
Allowance for losses on loans	12,438		9,873		8,778		8,996		6,940	
Total loans receivable, net	$ 865,088		$ 768,232		$ 785,678		$ 783,213		$ 688,951	

The following table illustrates the interest rate maturities of the Company's loan portfolio at December 31, 2007. Loans which have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due. Scheduled repayments of principal are reflected in the year in which they are scheduled to be paid. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

	Real Estate											
	One-to-four family		Multi-family and Commercial		Construction		Consumer		Commercial Business		Total	
Due During Years Ending December 31,	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
2008 [1]	$ 11,150	6.80 %	$ 88,373	7.89 %	$ 54,182	8.27 %	$ 17,834	8.31 %	$ 96,983	7.58 %	$ 268,522	7.84 %
2009	8,430	6.40	54,982	7.41	16,702	7.77	9,345	8.12	32,995	7.63	122,454	7.50
2010	15,322	6.81	23,445	7.57	12,910	7.00	8,961	8.26	32,295	7.54	92,933	7.42
2011 through 2012	12,915	5.87	55,933	7.40	7,581	7.62	16,619	8.22	36,493	7.47	129,541	7.39
2013 through 2017	29,571	5.99	52,591	7.61	2,964	6.52	26,856	8.14	15,987	7.50	127,969	7.31
2018 through 2032	60,453	6.02	35,571	6.75	15,187	7.12	5,291	7.89	8,206	7.06	124,708	6.51
2033 and following	15,133	5.95	0	0.00	1,508	6.05	3	5.63	0	0.00	16,644	5.96
	$ 152,974		$ 310,895		$ 111,034		$ 84,909		$ 222,959		$ 882,771	

[1] Includes demand loans, loans having no stated maturity and overdraft loans.

The total amount of loans due after December 31, 2008 that have predetermined interest rates is $224.8 million, while the total amount of loans due after such date that have floating or adjustable interest rates is $389.4 million. Construction or development loans were $42.9 million for one-to-four family dwellings, $14.2 million for multi-family and $53.9 million for nonresidential.

Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the aggregate amount of loans that the Bank is permitted to make to any one borrower is generally limited to 15% of unimpaired capital and surplus (25% if the security for such loan has a "readily ascertainable" value or 30% for certain residential development loans). At December 31, 2007, based upon the 15% limitation, the Bank's regulatory limit for loans to one borrower was approximately $14.6 million. At December 31, 2007, the dollar amount of outstanding loans and commitments to three different groups of related borrowers exceeded this amount, but some of the loans included in these loan totals were exempt from the lending limit under the direct benefit and common enterprise rules of the Financial Institutions Reform, Recovery and Enforcement Act of 1989, as a portion of these loans did not benefit the same individual borrowers. Some of the loans were secured by deposits held by the Bank which provided the Bank with an expanded lending limit. The largest of these borrowing relationships is secured by commercial real estate and was performing in accordance with its terms at December 31, 2007. The total loans and commitments outstanding to this borrower at December 31, 2007 were $20.2 million. The amount outstanding, excluding those loans that were exempt from the loans to one borrower limits because of the direct benefit and common enterprise rules or because they were secured by deposits, was $6.1 million.

All of the Bank's lending is subject to its written underwriting standards and to loan origination procedures. Decisions on loan applications are made on the basis of detailed applications and property valuations determined by an independent appraiser. The loan applications are designed primarily to determine the borrower's ability to repay. The more significant items on the application are verified through the use of credit reports, financial statements, tax returns or confirmations. The Bank also offers other loan programs with low or alternative documentation underwriting procedures that conform to Federal National Mortgage Association (FNMA) underwriting guidelines.

The Bank's Retail Loan Committee is responsible for reviewing and approving all loans over the Federal Home Loan Mortgage Corporation/FNMA conforming loan dollar limit originated by the Bank that are not sold in the secondary loan market. This limit was $417,000 for both 2007 and 2006. Approval of at least one member of the Retail Loan Committee was obtained on all loans above this limit.

The Bank's Commercial Loan Committee is responsible for reviewing and approving individual commercial loans or loans to borrowers with aggregate lending relationships ranging from $1.0 million to $7.5 million. The Bank's individual commercial loan officers have the authority to approve loans that meet the guidelines established by the Bank's commercial loan policy for loans up to $250,000, subject to specific loan officer authority limits. The Bank's Commercial Loan Officers Committee has the authority to approve loans that meet the commercial loan policy guidelines that are less than $1.0 million. Individual loans of $7.5 million or more, and new loans of more than $1 million to borrowers with aggregate lending relationships that exceed $7.5 million, must be approved by the Company's Board of Directors or its Executive Commercial Loan Committee.

The Bank generally requires title insurance on its mortgage loans, as well as fire and extended coverage casualty insurance in amounts at least equal to the principal amount of the loan or the value of improvements on the property. The Bank also requires flood insurance to protect the property securing its interest when the property is located in a flood plain.

One-to-Four Family Residential Real Estate Lending. At December 31, 2007 the Company's one-to-four family real estate loans, consisting of both fixed rate and adjustable rate loans, totaled $153.0 million, an increase of $18.7 million, from $134.3 million at December 31, 2006. The increase in the one-to-four family loans in 2007 is the result of placing more loans into the portfolio in order to maintain the portfolio balance. The Company's long term strategy is to maintain the single family loan portfolio at current levels and to increase the amount of shorter term commercial real estate and commercial business loans in the portfolio.

The Company offers conventional fixed rate one-to-four family loans that have maximum terms of 30 years. In order to manage interest rate risk, the Company typically sells the majority of fixed rate loan originations with terms to maturity of 15 years or greater that are eligible for sale in the secondary market. The interest rates charged on the fixed rate loan products are based on the secondary market delivery rates, as well as other competitive factors. The Company also originates a limited number of fixed rate loans with terms up to 30 years that are insured by the Federal Housing Authority, Veterans Administration, Minnesota Housing Finance Agency or Iowa Finance Authority.

The Company also offers one-year adjustable rate mortgages (ARMs) at a margin (generally 275 to 375 basis points) over the yield on the Average Monthly One Year U.S. Treasury Constant Maturity Index for terms of up to 30 years. The ARM loans offered by the Company allow the borrower to select (subject to pricing) an initial period of one year, three years, or five years between the loan origination and the date the first interest rate change occurs. The ARMs generally have a 200 basis point annual interest rate change cap and a lifetime cap of 600 basis points over or under the initial rate. The Company's originated ARMs do not permit negative amortization of principal, generally do not contain prepayment penalties and are not convertible into fixed rate loans.

In underwriting one-to-four family residential real estate loans, the Company evaluates the borrower's credit history; ability to make principal, interest and escrow payments; the value of the property that will secure the loan; and debt to income ratios. Properties securing one-to-four family residential real estate loans made by the Company are appraised by independent fee appraisers. The Company originates residential mortgage loans with loan-to-value ratios up to 100% for owner-occupied homes and up to 90% for non-owner occupied homes; however, private mortgage insurance is generally required to reduce the Company's exposure to 80% of value or less on most loans. However, some niche portfolio loan programs are offered with 100% financing with no private mortgage insurance requirements. The Company generally seeks to underwrite its loans in accordance with secondary market standards.

The Company's residential mortgage loans customarily include due-on-sale clauses giving it the right to declare the loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the property subject to the mortgage.

Fixed rate loans in the Company's portfolio include both GEM loans and conventional fixed rate loans. The GEM loans require payments that increase after the first year. Under the GEM loans, the monthly payments required for the first year are established based on a 30-year amortization schedule. Depending upon the program selected, the payments may increase in the succeeding years by amounts ranging from 0% to 6.2%. Most of the GEM loans originated by the Company provide for at least four annual payment increases over the first five years of the loan. The increased payments required under GEM loans are applied to principal and have the effect of shortening the term to maturity; the GEM loans do not permit negative amortization. The Company currently offers one GEM product with a contractual maturity of approximately 15 years. The GEMs are generally priced based upon loans with similar contractual maturities. The GEMs are popular with consumers who anticipate future increases in income and who desire an amortization schedule of less than 30 years. Low mortgage interest rates over the past several years have decreased the demand for GEM loans as consumers have opted for shorter term fixed rate loans.

Commercial Real Estate and Multi-Family Lending. The Company originates permanent commercial real estate and multi-family loans secured by properties located primarily in its market area. It also purchases participations in commercial real estate and multi-family loans originated by third parties on properties outside of its market area. The commercial real estate and multi-family loan portfolio includes loans secured by motels, hotels, apartment buildings, churches, ethanol plants, manufacturing plants, office buildings, business facilities, shopping malls, nursing homes, golf courses, warehouses and other non-residential building properties primarily located in the Upper Midwest part of the United States.

Permanent commercial real estate and multi-family loans are generally originated for a maximum term of 10 years and may have longer amortization periods with balloon maturity features. The interest rates may be fixed for the term of the loan or have adjustable features that are tied to the prime rate or another published index. Commercial real estate and multi-family loans are generally written in amounts up to 80% of the lesser of the appraised value of the property or the purchase price and generally have a debt service coverage ratio of at least 120%. The debt service coverage ratio is the ratio of net cash from operations to debt service payments. The Company may originate construction loans secured by commercial or multi-family real estate, or may purchase participation interests in third party originated construction loans secured by commercial or multi-family real estate.

Appraisals on commercial real estate and multi-family real estate properties are performed by independent appraisers prior to the time the loan is made. For transactions less than $250,000, the Company may use an internal valuation. All appraisals on commercial and multi-family real estate are reviewed and approved by a commercial loan officer, credit manager, commercial department manager, or a qualified third party. The Bank's underwriting procedures require verification of the borrower's credit history, income and financial statements, banking relationships and income projections for the property. All commercial real estate and multi-family loans over $1.0 million must be approved by a majority of the Commercial Loan Committee prior to closing. The commercial loan policy generally requires personal guarantees from the proposed borrowers. An initial on-site inspection is generally required for all collateral properties for loans with balances in excess of $250,000. Independent annual reviews are performed for aggregate commercial lending relationships that exceed $500,000. The reviews cover financial performance, documentation completeness and accuracy of loan risk ratings.

Multi-family and commercial real estate loans generally present a higher level of risk than loans secured by one-to-four family residences. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family and commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed), the borrower's ability to repay the loan may be impaired. At December 31, 2007, $15.6 million of loans in the commercial real estate portfolio were nonperforming, with the largest two relationships being a $6.7 million loan secured by a residential development in the Twin Cities and $2.2 million in loans related to residential developments in southeast Minnesota.

Construction Lending. The Company makes construction loans to individuals for the construction of their residences and to builders for the construction of one-to-four family residences. It also makes some loans to builders for houses built on speculation. Construction loans also include commercial real estate loans.

Almost all loans to individuals for the construction of their residences are structured as permanent loans. These loans are made on the same terms as residential loans, except that during the construction phase, which typically lasts up to twelve months, the borrower pays interest only. Generally, the borrower also pays a construction fee at the time of origination equal to the origination fee plus other costs associated with processing the loan. Residential construction loans are underwritten pursuant to the same guidelines used for originating residential loans on existing properties.

Construction loans to builders or developers of one-to-four family residences generally carry terms of one year or less and may permit the payment of interest from loan proceeds.

Construction loans to owner occupants are generally made in amounts up to 95% of the lesser of cost or appraised value, but no more than 90% of the loan proceeds can be disbursed until the building is completed. The Company generally limits the loan-to-value ratios on loans to builders to 80%. Prior to making a commitment to fund a construction loan, the Company requires a valuation of the property, financial data, and verification of the borrower's income. The Company obtains personal guarantees for substantially all of its construction loans to builders. Personal financial statements of guarantors are also obtained as part of the loan underwriting process. Construction loans are generally located in the Company's market area.

Construction loans are obtained principally through continued business from builders and developers who have previously borrowed from the Bank, as well as referrals from existing customers and walk-in customers. The application process includes a submission to the Bank of accurate plans, specifications and costs of the project to be constructed. These items are used as a basis to determine the appraised value of the subject property to be built.

At December 31, 2007 construction loans totaled $111.0 million, of which one-to-four family residential totaled $42.9 million, multi-family residential totaled $14.2 million and commercial real estate totaled $53.9 million.

The nature of construction loans makes them more difficult to evaluate and monitor especially in a market where home prices have been declining. The risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value upon completion of the project, experience of the builder, and the estimated cost (including interest) of the project. If the estimate of value proves to be inaccurate, the Company may be confronted, at or prior to the maturity of the loan, with a project having a value that is insufficient to assure full repayment and/or the possibility of having to make substantial investments to complete and sell the project. Because defaults in repayment may not occur during the construction period, it may be difficult to identify problem loans at an early stage. In these cases, the Company may be required to modify the terms of the loan.

Consumer Lending. The Company originates a variety of consumer loans, including home equity loans (open-end and closed-end), automobile, mobile home, lot loans, loans secured by deposit accounts and other loans for household and personal purposes.

Consumer loan terms vary according to the type and value of collateral, length of contract and creditworthiness of the borrower. The Company's consumer loans are made at fixed or adjustable interest rates, with terms up to 20 years for secured loans and up to three years for unsecured loans.

The Company's home equity loans are written so that the total commitment amount, when combined with the balance of any other outstanding mortgage liens, may not exceed 100% of the appraised value of the property. The closed-end home equity loans are written with fixed or adjustable rates with terms up to 15 years. The open-end home equity lines are written with an adjustable rate with a 10 year draw period that requires "interest only" payments followed by a 10-year repayment period that fully amortizes the outstanding balance. The consumer may access the open-end home equity line either by making a withdrawal at the Bank or writing a check on the home equity line of credit account. Open and closed-end equity loans, which are generally secured by second mortgages on the borrower's principal residence, represented 84.3% of the consumer loan portfolio at December 31, 2007.

The underwriting standards employed by the Company for consumer loans include a determination of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount. Consumer loans may entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or are secured by rapidly depreciable assets, such as automobiles or mobile homes. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans. At December 31, 2007, $1.1 million of the consumer loan portfolio was non-performing.

Commercial Business Lending. In order to satisfy the demand for financial services to individuals and businesses in its market area, the Company maintains a portfolio of commercial business loans primarily to retail, manufacturing operations and professional firms. The Company's commercial business loans generally have terms ranging from six months to five years and may have either fixed or variable interest rates. The Company's commercial business loans generally include personal guarantees and are usually, but not always, secured by business assets such as inventory, equipment, leasehold interests in equipment, fixtures, real estate and accounts receivable. The underwriting process for commercial business loans includes consideration of the borrower's financial statements, tax returns, projections of future business operations and inspection of the subject collateral, if any. The Company also purchases participation interests in commercial business loans originated outside of the Company's market area from third party originators. These loans generally have underlying collateral of inventory or equipment and repayment periods of less than ten years.

Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her income, and which are secured by real property with more easily ascertainable value, commercial business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Furthermore, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. At December 31, 2007, $1.7 million of loans in the commercial business loan portfolio were non-performing. There can be no assurance that the amount of nonperforming loans will not increase in the future.

Originations, Purchases and Sales of Loans and Mortgage-Backed and Related Securities

Real estate loans are generally originated by the Company's salaried and commissioned loan officers. Loan applications are taken in all branch and loan production offices.

The Company originates both fixed and adjustable rate loans, however, its ability to originate loans is dependent upon the relative customer demand for loans in its markets. Demand for adjustable rate loans is affected by the interest rate environment. The Company originated for its portfolio $14.0 million of one-to-four family adjustable rate loans during 2007, an increase of $500,000, from $13.5 million in 2006. The Company also originated for its portfolio $7.8 million of fixed rate one-to-four family loans during 2007, a decrease of $6.9 million, from $14.7 million for 2006.

During the past several years, the Company has focused its portfolio loan origination efforts on commercial real estate, commercial business and consumer loans because these loans have terms to maturity and adjustable interest rate characteristics that are generally more beneficial to the Company than single family fixed rate conventional loans. The Company originated $282.1 million of multi-family and commercial real estate, commercial business and consumer loans (which excludes commercial real estate loans in construction or development) during 2007, a decrease of $9.9 million, from originations of $292.0 million for 2006.

In order to supplement loan demand in the Company's market area and geographically diversify its loan portfolio, the Company purchases participations in real estate loans from selected sellers, with yields based upon current market rates. The Company reviews and underwrites all loans purchased to ensure that they meet the Company's underwriting standards and the seller generally continues to service the loans. The Company purchased $59.7 million of loans during 2007, an increase of $32.2 million, from $27.5 million during 2006. The purchased commercial real estate and commercial business loans have terms and interest rates that are similar in nature to the Company's originated commercial and business portfolio. Refer to Note 4 of the Notes to Consolidated Financial Statements in the Annual Report for more information on purchased loans (incorporated by reference in Item 8 of Part II of this Form 10-K).

The Company has some mortgage-backed and related securities that are held, based on investment intent, in the "available for sale" portfolio. The Company purchased $14.5 million of mortgage backed securities in 2007 compared to no purchases in 2006. The Company did not sell any mortgage-backed securities during 2007 or 2006. See – "Investment Activities."

The following table shows the loan and mortgage-backed and related securities origination, purchase, acquisition, sale and repayment activities of the Company for the periods indicated.

LOANS HELD FOR INVESTMENT

		Year Ended December 31,	
(Dollars in thousands)	2007	2006	2005
Originations by type:			
Adjustable rate:			
Real estate -			
- one-to-four family	$ 13,969	13,493	13,064
- multi-family	1,661	0	258
- commercial	34,452	76,797	70,742
- construction or development	245,126	159,278	45,551
Non-real estate -			
- consumer	12,546	11,607	12,964
- commercial business	111,946	94,603	91,697
Total adjustable rate	419,700	355,778	234,276
Fixed rate:			
Real estate -			
- one-to-four family	7,822	14,671	1,587
- multi-family	1,612	0	35
- commercial	11,454	31,635	41,534
- construction or development	20,359	5,691	10,144
Non-real estate -			
- consumer	16,679	23,127	27,421
- commercial business	91,728	54,261	41,535
Total fixed rate	149,654	129,385	122,256
Total loans originated	569,354	485,163	356,532
Purchases:			
Real estate -			
- one-to-four family	165	0	130
- commercial	7,097	8,874	16,823
- construction or development	26,500	9,700	11,900
Non-real estate -			
- commercial business	25,911	8,885	3,412
Total loans purchased	59,673	27,459	32,265
Sales, Participations and repayments:			
Real estate -			
- commercial	45,125	21,588	23,974
- construction or development	177,911	107,649	21,646
Non-real estate -			
- consumer	1,157	2,416	1,248
- commercial business	14,190	15,912	8,813
Total sales	238,383	147,565	55,681
Transfers to loans held for sale	3,020	5,994	7,373
Principal repayments	285,420	373,953	320,869
Total reductions	526,823	527,512	383,923
Decrease in other items, net	(4,851)	(2,990)	(3,190)
Net increase (decrease)	$ 97,353	(17,880)	1,684

LOANS HELD FOR SALE

(Dollars in thousands)	Year Ended December 31, 2007	2006	2005
Originations by type:			
Adjustable rate:			
Real estate -			
- one-to-four family	$ 600	1,400	1,389
Total adjustable rate	600	1,400	1,389
Fixed rate:			
Real estate -			
- one-to-four family	48,782	57,277	77,924
- construction or development	2,740	1,340	1,093
Total fixed rate	51,522	58,617	79,017
Total loans originated	52,122	60,017	80,406
Sales and repayments:			
Real estate -			
- one-to-four family	53,326	65,951	89,089
Total sales	53,326	65,951	89,089
Transfers from loans held for investment	(3,020)	(5,994)	(7,373)
Total reductions	50,306	59,957	81,716
Net increase (decrease)	$ 1,816	60	(1,310)

MORTGAGE-BACKED AND RELATED SECURITIES

(Dollars in thousands)	Year Ended December 31, 2007	2006	2005
Purchases:			
Mortgage-backed securities:			
FNMA MBSs	$ 4,597	0	0
CMOs and REMICs [1]	9,932	0	0
Total purchases	14,529	0	0
Sales:			
Mortgage-backed securities:			
Principal repayments	(2,239)	(702)	(2,271)
Net increase (decrease)	$ 12,290	(702)	(2,271)

[1] Collateralized Mortgage Obligations and Real Estate Mortgage Investment Conduits

Classified Assets and Delinquencies

Classification of Assets. Federal regulations require that each savings institution classify its assets on a regular basis. In addition, in connection with examinations of savings institutions, the Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation (FDIC) examiners may identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Assets classified as substandard have one or more defined weaknesses and are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have the weaknesses of those classified as substandard, with additional characteristics that make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset on the balance sheet of the institution is not warranted. Assets classified as substandard or doubtful require the institution to establish prudent specific allowances for loan losses. If an asset, or portion thereof, is classified as loss, the institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified as loss, or charge off such amount. If an institution does not agree with an OTS or FDIC examiner's classification of an asset, it may appeal the determination to the OTS District Director or the appropriate FDIC personnel, depending on the regulator. On the basis of management's review of its assets, at December 31, 2007, the Bank classified a total of $31.3 million of its loans and other assets as follows:

(Dollars in thousands)	One-to-Four Family	Commercial and Multi-family	Consumer	Commercial Business	Other Assets	Total
Substandard	$ 1,068	22,184	257	1,679	2,419	27,607
Doubtful	0	2,546	107	0	34	2,687
Loss	0	9	687	328	0	1,024
Total	$ 1,068	24,739	1,051	2,007	2,453	31,318

The Bank's classified assets consist of non-performing loans and loans and other assets of concern discussed herein. As of the date of this report, these asset classifications are materially consistent with those of the OTS and FDIC.

Delinquency Procedures. When a borrower fails to make a required payment on a loan, the Company attempts to cure the delinquency by contacting the borrower. A late notice is sent on all loans over 16 days delinquent. Additional written and verbal contacts are made with the borrower between 30 and 60 days after the due date. If the loan is contractually delinquent 90 days, the Company sends a 30-day demand letter to the borrower and after the loan is contractually delinquent 120 days, institutes appropriate action to foreclose on the property. If foreclosed, the property is sold at a sheriff's sale and may be purchased by the Company. Delinquent commercial loans are generally handled in a similar manner. The Company's procedures for repossession and sale of consumer collateral are subject to various requirements under state consumer protection laws.

Real estate acquired by the Company as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate in judgment for six to twelve months and thereafter as real estate owned until it is sold. When property is acquired or expected to be acquired by foreclosure or deed in lieu of foreclosure, it is recorded at the lower of cost or estimated fair value, less the estimated cost of disposition. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of fair value less disposition cost.

The following table sets forth the Company's loan delinquencies by loan type, amount and percentage of type at December 31, 2007 for loans past due 60 days or more.

	Loans Delinquent For:						Total Delinquent Loans		
	60-89 Days			90 Days and Over					
(Dollars in thousands)	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category
One-to-four family real estate	2	$ 135	0.09 %	5	$ 1,068	0.70 %	7	$ 1,203	0.79 %
Nonresidential	4	231	0.08	6	3,040	1.08	10	3,271	1.16
Construction or development	1	194	0.17	0	0	0.00	1	194	0.17
Consumer	9	163	0.19	14	1,050	1.24	23	1,213	1.43
Commercial business	0	0	0.00	3	1,212	0.54	3	1,212	0.54
Total	16	$ 723	0.08 %	28	$ 6,370	0.72 %	44	$ 7,093	0.80 %

Investment Activities

The Company and the Bank utilize the available for sale securities portfolio in virtually all aspects of asset/liability management. In making investment decisions, the Investment-Asset/Liability Committee considers, among other things, the yield and interest rate objectives, the credit risk position, and the Bank's liquidity and projected cash flow requirements.

Securities. Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds.

Subject to various restrictions, the holding company of a federally chartered savings institution may also invest its assets in commercial paper, investment grade corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly.

The investment strategy of the Company and the Bank has been directed toward a mix of high-quality assets (primarily government agency obligations) with short and intermediate terms to maturity. At December 31, 2007, the Company did not own any investment securities of a single issuer that exceeded 10% of the Company's stockholder's equity other than U.S. government agency obligations.

The Bank invests a portion of its liquid assets in interest-earning overnight deposits of the Federal Home Loan Bank of Des Moines (FHLB), other banks and money market mutual funds. Other investments include high grade medium-term (up to four years) federal agency notes, and a variety of other types of mutual funds that invest in adjustable rate, mortgage-backed securities, asset-backed securities, repurchase agreements and U.S. Treasury and agency obligations. The Company invests in the same type of investment securities as the Bank and may also invest in taxable and tax exempt municipal obligations and corporate equities such as preferred and common stock. Refer to Note 3 of the Notes to Consolidated Financial Statements in the Annual Report for additional information regarding the Company's securities portfolio (incorporated by reference in Item 8 of Part II of this Form 10-K).

The following table sets forth the composition of the Company's securities portfolio, excluding mortgage-backed and related securities, at the dates indicated.

(Dollars in thousands)	2007				2006				2005			
	Amort Cost	Adjusted To	Market Value	% of Total	Amort Cost	Adjusted To	Market Value	% of Total	Amort Cost	Adjusted To	Market Value	% of Total
Securities available for sale:												
U.S. Government agency obligations	$ 164,730	2,290	167,020	89.97 %	$ 119,240	22	119,262	74.68 %	$ 110,110	(971)	109,139	71.61 %
Corporate equity (1)	700	0	700	0.38	700	0	700	0.44	700	0	700	0.46
Preferred stock of federal agencies (1)	0	0	0	0.00	0	0	0	0.00	2,940	0	2,940	1.93
Subtotal	165,430		167,720	90.35	119,940		119,962	75.12	113,750		112,779	74.00
Federal Home Loan Bank stock	6,198		6,198	3.34	7,956		7,956	4.98	8,365		8,365	5.49
Total investment securities and Federal Home Loan Bank stock	171,628		173,918	93.69	127,896		127,918	80.10	122,115		121,144	79.49
Average remaining life of investment securities excluding Federal Home Loan Bank stock	1.2 years				1.1 years				0.7 years			
Other interest earning assets:												
Cash equivalents	11,718		11,718	6.31	31,776		31,776	19.90	31,269		31,269	20.51
Total	$ 183,346		185,636	100.00 %	$ 159,672		159,694	100.00 %	$ 153,384		152,413	100.00 %
Average remaining life or term to repricing of investment securities and other interest earning assets, excluding Federal Home Loan Bank stock	1.1 years				0.8 years				0.5 years			

(1) Average life assigned to corporate equity holdings and preferred stock of federal agencies is five years.

The composition and maturities of the investment securities portfolio, excluding Federal Home Loan Bank stock, mortgage-backed and related securities, are indicated in the following table.

	December 31, 2007							
	1 Year or Less	After 1 through 5 Years	After 5 through 10 Years	Over 10 Years	No Stated Maturity	Total Securities		
(Dollars in thousands)	Amortized Cost	Amortized Cost	Amortized Cost	Amortized Cost	Amortized Cost	Amortized Cost	Adjusted To	Market Value
Securities available for sale:								
U.S. government agency securities...$	99,965	64,765	0	0	0	164,730	2,290	167,020
Corporate equity	0	0	0	0	700	700	0	700
Total $	99,965	64,765	0	0	700	165,430	2,290	167,720
Weighted average yield [1]	4.98 %	5.13 %	0.00 %	0.00 %	9.47 %	5.06 %		

[1] Yields are computed on a tax equivalent basis

Mortgage-Backed and Related Securities. In order to supplement loan production and achieve its asset/liability management goals, the Company invests in mortgage-backed and related securities. All of the mortgage-backed and related securities owned by the Company are issued, insured or guaranteed either directly or indirectly by a federal agency or are rated "AA" or higher. The Company had $18.5 million of mortgage-backed and related securities classified as available for sale at December 31, 2007, compared to $6.2 million at December 31, 2006 and $6.9 million at December 31, 2005.

The contractual maturities of the mortgage-backed and related securities portfolio without any prepayment assumptions at December 31, 2007 are as follows:

(Dollars in thousands)	5 Years or Less	5 to 10 Years	10 to 20 Years	Over 20 Years	Dec. 31, 2007 Balance Outstanding
Securities available for sale:					
Federal Home Loan Mortgage Corporation	$ 13	120	0	0	133
Government National Mortgage Association	0	6	0	0	6
Federal National Mortgage Association	0	3,907	0	0	3,907
Collateralized Mortgage Obligations	11	0	11,898	2,513	14,422
Total	$ 24	4,033	11,898	2,513	18,468
Weighted average yield	6.26 %	4.08 %	5.05 %	4.00 %	4.68 %

At December 31, 2007, the Company did not have any non-agency mortgage-backed or related securities in excess of 10% of its stockholders' equity.

Collateralized Mortgage Obligations (CMOs) are securities derived by reallocating the cash flows from mortgage-backed securities or pools of mortgage loans in order to create multiple classes, or tranches, of securities with coupon rates and average lives that differ from the underlying collateral as a whole. The terms to maturity of any particular tranche is dependent upon the prepayment speed of the underlying collateral as well as the structure of the particular CMO. Although a significant proportion of the Company's CMOs are in tranches which have been structured (through the use of cash flow priority and support tranches) to give somewhat more predictable cash flows, the cash flow and hence the value of CMOs is subject to change.

At December 31, 2007, the Company had $15,000 invested in CMOs that have floating interest rates that change either monthly or quarterly, compared to $22,000 at December 31, 2006 and $34,000 at December 31, 2005.

Mortgage-backed and related securities can serve as collateral for borrowings and, through sales and repayments, as a source of liquidity. In addition, mortgage-backed and related securities available for sale can be sold to respond to changes in economic conditions.

Sources of Funds

General. The Bank's primary sources of funds are retail and brokered deposits, payments of loan principal, interest earned on loans and securities, repayments and maturities of securities, borrowings and other funds provided from operations.

Deposits. The Bank offers a variety of deposit accounts having a wide range of interest rates and terms. The Bank's deposits consist of passbook, negotiable order of withdrawal (NOW), money market, non-interest bearing checking and certificate accounts (including individual retirement accounts) to retail and commercial business customers. The Bank relies primarily on competitive pricing policies and customer service to attract and retain these deposits.

The variety of deposit accounts offered by the Bank has allowed it to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. As customers have become more interest rate conscious, the Bank has become more susceptible to short-term fluctuations in deposit flows. The Bank manages the pricing of its deposits in keeping with its asset/liability management, profitability and growth objectives. Based on its experience, the Bank believes that its passbook and NOW accounts are relatively stable sources of deposits. However, the ability of the Bank to attract and maintain certificate deposits and money market accounts, and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions.

The following table sets forth the savings flows at the Bank during the periods indicated.

	Year Ended December 31,		
(Dollars in thousands)	2007	2006	2005
Opening balance $	725,959	731,537	698,902
Deposits	5,736,881	4,861,548	4,202,022
Withdrawals	(5,599,222)	(4,889,449)	(4,185,251)
Interest credited	24,500	22,323	15,864
Ending balance	888,118	725,959	731,537
Net increase (decrease) $	162,159	(5,578)	32,635
Percent increase (decrease)	22.34 %	(0.76) %	4.67 %

The following table sets forth the dollar amount of deposits in the various types of deposit programs offered by the Bank as of December 31:

(Dollars in thousands)	2007		2006		2005	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Transaction and Savings Deposits[1]:						
Non-interest checking	$ 54,998	6.19 %	$ 68,990	9.50 %	$ 58,430	7.99 %
NOW Accounts – 1.88%[2]	118,652	13.36	87,074	12.00	101,942	13.94
Passbook Accounts – 1.40%[3]	39,671	4.47	40,445	5.57	84,858	11.60
Money Market Accounts – 3.34%[4]	182,413	20.54	178,694	24.61	96,947	13.25
Total Non-Certificates	$ 395,734	44.56 %	$ 375,203	51.68 %	$ 342,177	46.78 %
Certificates:						
0.00 - 0.99%	$ 555	0.06 %	$ 532	0.08 %	$ 651	0.09 %
1.00 - 1.99%	2	0.00	157	0.02	5,846	0.80
2.00 - 2.99%	6,168	0.69	25,700	3.54	118,723	16.23
3.00 - 3.99%	38,388	4.32	126,409	17.41	211,019	28.84
4.00 - 4.99%	203,720	22.95	119,376	16.45	52,319	7.15
5.00 - 5.99%	243,551	27.42	78,582	10.82	797	0.11
6.00 - 6.99%	0	0.00	0	0.00	5	0.00
Total Certificates	492,384	55.44	350,756	48.32	389,360	53.22
Total Deposits	$ 888,118	100.00 %	$ 725,959	100.00 %	$ 731,537	100.00 %

(1) Reflects weighted average rates paid on transaction and savings deposits at December 31, 2007.
(2) The weighted average rate on NOW Accounts for 2006 was 2.54% and 2005 was 2.08%.
(3) The weighted average rate on Passbook Accounts for 2006 was 1.37% and 2005 was 2.04%.
(4) The weighted average rate on Money Market Accounts for 2006 was 3.31% and 2005 was 2.59%.

The following table shows rate and maturity information for the Bank's certificates of deposit as of December 31, 2007.

(Dollars in thousands) Certificate accounts maturing in quarter ending:	0.00-0.99%	1.00-1.99%	2.00-2.99%	3.00-3.99%	4.00-4.99%	5.00-5.99%	Total	Percent of Total
March 31, 2008	$ 84	0	870	6,209	47,147	68,074	122,384	24.86%
June 30, 2008	115	0	572	5,172	55,091	102,937	163,887	33.29
September 30, 2008	23	0	913	5,768	19,288	59,593	85,585	17.38
December 31, 2008	50	0	1,146	13,326	53,370	943	68,835	13.98
March 31, 2009	8	0	1,045	721	3,230	1,457	6,461	1.31
June 30, 2009	12	0	811	809	4,174	5,797	11,603	2.36
September 30, 2009	31	0	86	1,536	7,748	470	9,871	2.00
December 31, 2009	20	2	101	1,384	1,809	408	3,724	0.76
March 31, 2010	12	0	130	741	1,524	24	2,431	0.49
June 30, 2010	13	0	17	707	1,483	103	2,323	0.47
September 30, 2010	9	0	4	323	5,508	3,479	9,323	1.89
December 31, 2010	18	0	3	461	620	0	1,102	0.22
Thereafter	160	0	470	1,231	2,728	266	4,855	0.99
Total	$ 555	2	6,168	38,388	203,720	243,551	492,384	100.00%
Percent of total	0.11%	0.00%	1.26%	7.80%	41.37%	49.46%	100.00%	

The following table indicates the amount of the Bank's certificates of deposit and other deposits by time remaining until maturity as of December 31, 2007.

	Maturity				
	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 Months	Total
(Dollars in thousands)					
Certificates of deposit less than $100,000 .... $	109,772	141,580	127,893	45,595	424,840
Certificates of deposit of $100,000 or more	11,774	21,454	22,613	6,095	61,936
Public funds less than $100,000[1]	88	153	160	3	404
Public funds of $100,000 or more[1]	750	700	3,754	0	5,204
Total certificates of deposit .... $	122,384	163,887	154,420	51,693	492,384
Passbook of $100,000 or more .... $	271,686	0	0	0	271,686
Accounts of $100,000 or more .... $	284,210	22,154	26,367	6,095	338,826

[1]Deposits from governmental and other public entities.

For additional information regarding the composition of the Bank's deposits, see Note 11 of the Notes to Consolidated Financial Statements in the Annual Report (incorporated by reference in Item 8 of Part II of this Form 10-K). For additional information on certificate maturities and the impact on the Company's liquidity see "Management's Discussion and Analysis of Financial Condition and Results of Operations -Liquidity and Capital Resources" of the Annual Report (incorporated by reference in Item 7 of Part II of this Form 10-K).

Borrowings. The Bank's other available sources of funds include advances from the FHLB and other borrowings. As a member of the FHLB, the Bank is required to own capital stock in the FHLB and is authorized to apply for advances. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB may prescribe the acceptable uses for these advances, as well as limitations on the size of the advances and repayment provisions. Consistent with its asset/liability management strategy, the Bank has utilized FHLB advances from time to time to fund loan demand and extend the term to maturity of its liabilities. The Bank also uses short-term FHLB borrowings to offset short term cash needs due to deposit outflows or loan fundings. At December 31, 2007, the Bank had $112.5 million of FHLB advances outstanding. On such date, the Bank had a collateral pledge arrangement with the FHLB of Des Moines pursuant to which the Bank may borrow up to an additional $61.7 million for liquidity purposes. Refer to Note 12 of the Notes to Consolidated Financial Statements in the Annual Report for more information on FHLB advances (incorporated by reference in Item 8 of Part II of this Form 10-K).

The Company had a $5.0 million revolving line of credit established with a bank that was not drawn at December 31, 2007.

Service Corporations of the Bank

As a federally chartered savings bank, the Bank is permitted by OTS regulations to invest up to 2% of its assets in the stock of, or loans to, service corporation subsidiaries, and may invest an additional 1% of its assets in service corporations where these additional funds are used for inner-city or community development purposes. In addition to investments in service corporations, federal institutions are permitted to invest an unlimited amount in operating subsidiaries engaged solely in activities in which a federal savings bank may engage directly.

OIA is a Minnesota corporation that was organized in 1983 and operated as an insurance agency until 1986 when its assets were sold. OIA remained inactive until 1993 when it began offering credit life insurance, annuity and mutual fund products to the Bank's customers and others.

HFH was a wholly owned Delaware corporation that was formed in 2002, and had its principal office in Grand Cayman Islands. HFH was the holding company for HFREIT which invested in real estate loans acquired from the Bank. HFH and HFREIT were both dissolved in 2005.

Competition

The Bank faces strong competition both in originating real estate, commercial and consumer loans and in attracting deposits. Competition in originating loans comes primarily from mortgage bankers, commercial banks, credit unions and other savings institutions, which have offices in the Bank's market area and those that operate through Internet banking operations throughout the United States. The Bank competes for loans principally on the basis of the interest rates and loan fees it charges, the types of loans it originates and the quality of services it provides to borrowers.

Competition for deposits is principally from mutual funds, securities firms, commercial banks, credit unions and other savings institutions located in the same communities and those that operate through Internet banking operations throughout the United States. The ability of the Bank to attract and retain deposits depends on its ability to provide an investment opportunity that satisfies the requirements of investors as to rate of return, liquidity, risk, convenience and other factors. The Bank competes for these deposits by offering a variety of deposit accounts at competitive rates, convenient business hours and a customer oriented staff.

Other Corporations Owned by the Company

HMN has one other wholly owned subsidiary, SFC, which acts as an intermediary for the Bank in transacting like kind property exchanges for Bank customers.

Employees

At December 31, 2007 the Company had a total of 221 employees, including part-time employees. None of the employees of the Company or its subsidiaries are represented by any collective bargaining unit. Management considers its employee relations to be good.

Regulation and Supervision

The banking industry is highly regulated. As a savings and loan holding company, the Company is subject to regulation by the Office of Thrift Supervision (OTS). The Bank, a federally-chartered savings association, is subject to extensive regulation and examination by the OTS, which is the Bank's primary federal regulator. The FDIC also has some authority to regulate the Bank. Subsidiaries of the Company and the Bank may also be subject to state regulation and/or licensing in connection with certain insurance and investment activities. The Company and the Bank are subject to numerous laws and regulations. These laws and regulations impose restrictions on activities, set minimum capital requirements, impose lending and deposit restrictions and establish other restrictions. References in this section to applicable statutes and regulations are brief and incomplete summaries only. You should consult the statutes and regulations for a full understanding of the details of their operation. Changes in statutes, regulation or regulatory policies applicable to the Bank or the Company, including interpretation or implementation thereof, could have a material effect on the Company's business.

Holding Company Regulation

An entity that owns a savings association is a savings and loan holding company (SLHC). If a holding company owns more than one savings association, it is a multiple SLHC; if it owns only one savings association, it is a unitary SLHC. HMN is a unitary SLHC. The Home Owners Loan Act (HOLA) historically limited multiple SLHCs and their non-association subsidiaries to financial activities and services and to activities authorized for bank holding companies, but unitary SLHCs, in the past, were not subject to restrictions on the activities that could be conducted by holding companies or their affiliates.

In November of 1999 the Gramm-Leach-Bliley Act (the GLB Act) was signed into law. The GLB Act made significant changes to laws regulating the financial services industry. Changes included: (1) a new framework in which bank holding companies can own securities firms, insurance companies and other financial companies; (2) prohibitions on new unitary SLHCs from engaging in non-financial activities or affiliating with non-financial entities; (3) new consumer protections associated with the transfer and use of non-public personal information by financial institutions; and (4) modifications to the Federal Home Loan Bank System. Unitary SLHCs, such as HMN, that were in existence or had an application filed with the OTS on or before May 4, 1999, are not subject to the new restrictions on unitary SLHCs. As a result, the GLB Act did not affect HMN's ability to control non-financial firms or engage in non-financial activities.

Acquisitions by Savings and Loan Holding Companies. Acquisition of a savings association or a savings and loan holding company is generally subject to OTS approval and the public must have an opportunity to comment on the proposed acquisition. Without prior approval from the OTS, HMN may not acquire, directly or indirectly, control of another savings association.

Examination and Reporting. Under HOLA and OTS regulations HMN, as a SLHC, must file periodic reports with the OTS. In addition, HMN must comply with OTS record keeping requirements and is subject to holding company examination by the OTS. The OTS may take enforcement action if the activities of a SLHC constitute a serious risk to the financial safety, soundness or stability of a subsidiary savings association.

Affiliate Transactions. The Bank, as a holding company subsidiary that is a depository institution, is subject to both qualitative and quantitative limitations on transactions with HMN and HMN's other subsidiaries. See "Transactions with Affiliates and Insiders".

Capital Adequacy. HMN is not currently subject to regulatory capital requirements, the Bank is subject to various capital requirements. See "Capital Requirements".

Bank Regulation

As a federally-chartered savings association, the Bank is subject to regulation and supervision by the OTS. Federal law authorizes the Bank as a federal savings association, to conduct, subject to various conditions and limitations, business activities that include: accepting deposits and paying interest on them; making and buying loans secured by residential and other real estate; making a limited amount of consumer loans; making a limited amount of commercial loans; investing in corporate obligations, government debt securities, and other securities; and offering various banking, trust, securities and insurance agency services to its customers.

OTS regulations place limits on the Bank's lending and investment powers. Savings associations are expected to conduct lending activities in a prudent, safe and sound manner. OTS regulations set aggregate limits on certain types of loans including commercial, commercial real estate, and consumer loans. OTS regulations also establish limits on loans to a single borrower. As of December 31, 2007, the Bank's lending limit to one borrower was approximately $14.6 million. A federal savings association generally may not invest in noninvestment-grade debt securities. A federal savings association may establish subsidiaries to conduct any activity the association is authorized to conduct and may establish service corporation subsidiaries for limited preapproved activities.

Qualified Thrift Lender Test. Savings associations, including the Bank, must be qualified thrift lenders (QTLs). A savings association generally satisfies the QTL requirement if at least 65% of a specified asset base consists of things such as loans to small businesses and loans to purchase or improve domestic residential real estate. Savings associations may qualify as QTLs in other ways. Savings associations that do not qualify as QTLs are subject to significant restrictions on their operations. If the Bank fails to meet QTL requirements the Bank and HMN would face certain limitations, including limits on HMN's ability to control non-financial firms. As of December 31, 2007, the Bank met the QTL test.

OTS Assessments. HOLA authorizes the OTS to charge assessments to recover the costs of examining savings associations, holding companies, and their affiliates. The assessment is done semi-annually. The OTS bases the assessment on three factors: 1) asset size; 2) condition; and 3) complexity of the institution. The Bank's and HMN's OTS assessments for the year ended December 31, 2007, were approximately $234,000.

Transactions with Affiliates and Insiders. Banks and savings associations are subject to affiliate and insider transaction restrictions. The restrictions prohibit or limit a savings association from extending credit to, or entering into certain transactions with affiliates, principal stockholders, directors and executive officers of the savings association and its affiliates. The term "affiliate" generally includes a holding company, such as HMN, and any company under common control with the savings association. Federal law limits transactions between the Bank and any one affiliate to 10% of the Bank's capital and surplus and with all affiliates in the aggregate to 20%. In addition, the federal law governing unitary savings and loan holding companies prohibits the Bank from making any loan to any affiliate whose activity is not permitted for a subsidiary of a bank holding company. This law also prohibits the Bank from making any equity investment in any affiliate that is not its subsidiary. The Bank is currently in compliance with these requirements.

Dividend Restrictions. Federal law limits the ability of a depository institution, such as the Bank, to pay dividends or make other capital distributions. The Bank, as a subsidiary of a savings and loan holding company, must file a notice with the OTS before payment of a dividend or approval of a proposed capital distribution by its board of directors and must obtain prior approval from the OTS if it fails to meet certain regulatory conditions. The Bank declared and distributed dividends to HMN of $6.0 million in 2007.

Deposit Insurance

The FDIC insures the deposits of the Bank through the Deposit Insurance Fund (DIF). The DIF is funded by assessments of FDIC members such as the Bank. The FDIC applies a risk-based system for setting deposit insurance assessments. Under the risk-based assessment system, an institution's insurance assessments vary according to the level of capital the institution holds and the degree to which it is the subject of supervisory concern. In addition, regardless of the potential risk to the insurance fund, federal law requires the FDIC to establish assessment rates that will maintain the insurance fund's ratio of reserves to insured deposits to between $1.15 and $1.50 per $100 of insured deposits. During 2007, the Bank was assessed approximately $436,000 for the DIF. The Bank also received a one-time assessment credit of approximately $661,000, which is to be used to offset the assessments. Therefore, the assessments for 2007 were entirely offset by the credit and approximately $225,000 of the credit remains to be used in 2008.

In addition to deposit insurance assessments, the FDIC is authorized to collect assessments against insured deposits to be paid to the Financing Corporation (FICO) to service the FICO debt incurred in the 1980's. The FICO assessment rate is adjusted quarterly. In 2007 the Bank paid a FICO assessment of approximately $100,000.

Capital Requirements

The federal bank regulatory agencies, including the OTS, have a risk-based capital framework in place. The regulators use a combination of risk-based guidelines and leverage ratios to evaluate capital adequacy.

The following table sets forth the current regulatory requirement for capital ratios for savings associations as compared with the Bank's capital ratios at December 31, 2007:

	Core or Tier 1 Capital to Adjusted Total Assets	Tangible Capital to Assets	Core or Tier 1 Capital to Risk-Weighted Assets	Total Capital to Risk-Weighted Assets
Regulatory Minimum	3.00% (1)	1.50%	4.00%	8.00%
The Bank's Actual	7.96%	7.96%	10.34%	11.32%

(1) Savings associations are required to maintain a leverage ratio of 4.00% or more to be considered adequately capitalized.

Capital Categories and Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) created a statutory framework that increased the importance of meeting applicable capital requirements. FDICIA established five capital categories: (1) well-capitalized; (2) adequately capitalized; (3) undercapitalized; (4) significantly undercapitalized; and (5) critically undercapitalized. The activities in which a depository institution may engage and regulatory responsibilities of federal bank regulatory agencies vary depending upon whether an institution is well-capitalized, adequately capitalized or under capitalized. Under capitalized institutions are subject to various restrictions such as limitations on dividends and growth. A depository institution's category depends upon where its capital levels are in relation to relevant capital measures, which include a risk-based capital measure and certain other factors. The federal banking agencies (including the OTS) adopted regulations that implement this statutory framework. Under these regulations, an institution is generally treated as well-capitalized if its ratio of total capital to risk-weighted assets is 10.00% or more, its ratio of core capital to risk-weighted assets is 6.00% or more, its ratio of core capital to adjusted total assets (leverage ratio) is 5.00% or more, and it is not subject to any federal supervisory order or directive to meet a specific capital level. In order to be adequately capitalized, an institution must have a total risk-based capital ratio of not less than 8.00%, a Tier 1 risk-based capital ratio of not less than 4.00%, and a leverage ratio of not less than 4.00%. Any institution that is neither well capitalized nor adequately capitalized will be considered undercapitalized. The Bank currently is considered well capitalized.

Other Regulations and Examination Authority

The FDIC has adopted regulations to protect the Deposit Insurance Fund and depositors, including regulations governing the deposit insurance of various forms of accounts. Federal regulation of depository institutions is intended for the protection of depositors, and not for the protection of stockholders or other creditors. In addition, federal law requires that in any liquidation or other resolution of any FDIC-insured depository institution, claims for administrative expenses of the receiver and for deposits in U.S. branches (including claims of the FDIC as subrogee of the insured institution) shall have priority over the claims of general unsecured creditors.

The OTS may sanction any OTS-regulated bank that does not operate in accordance with OTS regulations, policies and directives. The FDIC has additional authority to terminate insurance of accounts, after notice and hearing, upon a finding that the insured institution is or has engaged in any unsafe or unsound practice that has not been corrected, is operating in an unsafe or unsound condition, or has violated any applicable law, regulation, rule, or order of or condition imposed by the FDIC.

Federal Home Loan Bank (FHLB) System

The Bank is a member of the FHLB of Des Moines, which is one of the 12 regional Federal Home Loan Banks (FHBs). The primary purpose of the FHBs is to provide funding to their saving association members in support of the home financing credit function of the members. Each FHB serves as a reserve or central bank for its members within its assigned region. FHBs are funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. FHBs make loans or advances to members in accordance with policies and procedures established by the board of directors of the FHB. These policies and procedures are subject to the regulation and oversight of the Federal Housing Financing Board. All advances from an FHB are required to be fully secured by sufficient collateral as determined by the FHB. Long-term advances are required to be used for residential home financing and small business and agricultural loans.

As a member, the Bank is required to purchase and maintain stock in the FHLB of Des Moines. As of December 31, 2007, the Bank had $6.2 million in FHB stock, which was in compliance with this requirement. The Bank receives dividends on its FHB stock and over the past five calendar years dividends have averaged approximately 3.30% and averaged 4.68% in 2007.

Federal Reserve Regulation

Under Federal Reserve Board regulations, the Bank is required to maintain reserves against transaction accounts (primarily interest-bearing and noninterest-bearing checking accounts). Because reserves must generally be maintained in cash or in noninterest-bearing accounts, the effect of the reserve requirements is to increase an institution's cost of funds. These regulations generally require that the Bank maintain reserves against net transaction accounts. The reserve levels are subject to adjustment by the Federal Reserve Board. A savings association, like other depository institutions maintaining reservable accounts, may, under certain conditions, borrow from the Federal Reserve Bank discount window.

Numerous other regulations promulgated by the Federal Reserve Board or the OTS affect the business operations of the Bank. These include regulations relating to privacy, equal credit access, electronic fund transfers, collection of checks, lending and savings disclosures, and availability of funds.

Community Reinvestment Act

The Community Reinvestment Act (CRA) requires financial institutions regulated by the federal financial supervisory agencies to ascertain and help meet the credit needs of their delineated communities, including low-to moderate-income neighborhoods within those communities, while maintaining safe and sound banking practices. The regulatory agency assigns one of four possible ratings to an institution's CRA performance and is required to make public an institution's rating and written evaluation. The four possible ratings of meeting community credit needs are outstanding, satisfactory, needs improvement and substantial noncompliance. Under regulations that apply to all CRA performance evaluations after July 1, 1997, many factors play a role in assessing a financial institution's CRA performance. The institution's regulator must consider its financial capacity and size, legal impediments, local economic conditions and demographics, including the competitive environment in which it operates. The evaluation does not rely on absolute standards, and the institutions are not required to perform specific activities or to provide specific amounts or types of credit. The Bank maintains a CRA statement for public viewing, as well as an annual CRA highlights document. These documents describe the Bank's credit programs and services, community outreach activities, public comments and other efforts to meet community credit needs. The Bank's last CRA exam was November 28, 2007 and the Bank received a "satisfactory" rating under the Intermediate Small Savings Association criteria.

Bank Secrecy Act

The Bank Secrecy Act (BSA) requires financial institutions to verify the identity of customers, keep records and file reports that are determined to have a high degree of usefulness in criminal, tax and regulatory matters, and to implement counter-money laundering programs and compliance procedures. The impact on Bank operations from the BSA depends on the types of customers served by the Bank.

EXECUTIVE OFFICERS

Officers are chosen by and serve at the discretion of the Board of Directors of the Company and the Bank. There are no family relationships among any of the directors or officers of the Company and the Bank. The business experience of each executive officer of both the Company and the Bank is set forth below.

***Michael McNeil**, age 60.* Mr. McNeil has been a director of the Company since 1999, the President of the Company since 2000 and the Chief Executive Officer of the Company since 2004. Mr. McNeil has been the President and Chief Executive Officer of the Bank since 1999 and a director of the Bank since 1998. From April 1998 through December 1998, Mr. McNeil was the Senior Vice President of Business Development of the Bank. Prior to joining the Bank, Mr. McNeil was the President and a director of Stearns Bank, N.A. in St. Cloud, Minnesota from 1991 to 1998.

***Jon J. Eberle**, age 42.* Mr. Eberle is Chief Financial Officer, Senior Vice President and Treasurer of the Company and the Bank. Mr. Eberle has held such positions since 2003. Prior to that he served as a Vice President since 2000 and as the Controller since 1998. From 1994 to 1998, he served as the Director of Internal Audit for the Company and the Bank.

***Dwain C. Jorgensen**, age 59.* Mr. Jorgensen has served as Senior Vice President of Technology, Facilities and Compliance of the Company and Bank since 2007. From 1998 to 2007, he served as Senior Vice President of Operations of the Company and the Bank. From 1989 to 1998, he served as Vice President, Controller and Chief Accounting Officer of the Company and the Bank. From 1983 to 1989, Mr. Jorgensen was an Assistant Vice President and Operations Officer for the Bank.

***Susan K. Kolling**, age 56.* Ms. Kolling has been a director of the Company since 2001. Ms. Kolling served as a Vice President of the Bank from 1992 to 1994 and has served as a Senior Vice President of the Bank since 1995. In addition, from 1997 to 2003, Ms. Kolling was an owner of Kolling Family Corp. which does business as Valley Home Improvement, a retail lumber yard. Ms. Kolling became a director of Kolling Family Corp. in 2004.

***Bradley C. Krehbiel**, age 49.* Mr. Krehbiel is Executive Vice President of the Bank, a position he has held since 2004. Mr. Krehbiel joined the Bank as Vice President of Business Banking in 1998. Prior to his employment at the Bank, Mr. Krehbiel held several positions in the financial services industry, including six years as a private banking consultant.

Available Information

The Company's website is www.hmnf.com. The Company makes available, free of charge, through its website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as soon as reasonably practicable after it electronically files these materials with, or furnishes them to, the Securities and Exchange Commission (the SEC). Information contained on the Company's website is expressly not incorporated by reference into this Form 10-K.

Members of the public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room is available by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information about us and other issuers that file electronically at www.sec.gov.

ITEM 1A. RISK FACTORS

Like all financial companies, the Company's business and results of operations are subject to a number of risks, many of which are outside of the Company's control. In addition to the other information in this report, readers should carefully consider that the following important factors, among others, could materially impact the Company's business and future results of operations.

Changes in interest rates could negatively impact the Company's results of operations.

The earnings of the Company are primarily dependent on net interest income, which is the difference between interest earned on loans and investments, and interest paid on interest-bearing liabilities such as deposits and borrowings. Interest rates are highly sensitive to many factors, including government monetary and fiscal policies and domestic and international economic and political conditions. Conditions such as inflation, recession, unemployment, money supply, government borrowing and other factors beyond management's control may also affect interest rates. If the Company's interest-earning assets mature, reprice or prepay more quickly than interest-bearing liabilities in a given period, a decrease in market interest rates could adversely affect net interest income. Likewise, if interest-bearing liabilities mature or reprice, or, in the case of deposits, are withdrawn by the accountholder, more quickly than interest-earning assets in a given period, an increase in market interest rates could adversely affect net interest income. Given the Company's mix of assets and liabilities as of December 31, 2007, a rising interest rate environment would negatively impact the Company's results of operations.

Fixed rate loans increase the Company's exposure to interest rate risk in a rising rate environment because interest-bearing liabilities would be subject to repricing before assets become subject to repricing. Adjustable rate loans decrease the risks to a lender associated with changes in interest rates but involve other risks. As interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, and the increased payment increases the potential for default. At the same time, for secured loans, the marketability of the underlying collateral may be adversely affected by higher interest rates. In a declining interest rate environment, there is likely to be an increase in prepayment activity on loans as the borrowers refinance their loans at lower interest rates. Under these circumstances, the Company's results of operations could be negatively impacted.

Changes in interest rates also can affect the value of loans, investments and other interest-rate sensitive assets including mortgage servicing rights, and the Company's ability to realize gains on the sale or resolution of assets. This type of income can vary significantly from quarter-to-quarter and year-to-year based on a number of different factors, including the interest rate environment. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in non-performing assets and increased loan loss reserve requirements that could have a material adverse effect on the Company's results of operations.

The Company has increased its commercial real estate loan originations, increasing the risk in its loan portfolio.

In order to enhance the yield and shorten the term-to-maturity of its loan portfolio, the Company has expanded its commercial real estate lending during recent years. Commercial real estate lending has increased as a percentage of the Company's total loan portfolio from 23.9% at December 31, 2002 to 31.9% at December 31, 2007. Much of the increase in the Company's commercial real estate portfolio over this period has been in land development loans. Commercial real estate loans generally, and especially land development loans, present a higher level of risk than loans secured by one-to-four family residences. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed), the borrower's ability to repay the loan may be impaired. If the Company's commercial real estate loan portfolio fails to perform, the Company's results of operations and financial condition could be adversely affected.

Changes in interest rates or prepayment speeds could negatively impact the value of capitalized mortgage servicing rights.

The capitalization, amortization and impairment of mortgage servicing rights are subject to significant estimates. These estimates are based upon loan types, note rates and prepayment speed assumptions. Changes in interest rates or prepayment speeds may have a material effect on the net carrying value of mortgage servicing rights. In a declining interest rate environment, prepayment speed assumptions will increase and result in an acceleration in the amortization of the mortgage servicing rights as the assumed underlying portfolio declines and also may result in impairment as the value of the mortgage servicing rights declines.

Declines in home values could decrease our loan originations and increase delinquencies and defaults.

Declines in home values in our markets could adversely impact results from operations. Like all banks, the Company is subject to the effects of any economic downturn, and in particular, a significant decline in home values would likely lead to a decrease in new home equity loan originations and increased delinquencies and defaults in both the consumer home equity loan and residential real estate loan portfolios and result in increased losses in these portfolios.

Regional economic changes in the Company's markets could adversely impact results from operations.

Like all banks, the Company is subject to the effects of any economic downturn, and in particular a significant decline in home values or reduced commercial development in the Company's markets could have a negative effect on results of operations. The Company's success depends primarily on the general economic conditions in the counties in which the Company conducts business, and in the southern Minnesota and northern Iowa area in general. Unlike larger banks that are more geographically diversified, the Company provides banking and financial services to customers primarily in the southern Minnesota counties of Fillmore, Freeborn, Houston, Mower, Olmsted and Winona and portions of Steele, Dodge, Goodhue and Wabasha counties, as well as Marshall and Tama counties in Iowa. The local economic conditions in these market areas have a significant impact on the Company's ability to originate loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in the general economic conditions caused by inflation, recession, unemployment or other factors beyond the Company's control would affect these local economic conditions and could adversely affect the Company's financial condition and results of operations. Additionally, because the Company has a significant amount of commercial real estate loans, decreases in tenant occupancy may also have a negative effect on the ability of many of the Company's borrowers to make timely repayments of their loans, which would have an adverse impact on the Company's earnings. A significant decline in home values would likely lead to increased delinquencies and defaults in both the consumer home equity loan and residential real estate loan portfolios and result in increased losses in these portfolios.

New or revised tax, accounting and other laws, regulations, rules and standards could significantly impact strategic initiatives, results of operations and financial condition.

The financial services industry is highly regulated and laws and regulations may sometimes impose significant limitations on operations. These limitations, and sources of potential liability for the violation of such laws and regulations, are described in Item 1 of Part I of this report under the heading "Business - Regulation and Supervision." These regulations, along with the currently existing tax and accounting laws, regulations, rules and standards, control the methods by which financial institutions conduct business; implement strategic initiatives, as well as past, present, and contemplated tax planning; and govern financial disclosures. These laws, regulations, rules, and standards are constantly evolving and may change significantly over time. The nature, extent, and timing of the adoption of significant new laws, changes in existing laws, or repeal of existing laws may have a material impact on the Company's results of operations and financial condition, the effects of which are impossible to predict at this time.

In January 2007, the Company received notification that the Minnesota Department of Revenue was proposing adjustments of $2.2 million to the Company's 2002 through 2004 Minnesota state tax liability. The proposed adjustments relate to the tax treatment of the inter-company dividends paid to the Bank by Home Federal Holding. The Company is challenging the proposed adjustments. A tax exposure reserve has been established based on a range of probable outcomes, however, the final liability may exceed the amount of the reserve. If the final resolution of the proposed adjustment exceeds the tax exposure reserve established by the Company, the Company's results of operations could be adversely affected.

The extended disruption of vital infrastructure could negatively impact the Company's results of operations and financial condition.

The Company's operations depend upon, among other things, its technological and physical infrastructure, including its equipment and facilities. Extended disruption of its vital infrastructure by fire, power loss, natural disaster, telecommunications failure, computer hacking and viruses, terrorist activity or the domestic and foreign response to such activity, or other events outside of the Company's control, could have a material adverse impact either on the financial services industry as a whole, or on the Company's business, results of operations, and financial condition.

Strong competition within the Company's market area may limit profitability.

The Company faces significant competition both in attracting deposits and in the origination of loans, as described under the heading "Business - Competition." Mortgage bankers, commercial banks, credit unions and other savings institutions, which have offices in the Bank's market area have historically provided most of the Company's competition for deposits; however, the Company also competes with financial institutions that operate through Internet banking operations throughout the United States. In addition, and particularly in times of high interest rates, the Company faces additional and significant competition for funds from money market and mutual funds, securities firms, commercial banks, credit unions and other savings institutions located in the same communities and those that operate through Internet banking operations throughout the United States. Many competitors have substantially greater financial and other resources than the Company. Moreover, the Company may face increased competition in the origination of loans if competing thrift institutions convert to stock form, because such converting thrifts would likely seek to invest their new capital into loans. Finally, credit unions do not pay federal or state income taxes and are subject to fewer regulatory constraints than savings banks and as a result, they may enjoy a competitive advantage over the Company. The Bank competes for loans principally on the basis of the interest rates and loan fees it charges, the types of loans it originates and the quality of services it provides to borrowers. This advantage places significant competitive pressure on the prices of loans and deposits.

Loss of large checking and money market deposit customers could increase cost of funds and have a negative effect on results of operations.

The Company has a number of large deposit customers that maintain balances in checking and money market accounts at the Bank. The ability to attract these types of deposits has a positive effect on the Company's net interest margin as they provide a relatively low cost of funds to the Company compared to certificates of deposits or advances. If these depositors were to withdraw these funds and the Bank were not able to replace them with similar types of deposits, the Banks cost of funds would increase and the Company's results of operation would be negatively impacted.

Because of the limited size of the Company, losses on a few large loans or lending relationships can cause significant volatility in earnings.

Due to the Company's limited size, individual loan values can be large relative to the Company's earnings for a particular period. If one or a few relatively large loans become non-performing in a period and the Company is required to increase its loss reserves, or to write off principal or interest relative to such loans, the operating results of that period could be significantly adversely affected. The effect on results of operations for any given period from a change in the performance of a small number of loans may be disproportionately larger than the impact of such loans on the quality of the Company's overall loan portfolio.

We are subject to the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to material penalties.

The Community Reinvestment Act (CRA) and fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful challenge to an institution's performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity, and restrictions on expansion activity. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation.

The USA Patriot Act and Bank Secrecy Act may subject us to large fines for non-compliance.

The USA Patriot and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If these activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury Department's Office of

Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions. In recent years, several banking institutions have received large fines for non-compliance with these laws and regulations. Although the Company has developed policies and procedures designed to ensure compliance, regulators may take enforcement action against the Company in the event of noncompliance.

This report, other reports filed by the Company with the Securities and Exchange Commission, and the Company's proxy statement may contain "forward-looking" statements that deal with future results, plans or performance. In addition, the Company's management may make such statements orally to the media, or to securities analysts, investors or others. Forward-looking statements deal with matters that do not relate strictly to historical facts. Words such as "anticipate", "believe", "expect", "intend", "would", "could" and similar expressions, as they relate to us, are intended to identify such forward-looking statements. The Company's future results may differ materially from historical performance and forward-looking statements about the Company's expected financial results or other plans are subject to a number of risks and uncertainties. These include but are not limited to possible legislative changes and adverse economic, business and competitive developments such as shrinking interest margins; deposit outflows; reduced demand for financial services and loan products; changes in accounting policies and guidelines, or monetary and fiscal policies of the federal government; changes in credit and other risks posed by the Company's loan and investment portfolios; changes in loan repayment and prepayment patterns; changes in loan terms and conditions; technological, computer-related or operational difficulties; adverse changes in securities markets; results of litigation or other significant uncertainties.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company leases the corporate office in Rochester, Minnesota and owns the buildings and land for 9 of its 15 full service branches. The remaining six full service branches and one loan origination office are leased. These offices are located at 7389 Airport View Drive SW, Rochester, Minnesota and 2805 Dodd Road, Suite 160, Eagan, Minnesota. Leased private banking offices are located at 5201 Eden Avenue, Suite 170, Edina, Minnesota, 1016 Civic Center Drive NW, Rochester, Minnesota and 100 1st Ave Bldg., Suite 200, Rochester, Minnesota. The Company's loan origination office is located at 50 14th Avenue East, Suite 100, in Sartell, Minnesota. The Bank uses all properties and they are all located in Minnesota, except for two full service branches located in Iowa.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the Bank and the Company are involved as plaintiff or defendant in various legal proceedings arising in the normal course of its business. While the ultimate outcome of these various legal proceedings cannot be predicted with certainty, it is the opinion of management that the resolution of these legal actions should not have a material effect on the Company's consolidated financial condition or results of operations. However, if the Company were to lose its tax assessment challenge with the Minnesota Department of Revenue it could have a material effect on the Company's consolidated financial condition or results of operations. See Note 14 of the Notes to the Consolidated Financial Statements for more information.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The information on page 20 under the caption "Dividends", page 42 in paragraphs 1, 2, 3, 5 and 6 under the caption "Note 17 Stockholders' Equity", and page 52 under the caption "Common Stock Information" and the inside back cover page of the Annual Report to Security Holders for the year ended December 31, 2007 is incorporated herein by reference.

Set forth below is information concerning purchases of the Company's common stock made by or on behalf of the Company during the quarter ended December 31, 2007:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 1 through October 31, 2007	40,000	$27.54	40,000	176,000
November 1 through November 30, 2007	30,000	26.68	30,000	146,000
December 1 through December 31, 2007	10,000	23.20	10,000	136,000
Total	80,000	$25.81	80,000	

On January 23, 2007, the Company announced a program to repurchase up to 300,000 shares of the Company's common stock. As of December 31, 2007, there were 136,000 shares authorized for repurchase under the stock repurchase program, which was set to expire on July 23, 2008.

STOCKHOLDER RETURN PERFORMANCE PRESENTATION

The following graph compares the total cumulative stockholders' return on the Company's common Stock to the NASDAQ U.S. Stock Index ("NASDAQ Composite"), which includes all NASDAQ traded stocks of U.S. companies, and the SNL Bank NASDAQ Index.


Total Return Performance
HMN Financial, Inc.
NASDAQ Composite
SNL Bank NASDAQ Index
Index Value
250
225
200
175
150
125
100
75
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period Ending					
Index	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
HMN Financial, Inc.	100.00	150.00	210.01	193.40	232.92	171.26
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL Bank NASDAQ Index	100.00	129.08	147.94	143.43	161.02	126.42

ITEM 6. SELECTED FINANCIAL DATA

The information on page 5 under the caption "Five Year Consolidated Financial Highlights" of the Annual Report to Security Holders for the year ended December 31, 2007 is incorporated herein by reference.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information on pages 6 through 23 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations", other than the section captioned "Market Risk", of the Annual Report to Security Holders for the year ended December 31, 2007 is incorporated herein by reference.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The information on pages 21 through 23 under the captions "Market Risk" and "Asset/Liability Management" of the Annual Report to Security Holders for the year ended December 31, 2007 is incorporated herein by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements (including the notes to the financial statements) on pages 24 through 48, other than the sections captioned "Other Financial Data" and "Common Stock Information", of the Annual Report to Security Holders for the year ended December 31, 2007 is incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management's Annual Report on Internal Control over Financial Reporting. The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are only being made in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system inherently has limitations, and the benefits of controls must be weighed against their costs. Additionally, controls can be circumvented by the individual acts of some persons by collusion of two or more people, or by management override of the control. Therefore, no assessment of a cost-effective system of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, will be detected.

Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company's evaluation under this framework, the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
HMN Financial, Inc.:

We have audited HMN Financial, Inc.'s (the Company) internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, HMN Financial, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of HMN Financial, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated March 4, 2008 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG LLP

Minneapolis, Minnesota
March 4, 2008

Changes in internal controls. No change in the Company's internal control over financial reporting was identified in connection with the evaluation required by Rule 13a-15(d) of the Exchange Act that occurred during the period covered by this report and that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item is incorporated by reference from the information under the caption "Executive Officers" in Part I of this report and under the captions "Director Nominees," "Directors continuing in office after Annual Meeting," "Directors Emeritus," "Board Meetings and Committees" (excluding any information not related to the audit committee) and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the close of the Company's fiscal year ended December 31, 2007.

The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial and accounting officer, controller and other persons performing similar functions. The Company has posted the Code of Ethics on its website located at www.hmnf.com. The Company intends to post on its website any amendment to, or waiver from, a provision of the Code of Ethics that applies to its principal executive officer, principal financial and accounting officer, controller or other persons performing similar functions within five business days following the date of such amendment or waiver.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from the information under the caption "Executive Compensation" (excluding information under caption "Compensation Committee Report on Executive Compensation"), "Compensation Committee Interlocks and Insider Participation" and "Director Compensation" in the Company's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the close of the Company's fiscal year ended December 31, 2007.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference from the information under the captions "Security Ownership of Management and Certain Beneficial Owners" in the Company's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the close of the Company's fiscal year ended December 31, 2007.

The following table provides information as of December 31, 2007 for compensation plans under which equity securities may be issued.

Plan Category	(a) Number of Securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) [1]
Equity compensation plans approved by stockholders	295,395	$16.75	171,618
Equity compensation plans not approved by stockholders	0	0	0
Total	295,395	$16.75	171,618

(1) Includes securities available for future issuance under stockholder approved compensation plans other than upon the exercise of an option, warrant or right, as follows: 171,618 shares under the Company's 2001 Omnibus Stock Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated by reference from the information under the captions "Certain Transactions" in the Company's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the close of the Company's fiscal year ended December 31, 2007.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference from the information under the caption "Independent Auditor Fees" in the Company's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the close of the Company's fiscal year ended December 31, 2007.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Financial Statements

The following financial statements appearing in the Company's Annual Report to Security Holders for the year ended December 31, 2007, are incorporated herein by reference.

2. Financial Statement Schedules

All financial statement schedules have been omitted as this information is not required under the related instructions, is not applicable or has been included in the Notes to Consolidated Financial Statements.

3. Exhibits

The exhibits filed with this report are set forth on the Exhibit Index filed as part of this report immediately following the signatures.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HMN FINANCIAL, INC.

Date: March 4, 2008

By: */s/ Michael McNeil*
Michael McNeil,
President and Chief Executive Officer

Each of the undersigned hereby appoints Michael McNeil and Jon J. Eberle, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1934, as amended, any and all amendments and exhibits to this Annual Report on Form 10-K and any and all applications, instruments, and other documents to be filed with the Securities and Exchange Commission pertaining to this Annual Report on Form 10-K or any amendments thereto, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on March 4, 2008.

Name	Title
/s/ Michael McNeil Michael McNeil	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Jon J. Eberle Jon J. Eberle	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/s/ Timothy R. Geisler Timothy R. Geisler	Chairman of the Board
/s/ Allan R. DeBoer Allan R. DeBoer	Director
/s/ Duane D. Benson Duane D. Benson	Director
/s/ Michael J. Fogarty Michael J. Fogarty	Director
/s/ Karen L. Himle Karen L. Himle	Director
/s/ Susan K. Kolling Susan K. Kolling	Director
/s/ Malcolm W. McDonald Malcolm W. McDonald	Director
/s/ Mahlon C. Schneider Mahlon C. Schneider	Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit	Filing Status
3.1	Amended and Restated Certificate of Incorporation	Incorporated by Reference (1)
3.2	Amended and Restated By-laws	Incorporated by Reference (2)
4	Form of Common Stock Certificate	Incorporated by Reference (3)
10.1†	Change in Control Agreement with Michael McNeil dated as of March 1, 2004	Incorporated by Reference (4)
10.2†	Employment Agreement with Michael McNeil dated as of January 1, 2002	Incorporated by Reference (5)
10.3†	Form of Change in Control Agreement with executive officers	Incorporated by Reference (6)
10.4†	Directors Deferred Compensation Plan	Incorporated by Reference (7)
10.5†	Amended and Restated HMN Financial, Inc. Stock Option and Incentive Plan dated July 29, 1998	Incorporated by Reference (8)
10.6†	HMN Financial, Inc. 2001 Omnibus Stock Plan	Incorporated by Reference (9)
10.7†	Form of Incentive Stock Option Agreement for HMN Financial, Inc. 2001 Omnibus Stock	Incorporated by Reference (10)
10.8†	Form of Non-Statutory Stock Option Agreement for HMN Financial, Inc. 2001 Omnibus Stock	Incorporated by Reference (11)
10.9†	Form of Restricted Stock Agreement for HMN Financial, Inc. 2001 Omnibus Stock	Incorporated by Reference (12)
10.10†	Description of Michael McNeil 2007 Bonus Plan	Incorporated by Reference (13)
10.11	HMN Financial, Inc. Employee Stock Ownership Plan (as amended through February 26, 2008)*	Filed Electronically
13	Portions of Annual Report to Security Holders incorporated by reference	Filed Electronically
14	Code of Business Conduct and Ethics	Incorporated by Reference (14)
21	Subsidiaries of Registrant	Filed Electronically
23	Consent of KPMG LLP	Filed Electronically
24	Powers of Attorney	Included with Signatures
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer	Filed Electronically
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer	Filed Electronically
32	Section 1350 Certifications	Filed Electronically

† Management contract or compensatory arrangement

1 Incorporated by reference to Exhibit 3(a) to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998 (File No. 0-24100).

2 Incorporated by reference to Exhibit 3 to the Company's Current Report on Form 8-K dated February 22, 2005, filed on February 23, 2005 (File No. 0-24100).

3 Incorporated by reference to the same numbered exhibit to the Company's Registration Statement on Form S-1 dated April 1, 1994 (File No. 33-77212).

4 Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the period ending December 31, 2004 (File No. 0-24100).

5 Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002 (File No. 0-24100).
6 Incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2004 (File No. 0-24100).
7 Incorporated by reference to the same numbered exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 1994 (File No. 0-24100).
8 Incorporated by reference to Exhibit 10.1(b) to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1998 (File No. 0-24100).
9 Incorporated by reference to Exhibit B to the Company's Proxy Statement for its Annual Meeting of Stockholders held on April 24, 2001 (File no. 0-24100).
10 Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2004 (File No. 0-24100).
11 Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2004 (File No. 0-24100).
12 Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated January 24, 2005, filed on January 28, 2005 (File No. 0-24100).
13 Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 22, 2007, filed on January 26, 2007 (File No. 0-24100).
14 Incorporated by reference to Exhibit 14 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2005 (File No. 0-24100).

END